As filed with the Securities and Exchange Commission on July 30, 2007

Securities Act File No. 333-124411
Investment Company Act File No. 811-21760

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
(CHECK APPROPRIATE BOX OR BOXES)
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	|X|
POST-EFFECTIVE AMENDMENT NO. 3	|X|

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	|X|
AMENDMENT NO. 4	|X|

BlackRock Multi-Strategy Hedge Advantage
(Exact name of Registrant as specified in Charter)

BlackRock Advisors, LLC
100 Bellevue Parkway
Wilmington, Delaware 19809

(Address of principal executive offices)

Registrant’s Telephone Number, including Area Code: 1-877-GPC-ROCK

Howard P. Berkowitz
Managing Director
BlackRock Investment Management, LLC
55 East 52nd Street
New York, New York 10065
1-877-GPC-ROCK

(Name and address of agent for service)

Copies to:

Margery K. Neale, Esq.
Willkie Farr & Gallagher
787 Seventh Avenue
New York, New York 10019

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF
THIS REGISTRATION STATEMENT

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box [X]

It is proposed that this filing will become effective:

[X] when declared effective pursuant to Section 8(c)

If appropriate, check the following box:

[   ] This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

[   ] This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is _____.

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

TITLE OF SECURITIES BEING REGISTERED	AMOUNT BEING REGISTERED	PROPOSED MAXIMUM OFFERING PRICE PER UNIT	PROPOSED MAXIMUM AGGREGATE OFFERING AMOUNT	AMOUNT OF REGISTRATION FEE

Common Shares of Beneficiary Interests	500,000,000	$1.00	$500,000,000	$58,850.00[1]

1	Paid in connection with the Fund’s filing on July 30, 2005. No new shares of the fund are being registered by this filing.

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CROSS REFERENCE SHEET
PARTS A AND B OF PROSPECTUS

Item No.	Caption	Location
1.	Outside Front Cover Page	Outside Front Cover Page
2.	Cover Pages; Other Offering Information	Inside Front Cover and Outside Back Cover Pages
3.	Fee Table and Synopsis	Summary of Fees and Expenses
4.	Financial Highlights	Financial Highlights
5.	Plan of Distribution	Purchases of Shares
6.	Selling Shareholders	Not Applicable
7.	Use of Proceeds	Use of Proceeds
8.	General Description of the Registrant	The Fund
9.	Management	Management of the Fund The Adviser Administrator Custodian and Escrow Agent Management Fee
10.	Capital Stock, Long-Term Debt, and Other Securities	Dividends and Other Distributions
11.	Defaults and Arrears on Senior Securities	Not Applicable
12.	Legal Proceedings	Not Applicable
13.	Table of Contents of the Statement of Additional Information	Not Applicable
14.	Cover Page of SAI	Not Applicable
15.	Table of Contents	Table of Contents
16.	General Information and History	The Fund
17.	Investment Objective and Policies	Investment Program
18.	Management	See Item 9 Above
19.	Control Persons and Principal Holders of Securities	Management of the Fund
20.	Investment Advisory and Other Services	The Adviser Management Fee
21.	Portfolio Managers	The Adviser
22.	Brokerage Allocation and Other Practices	Brokerage
23.	Tax Status	Tax Aspects
24.	Financial Statements	Financial Statements

PART A—INFORMATION REQUIRED IN A PROSPECTUS
PART B—INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

The information required to be included in this Registration Statement by Part A and Part B of Form N-2 is contained in the prospectus that follows.

PROSPECTUS

July 30, 2007

BlackRock Multi-Strategy Hedge Advantage

Shares of Beneficial Interest

        BlackRock Multi-Strategy Hedge Advantage (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company. The investment objective of the Fund is to seek high total returns over a full market cycle through investment in hedge funds and other investment vehicles pursuing alternative investment strategies.

        The shares of beneficial interest of the Fund (“Shares”) are not deposits in, obligations of, or guaranteed by the Adviser or any of its affiliates (as defined below), are not government guaranteed or insured, and are subject to investment risks, including the possible loss of the principal amount invested. See “Types of Investments and Related Risks.”

TOTAL OFFERING

	Price to Public(1)	Sales Load (Distribution Fees) (2)	Proceeds to the Fund

Per Share	$1.125893*	$0.032793	$1.0931

Total	$515,000,000	$15,000,000	$500,000,000(3)

*	The Shares are offered on a best efforts basis at a price equal to net asset value which ranged from $0.9928 to $1.0931 per Share between September 1, 2005 (commencement of operations) to the date of this Prospectus.
(1)	The minimum initial investment in the Shares by an investor is $25,000. Subsequent investments must be at least $10,000.
(2)	Assumes the maximum sales load of 3%. Investments of less than $100,000 are subject to a sales load of 3%, investments of less than $500,000 (but equal to or greater than $100,000) are subject to a sales load of 2%, and investments greater than $500,000 are subject to a sales load of 1%, in each case, computed as a percentage of the subscription amount. Under a right of accumulation offered by the Fund, the amount of each additional subscription for Shares by a shareholder, as well as subscriptions by immediate family members (if requested), will be aggregated with the amount of such shareholder’s initial investment and any other additional previous investments by the shareholder in determining the applicable sales load. An investor’s immediate family members include his or her spouse, child, sibling and parent(s). No sales load will be charged to certain types of investors. See “Subscriptions for Shares — Plan of Distribution.”
(3)	These estimated proceeds assume the sale of all Shares registered under this offering.

        BlackRock Distributors, Inc. (“BDI”) and FAM Distributors, Inc. (“FAMD”), each an affiliate of the Fund’s investment adviser, act as the principal underwriters with respect to the Fund and serve in that capacity on a reasonable best efforts basis, subject to various conditions. The principal business address of BDI is 760 Moore Road, King of Prussia, Pennsylvania 19406 and the principal business address of FAMD is 800 Scudders Mill Road, Plainsboro, New Jersey 08536. Additional distributors (collectively with BDI and FAMD, the “Distributors”) also may be appointed. The sales load payable to a Distributor is charged as a percentage of a prospective investor’s subscription amount. The sales load will be subtracted from the subscription amount and will neither constitute an investment made by the investor in the Fund nor form part of the assets of the Fund. BDI and FAMD also provide certain ongoing investor and shareholder servicing services pursuant to a Shareholder Services Agreement with the Fund for which the Fund pays a monthly fee computed at the annual rate of 0.25% of the Fund’s average month-end net assets. See “Shareholder Account Services Arrangements.” Shares will be sold only to investors qualifying as “Eligible Investors” as described in this Prospectus.

        Neither the Securities and Exchange Commission nor any other U.S. federal or state governmental agency or regulatory authority has approved or disapproved the merits of an investment in these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

        This Prospectus sets forth concisely information about the Fund that a prospective investor should know before investing, and should be retained for future reference. It includes the information required to be included in a prospectus and statement of additional information. You may request a free copy of this Prospectus, annual and semi-annual reports to shareholders when available, and other information about the Fund, and make Shareholder inquiries by calling 1-877-GPC-ROCK or, by writing to the Fund. The Fund does not have a website. Additional information about the Fund has been filed with the Securities and Exchange Commission and is available on the Securities and Exchange Commission’s website at www.sec.gov.

55 East 52nd Street
New York, New York 10055
Tel. 1-877-GPC-ROCK

TO ALL INVESTORS

        This Prospectus will not constitute an offer to sell or the solicitation of an offer to buy, and no sale of Shares will be made, in any jurisdiction in which the offer, solicitation or sale is not authorized or to any person to whom it is unlawful to make the offer, solicitation or sale. No person has been authorized to make any representations concerning the Fund that are inconsistent with those contained in this Prospectus. Prospective investors should not rely on any information not contained in this Prospectus. Prospective investors should not construe the contents of this Prospectus as legal, tax or financial advice. Each prospective investor should consult his, her or its own professional advisors as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund for the investor. This Prospectus is qualified in its entirety by reference to the Fund’s declaration of trust (the “Declaration of Trust”) dated May 25, 2005. The Shares are subject to restrictions on transferability and resale.

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OFFERING SUMMARY

        In making an investment decision, an investor must rely upon his, her or its own examination of the Fund and the terms of the offering, including the merits and risks involved in acquiring the Shares of the Fund. This is only a summary of information to consider before investing and is qualified in its entirety by the more detailed information that follows elsewhere in this Prospectus. An investor should review the entire Prospectus before making a decision to subscribe for Shares of the Fund.

The Fund	BlackRock Multi-Strategy Hedge Advantage (the “Fund”) is a statutory trust organized under the laws of the State of Delaware and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company. The Fund will sell shares of beneficial interest of the Fund (the “Shares”) in modest minimum denominations to tax-exempt investors.

The assets of the Fund will be actively managed. The Fund will pay BlackRock Advisors, LLC, the investment adviser to the Fund (the “Adviser”), a management fee at the annual rate of 1.50% of the Fund’s average daily net assets. Unlike many private investment funds that pursue similar investment policies, the Fund has registered as an investment company under the 1940 Act and has registered its Shares under the Securities Act of 1933, as amended (the “1933 Act”). Investors who subscribe for Shares will become shareholders of the Fund (“Shareholders”).

Investment Objective and Investment Program	The Fund’s investment objective is to seek high total returns over a full market cycle through investments in hedge funds and other investment vehicles that pursue alternative investment strategies. The Fund will seek to accomplish its objective by investing primarily in hedge funds, commodity pools, funds-of-funds and other alternative investment pools (collectively, “Portfolio Funds”) managed by securities and commodity trading advisors (“Portfolio Fund Managers”). Although the Fund is not required to maintain exposure to any particular strategies, the Adviser anticipates that the Fund will typically gain exposure, through its investment in Portfolio Funds, to a number of common alternative investment strategies, such as relative value, global macro, equity long/short and event driven strategies. The Portfolio Funds in which the Fund will invest will be sponsored and managed by companies other than the Adviser and its affiliates. The Fund may, however, invest its uninvested cash balances in affiliated money market funds.

The Adviser will allocate the Fund’s assets to Portfolio Funds that pursue one or more types of strategies. In allocating assets, the Adviser determines which investment strategies should be included in the Fund’s investment portfolio (based on its evaluation of market conditions) and the amount of Fund assets to be allocated to such strategies. The Adviser selects Portfolio Fund Managers that employ such strategies. The Adviser may take into account a number of factors when considering a Portfolio Fund Manager’s ability to manage assets using a particular investment style or styles, including:

•	the length of the Portfolio Fund Manager’s experience in that style;
•	the Portfolio Fund Manager’s capacity to manage assets in that style;
•	quantitative analysis of the Portfolio Fund Manager’s historical performance; and
•	qualitative judgments of the Portfolio Fund Manager’s organizational structure, professional depth and stability, and internal controls and risk management.
The Fund will rely on the Adviser’s ability to select appropriate investment strategies and to select and monitor Portfolio Fund Managers to implement such strategies. Because the Adviser generally will not trade the Fund’s assets itself (other than in allocating assets to Portfolio Funds), prospective investors should consider that their return will be largely dependent on the ability of the Adviser to select Portfolio Fund Managers who perform well over time.

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The Adviser allocates assets to Portfolio Funds based upon, among other things, quantitative techniques and risk management guidelines that seek to maintain an appropriate level of diversification. The Fund, however, is considered a non-diversified company under the 1940 Act and may thus concentrate its assets in fewer issuers than a fund that is organized as a “diversified” fund under the 1940 Act. The Fund will seek to invest in Portfolio Funds which, in the aggregate, maintain exposure to a range of strategies, markets and national economies. In addition to seeking a level of diversification, the Adviser may emphasize certain strategies that the Adviser believes are more likely to be profitable than others due to its assessment of prevailing market conditions. Based upon the number of available Portfolio Fund Managers pursuing an investment strategy and the Adviser’s view of the investment potential and diversification benefits of such strategy, certain of the Portfolio Funds selected by the Adviser may be allocated substantially larger portions of the Fund’s assets than other Portfolio Funds. The Adviser will conduct periodic reviews of each Portfolio Fund’s performance and make allocations and reallocations of Fund assets based upon an ongoing evaluation of investment performance, changes in the investment strategies or capabilities of Portfolio Funds and changes in market conditions.

The Adviser anticipates that the number and identity of Portfolio Funds will vary over time, at the Adviser’s discretion, as a result of allocations and reallocations among existing and new Portfolio Funds and the performance of each Portfolio Fund as compared to the performance of the other Portfolio Funds. The Adviser may select new Portfolio Funds, or redeem or withdraw from Portfolio Funds, at any time without prior notice to, or the consent of, investors in the Fund. There is no minimum or maximum number of Portfolio Funds in which the Fund must be invested. The Adviser, however, will not allocate more than 20% of the Fund’s net assets (measured at the time of investment) to any Portfolio Fund, but may invest more than 20% of the Fund’s net assets (measured at the time of investment) in two or more Portfolio Funds managed by the same Portfolio Fund Manager.

There can be no assurance that the Fund’s objective will be achieved.

Risk Factors	The Investment Program Is Speculative and Entails Substantial Risks. All securities investing and trading activities risk the loss of capital. No assurance can be given that the Fund’s investment objective will be achieved or that the performance of the Fund will be positive over any period of time. Many of the Portfolio Funds may use leverage, engage in short sales and derivative transactions, maintain concentrated portfolios, invest in illiquid securities or pursue other speculative and risky strategies. The Fund may experience significant losses from investing in Portfolio Funds that use such strategies. As a non-diversified investment company, the Fund is not subject to the percentage limitations imposed on diversified investment companies by the 1940 Act with respect to the portion of its assets that may be invested in the securities of any one issuer. As a result, the investment portfolio of the Fund may be subject to greater risk and volatility than if the portfolio were invested in the securities of a broader range of issuers. The Fund intends to comply with the diversification requirements imposed by Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

Investment in the Fund Is Not Suitable for All Investors. Prospective investors in the Fund should review carefully the discussion under the caption “Types of Investments and Related Risks” for specific risks associated with the Fund and the Portfolio Fund Managers’ styles of investing. An investment in the company is not appropriate for all investors and is not intended to be a complete investment program. An investment in the Fund should be made only by investors who understand the nature of the investment and do not require more than limited liquidity in this investment. An investor could incur substantial, or even total, losses on an investment in the Fund. The Shares are only suitable for persons willing to accept this high level of risk.

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Proprietary Investment Strategies. The Portfolio Fund Managers may use proprietary investment strategies that are based on considerations and factors that are not fully disclosed to the Adviser or the Fund. The Portfolio Fund Managers generally use investment strategies that differ, and involve greater risk and expense, from those typically employed by traditional managers of portfolios of stocks and bonds. These strategies may involve risks that are not anticipated by the Portfolio Fund Managers, the Adviser or the Fund.

Substantial Use of Options and other Derivatives. Certain of the Portfolio Fund Managers may engage in a substantial amount of options trading, both for speculative and for hedging purposes. Options trading involves certain risks that trading in the underlying securities alone does not. For example, interest rates and market volatility affect option values, and options have limited life spans and may expire worthless despite the underlying position becoming profitable soon thereafter. Certain of the Portfolio Fund Managers make extensive use of other types of derivatives in their trading. Derivatives often carry a high degree of embedded leverage and, consequently, are highly price sensitive to changes in interest rates, government policies, economic forecasts and other factors that generally have a much less direct impact on the price levels of the underlying instruments. Derivative instruments may be subject to various types of risks, including market risk, liquidity risk, the risk of non-performance by the counterparty (including risks relating to the financial soundness and creditworthiness of the counterparty), legal risk and operations risk.

Investment in Equity Securities; Undervalued Companies. Portfolio Funds’ investment portfolios may include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and non-U.S. issuers. Equity positions may be taken in small and medium capitalization companies, with limited operating histories and financial resources. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced. The level of volatility in portfolio holdings also may be increased to the extent the market moves in a manner not anticipated by a Portfolio Fund Manager. Additionally, certain of the Portfolio Fund Managers may invest in securities that they consider to be undervalued. These securities may be issued by companies in financial distress from which there can be no assurance that they will recover. In the event of an economic downturn, many companies in “turnaround” situations are likely to fail, causing their securities to become worthless.

Inadequate Return. No assurance can be given that the returns on the Fund’s investments will be commensurate with the risk of investment in the Fund. Hedge fund returns dropped significantly in recent years in comparison to their historic returns in prior years, and there can be no assurance that their returns, as an asset class, in future periods will continue to reflect previous historical levels. This may be due in part to changes in market conditions affecting hedge funds’ investments and strategies, as well as the proliferation of hedge funds pursuing similar strategies (thereby making it difficult for one hedge fund to outperform others). The foregoing considerations relating to hedge funds have been identified as serious risks by a number of investment commentators, including senior executives of affiliates of the Adviser. Investors should not commit money to the Fund unless they have the resources to sustain the loss of their entire investment.

Limited Operating History. Certain Portfolio Funds may have limited operating history upon which prospective investors can evaluate its potential performance. The past investment performance of either funds managed by the Adviser or of Portfolio Fund Managers with which the Fund invests or expects to invest its assets may not be construed as an indication of the future results of an investment in the Fund.

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The Shares Have Limited Liquidity. It is anticipated that Shares will not be listed on any securities exchange or traded in other markets, and Shares will be subject to restrictions on transfer. Although the Fund expects to offer to repurchase Shares from Shareholders from time to time, no assurance can be given that these repurchases will occur as scheduled or at all.

The Fund Bears the Fees of its Underlying Portfolio Fund Managers and the Fee Arrangements of Those Managers May Involve Special Risks. As noted above, each Portfolio Fund Manager to which the Adviser allocates assets generally will charge an asset-based fee, and some or all of the Portfolio Fund Managers will receive performance-based compensation (either fees or in the form of profit “allocations”). The asset-based fees of the Portfolio Fund Managers are generally expected to range from 1% to 3% annually of the net assets under their management and the performance compensation to the Portfolio Fund Managers is generally expected to range from 15% to 25% of net profits annually. The receipt of performance compensation by a Portfolio Fund Manager may create an incentive for a Portfolio Fund Manager to take positions that involve more risk than the Portfolio Fund Manager might otherwise have accepted. The Portfolio Fund Managers receive incentive compensation based on each such Portfolio Fund Manager’s individual performance, not the overall performance of the Fund. Consequently, the Fund may pay incentive compensation to certain Portfolio Fund Managers even while incurring overall losses.

A Portfolio Fund Manager will receive any performance compensation to which it is entitled, irrespective of the performance of the other Portfolio Funds and the Fund generally. Thus, a Portfolio Fund Manager with positive performance may receive performance compensation from the Fund, as an investor in an underlying Portfolio Fund, and indirectly from the Fund’s investors, even if the Fund’s overall returns are negative. Investment decisions for the Portfolio Funds are made by the Portfolio Fund Managers independently of each other. Consequently, at any particular time, one Portfolio Fund may be purchasing interests in an issuer that at the same time are being sold by another Portfolio Fund. Investing by Portfolio Funds in this manner could cause the Fund to incur certain transaction costs without accomplishing any net investment result.

There Are Special Risks Related to Investments in the Portfolio Funds. Portfolio Funds generally permit redemptions only at infrequent intervals, and in some cases only up to a specified percentage of assets. Portfolio Funds may permit or require that redemptions of interests be made in kind. Upon its withdrawal of all or a portion of its interest in a Portfolio Fund, the Fund may receive securities that are illiquid or difficult to value. In such a case, the Adviser would seek to cause the Fund to dispose of these securities in a manner that is in the Fund’s best interests. The Fund may not be able to withdraw from a Portfolio Fund except at certain designated times, limiting the ability of the Adviser to withdraw assets from a Portfolio Fund that may have poor performance or for other reasons. The Fund also may be subject to fees imposed on withdrawals from the Portfolio Funds, especially with respect to “early withdrawals” made within the “lock-up” or penalty period, if any, of a particular Portfolio Fund.

To the extent the Fund’s holdings in a Portfolio Fund afford it no ability to vote on matters relating to the Portfolio Fund, the Fund will have no say in matters that could adversely affect the Fund’s investment in the Portfolio Fund.

Board of Trustees	The Fund has a Board of Trustees (each member a “Trustee” and collectively, the “Board of Trustees”) that has overall responsibility for monitoring and overseeing the Fund’s investment program and its management and operations. The initial Trustees have each been elected by the Adviser, the Fund’s initial and sole current Shareholder. Any vacancy on the Board of Trustees may be filled by the remaining

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Trustees, except to the extent the 1940 Act requires the election of Trustees by the Shareholders. A majority of the Trustees are “Independent Trustees” who are not “interested persons” (as defined by the 1940 Act) of the Fund or the Adviser. See “Management of the Fund — Board of Trustees” and “Trustees and Officers.”

The Fund has entered into an investment advisory agreement (the “Investment Advisory Agreement”) with the Adviser. In addition, the Adviser has entered into a sub-advisory agreement with BlackRock Investment Management, LLC (“BIM”). The Investment Advisory Agreement and the sub-advisory agreement continue in effect from year to year after an initial two-year term if the continuance is approved annually by the Board of Trustees (including a majority of the Independent Trustees). The Board of Trustees may terminate the Investment Advisory Agreement on 60 days’ prior written notice to the Adviser. See “Investment Advisory Agreement.” A discussion of the basis for the Board of Trustees’ approval of the investment advisory agreement with the Adviser and the sub-advisory agreement between the Adviser and BIM is included in the Fund’s semi-annual shareholder report for the fiscal period ended September 30, 2006.

The Adviser and Sub-Adviser	BlackRock Advisors, LLC is the Fund’s Adviser and manages the Fund’s investments subject to the oversight of the Board of Trustees. While the Adviser is ultimately responsible for the management of the Fund, it is able to draw upon the research and expertise of its asset management affiliates for portfolio decisions and management with respect to certain portfolio securities.

The Adviser is a wholly owned subsidiary of BlackRock, Inc. On September 29, 2006, BlackRock, Inc. consummated a transaction with Merrill Lynch & Co., Inc. whereby Merrill Lynch & Co., Inc.’s investment management business combined with that of BlackRock to create a new independent Fund that is one of the world’s largest asset management firms with over $1 trillion in assets under management.

The Adviser has retained BIM, an affiliate, to act as investment sub-adviser to the Fund. BIM is a registered investment adviser and commodity pool operator organized in 1999. BIM is responsible for the day-to-day management of the Fund. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). BIM is registered as an investment adviser under the Advisers Act and as a commodity trading advisor and a commodity pool operator with the Commodity Futures Trading Commission (“CFTC”). References in this prospectus to the Adviser also include the Subadviser where appropriate.

Prior to September 29, 2006, Merrill Lynch Alternative Investments LLC, an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc., acted as the Fund’s investment adviser.

The Adviser has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act (“CEA”) pursuant to Rule 4.5 under the CEA. The Adviser is not, therefore, subject to registration or regulation as a “commodity pool operator” under the CEA and the Fund is operated so as not to be deemed a “commodity pool” under the regulations of the CFTC.

The BlackRock Fund of Funds Team is responsible for managing the Fund’s investments. Howard P. Berkowitz, Anson H. Beard, Christine Jurinich and Edward Rzeszowski are the portfolio managers responsible for investing the Fund’s assets and are primarily responsible for the day-to-day portfolio management and short-term cash management of the Fund. For additional information about the portfolio managers including the method of their compensation, other accounts they manage and their ownership of Shares, see “The Adviser — Information Regarding the Portfolio Managers.”

The Adviser and its affiliates create and manage a variety of mainstream and alternative investment products, including mutual funds, hedge funds, funds of funds, private equity funds, managed futures funds and exchange funds. The Adviser has

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offices in New York. The Adviser and its affiliates have extensive experience in alternative investments, specifically funds of hedge funds and managed futures funds. As of June 30, 2007, the Adviser and its affiliates had approximately $1.23 trillion in assets under management worldwide. The Adviser had approximately $2.8 billion in fund of hedge funds products under management as of June 30, 2007. As of the date of this Prospectus, the Fund is one of two funds of hedge funds managed by the Adviser that are registered under the 1940 Act. An affiliate of the Adviser initially the Adviser has invested $100,000 in the Fund, but is not required to maintain such investment and may elect to withdraw all or any portion of such investment at any time the Fund offers to repurchase Shares from Shareholders.

Administrator	PFPC, Inc., a corporation formed under the laws of the Commonwealth of Massachusetts, has been appointed by the Fund to provide certain administrative and transfer agency and investor services to the Fund (in such capacity, the “Administrator” or the “Transfer Agent”). Fees payable to the Administrator for these services, and reimbursement for the Administrator’s out-of-pocket expenses, are paid by the Fund. See “Fund Expenses” and “Administrator.”

In consideration of the services provided by the Administrator to the Fund, the Fund pays the Administrator a monthly fee at the annual rate of 0.075% of the Fund’s aggregate beginning of the month net assets not exceeding $200 million, 0.050% of the Fund’s aggregate beginning of the month net assets exceeding $200 million but not in excess of $400 million, and 0.030% of the Fund’s aggregate beginning of the month net assets in excess of $400 million. The Fund also pays the Administrator certain fixed fees for tax preparation and other services (collectively with the asset based fee, the “Administrative Fee”). The Administrative Fee is paid out of and reduces the Fund’s net assets. See “Administrator.”

Shareholder Account Services	The Fund has entered into a Shareholder Services Agreements with each of BDI and FAMD (each, a “Service Agent”), to provide (or arrange for the provision of) ongoing investor and shareholder servicing activities.

The Fund will pay a monthly fee computed at the annual rate of 0.25% of the Fund’s average month-end net assets (the “Service Fee”). The Service Fee will be paid to each Service Agent to reimburse it for payments made to broker-dealers and financial advisors (“Shareholder Service Providers”) that have agreed to provide ongoing investor and shareholder servicing activities to Shareholders and for ongoing Shareholder servicing activities performed by the Service Agent. Furthermore, the Adviser, in its discretion and from its own assets, may pay each Service Agent and the Shareholder Service Providers in respect of their customers’ investments in the Fund, additional ongoing compensation not to exceed 0.25% (on an annualized basis, payable quarterly) of the aggregate value of outstanding Shares held by Shareholders introduced by the Service Agent or Shareholder Service Provider, respectively. See “Shareholder Account Services Arrangements.”

Custodian and Escrow Agent	The Fund has retained PFPC Trust Company, a limited purpose trust company incorporated under the laws of the State of Delaware and an affiliate of PFPC, Inc., to provide certain custodial services to the Fund (in such capacity, the “Custodian”). The Fund has also retained PFPC, Inc. to serve as escrow agent (in such capacity, the “Escrow Agent”), with respect to subscription order monies received from prospective investors. Fees payable to the Custodian and the Escrow Agent for these services, and reimbursement for the Custodian’s and the Escrow Agent’s out-of-pocket expenses, are paid out of the Fund’s assets. See “Fund Expenses” and “Custodian and Escrow Agent.”

Fund Expenses	The Adviser or its affiliates bear expenses incurred in the operation of its business (such as rent for office space, equipment, facilities and employees’ salaries). As described below, however, the Fund bears all other expenses related to its investment program (collectively, “investment-related expenses”). See “Fund Expenses.”

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Expenses to be borne by the Fund include, without limitation: ongoing offering expenses; trustees’ fees (including trustees and officers/errors and omissions insurance); fidelity bond expenses; administrative expenses (including the fees and expenses of the Administrator or any successor administrator); legal, tax, custodial, audit, professional, escrow, internal and external fund accounting, transfer agency and valuation expenses; corporate licensing and printing expenses; record keeping expenses; expenses incurred in communicating with Shareholders, including the costs of preparing and printing reports to Shareholders; and extraordinary expenses. Fund expenses also include investment-related expenses, including, but not limited to, the Management Fee (as defined below), brokerage commissions, dealer mark-ups, and other transaction costs on its cash management; interest expense on any borrowings it may make; and any subscription or redemption charges imposed by the Portfolio Funds.

Management Fee	In consideration of the advisory and other services provided by the Adviser, the Fund pays the Adviser a monthly fee at the annual rate of 1.50% of the Fund’s average daily net assets (the “Management Fee”). The Management Fee is paid out of and reduces the Fund’s net assets. See “Management Fee.”

The Adviser pays BIM for the services it provides a monthly fee at an annual rate equal to a percentage of the Management Fee paid to the Adviser under the investment advisory agreement between the Adviser and the Fund.

Conflicts of Interest	The investment activities of the Adviser and its affiliates (including, for these purposes, BIM, Merrill Lynch & Co., Inc., BlackRock, Inc., The PNC Financial Services Group, Inc. and their affiliates, Trustees, partners, trustees, managing members, officers and employees (collectively with the Adviser, the “Affiliates”)) and the Portfolio Fund Managers and their affiliates, in the management of, or their interest in, their own accounts and other accounts they manage, may present conflicts of interest that could disadvantage the Fund and the Shareholders. The Adviser provides investment management services to other funds and discretionary managed accounts that follow an investment program similar to that of the Fund. The Adviser and its Affiliates are involved worldwide with a broad spectrum of financial services and asset management activities and may engage in the ordinary course of business in activities in which their interests or the interests of their clients may conflict with those of the Fund. One or more Affiliates act or may act as an investor, investment manager, financer, advisor, market maker, trader, prime broker, lender, agent and/or principal, and have other direct and indirect interests, in the global fixed income, currency, commodity, equity and other markets in which the Fund directly and indirectly invests. Thus, it is likely that the Fund will have multiple business relationships with and will invest in, engage in transactions with, make voting decisions with respect to, or obtain services from entities for which an Affiliate performs or seeks to perform investment banking or other services. One or more Affiliates may engage in proprietary trading and advise accounts and funds that have investment objectives similar to those of the Fund and/or that engage in and compete for transactions in the same types of securities, currencies and instruments as the Fund. The trading activities of these Affiliates are carried out without reference to positions held directly or indirectly by the Fund and may result in an Affiliate having positions that are adverse to those of the Fund. No Affiliate is under any obligation to share any investment opportunity, idea or strategy with the Fund or the Portfolio Fund Managers. As a result, an Affiliate may compete with the Fund and the Portfolio Funds for appropriate investment opportunities. The results of the Fund’s investment activities, therefore, may differ from those of an Affiliate and of other accounts managed by an Affiliate, and it is possible that the Fund could sustain losses during periods in which one or more Affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Fund may, from time to time, enter into transactions in which an Affiliate or its other

11

clients have an adverse interest. Furthermore, transactions undertaken by an Affiliate or an Affiliate-advised client may adversely impact the Fund or the Portfolio Funds. Transactions by one or more Affiliate-advised clients or the Adviser may have the effect of diluting or otherwise disadvantaging the values, prices or investment strategies of the Fund or the Portfolio Funds. The Fund’s activities may be limited because of regulatory restrictions applicable to one or more Affiliates, and/or their internal policies designed to comply with such restrictions. In addition, a Portfolio Fund may invest in securities of companies with which an Affiliate has or is trying to develop investment banking relationships or in which an Affiliate has significant debt or equity investments. A Portfolio Fund also may invest in securities of companies for which an Affiliate provides or may some day provide research coverage. An Affiliate may have business relationships with and purchase or distribute or sell services or products from or to distributors, consultants or others who recommend the Fund or who engage in transactions with or for the Fund. The Fund may also make brokerage and other payments to an Affiliate in connection with the Fund’s portfolio investment transactions.

The Adviser has a conflict of interest in selecting Portfolio Funds because certain investors in such Portfolio Funds are other investment funds managed by the Adviser or its Affiliates. The Adviser, for example, may determine that an investment opportunity is appropriate for a particular fund or account that it manages, or for itself, but not for the Fund. In addition, the Adviser, its Affiliates or accounts other than the Fund managed by the Adviser or its Affiliates may invest in Portfolio Funds on terms more favorable than those available to the Fund and as investors in such Portfolio Funds may act in ways adverse to the interests of the Fund.

The Adviser and its Affiliates manage a number of different multi-adviser accounts. Often a Portfolio Fund may only permit one entity managed by the same general partner to invest. Consequently, the Adviser is required in its Portfolio Fund selections to allocate availability among the Fund and such other accounts, and has a conflict of interest in doing so.

Under a securities lending program approved by the Fund’s Board of Trustees, the Fund has retained an Affiliate to serve as the securities lending agent for the Fund to the extent that the Fund participates in the securities lending program. For these services, the lending agent may receive a fee from the Fund, including a fee based on the returns earned on the Fund’s investment of the cash received as collateral for the loaned securities. In addition, one or more Affiliates may be among the entities to which the Fund may lend its portfolio securities under the securities lending program.

The activities of the Adviser and its Affiliates may give rise to other conflicts of interest that could disadvantage the Fund and the Shareholders. The Adviser has adopted policies and procedures designed to address these potential conflicts of interest. See the section entitled “Potential Conflicts of Interest” for further information.

Subscription for Shares	Shares will be offered at their net asset value and may be subscribed for on the first business day of each calendar month (a “business day” being any day on which banks in New York City are not required or permitted to close), except that the Fund may offer Shares more frequently as determined by the Board of Trustees. Shares are being offered only to investors that meet all requirements to invest in the Fund. See “Subscriptions for Shares.” The minimum initial investment from each investor is $25,000, and the minimum additional investment is $10,000. An investor’s subscription for Shares is irrevocable by the investor and will generally require the investor to maintain its investment in the Fund until such time as the Fund offers to repurchase the Shares in a tender offer. See “Redemptions, Repurchases and Transfers of Shares.” The Board of Trustees may, in its discretion, cause the Fund to repurchase all of the Shares held by a Shareholder if the total value of the Shareholder’s Shares, as a result of repurchase or transfer by the Shareholder, is less

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than $25,000 (or any lower amount equal to the Shareholder’s initial subscription amount net of the applicable sales load). See “Subscriptions for Shares — Subscription Terms.”

In order to subscribe for Shares, an investor’s completed subscription agreement must be delivered to the Administrator at least 15 calendar days before the investor’s proposed subscription. An existing Shareholder generally may subscribe for additional Shares by completing an additional subscription agreement, and must provide notice of the proposed subscription amount to the Administrator at least 15 calendar days before the proposed subscription. Subscriptions are subject to the receipt of cleared funds from such account prior to the applicable subscription date and in the full amount of the subscription. Cleared funds must be available in such account no later than seven business days prior to the particular subscription date or such other date as a Distributor may determine in its sole discretion and communicate to investors. Although the Administrator may accept, in the Fund’s sole discretion, a subscription prior to receipt of cleared funds, an investor may not become a Shareholder until cleared funds have been received. The Fund reserves the right to reject any subscription for Shares, and the Fund may, in its sole discretion, suspend subscriptions for Shares at any time and from time to time. See “Subscriptions for Shares — Subscription Terms.”

Distributors may be retained by the Fund to assist in the offer and sale of Shares and will generally be entitled to a sales load and an ongoing shareholder services fee for such services. As of the date of this Prospectus, BDI and FAMD, each an affiliate of the Adviser, has been selected as the Fund’s Distributors, and serve in that capacity on a reasonable best efforts basis, subject to various conditions. Investments of less than $100,000 are subject to a sales load of 3%, investments of less than $500,000 (but equal to or greater than $100,000) are subject to a sales load of 2%, and investments greater than $500,000 are subject to a sales load of 1%, in each case computed as a percentage of the subscription amount. Under a right of accumulation offered by the Fund, the amount of each additional investment in the Fund by a Shareholder, as well as subscriptions by immediate family members (if requested), will be aggregated with the amount of the Shareholder’s initial investment and any other additional previous investments in the Fund by the Shareholder in determining the applicable sales load. This right of accumulation does not extend to any other fund advised, sponsored or distributed by the Adviser and its affiliates. The applicable sales load will be charged as a percentage of a prospective investor’s subscription amount. The sales load will be subtracted from the subscription amount and will not constitute an investment by the investor in the Fund. The sales load may be adjusted or waived at the sole discretion of the applicable Distributor in consultation with the Fund and is expected to be waived for the Adviser and its affiliates, including the directors, partners, principals, officers and employees of each of these entities, and employees of the Distributors and certain of their affiliates. See “Subscriptions for Shares — Plan of Distribution.”

Eligibility	The Fund intends to sell Shares of the Fund only to prospective tax-exempt investors who meet the definition of “accredited investor” as defined in Regulation D under the 1933 Act. Investors meeting both these requirements are referred to in this Prospectus as “Eligible Investors.” Investors who are “accredited investors” as defined in Regulation D are generally, persons having an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and having a reasonable expectation of reaching the same income level in the current year; individuals having a net worth of at least $1 million; or entities having total assets of at least $5 million or entities all of whose beneficial owners are themselves accredited investors. Existing Shareholders subscribing for additional Shares must be Eligible Investors at the time of each additional subscription. Each prospective investor is required to certify as to their qualification as an Eligible Investor. The qualifications necessary

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for an investor to meet the definition of “accredited investor” and a tax-exempt investor are described in Appendix A to this Prospectus. See “Subscriptions for Shares — Eligible Investors” and “Appendix A.”

Transfer Restrictions	The Fund is a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund, such as the Fund, do not have the right to redeem their Shares.

In addition, there is no public market for Shares and none is expected to develop. The Fund will not list its Shares on a stock exchange or similar market. With very limited exceptions, Shares are not transferable, and liquidity for investments in Shares may be provided only through periodic repurchase offers by the Fund, as described below. If a Shareholder attempts to transfer Shares in violation of the Fund’s transfer restrictions, the transfer will not be permitted and will be void. An investment in the Fund is therefore suitable only for investors who can bear the risks associated with the limited liquidity of Shares and should be viewed as a long-term investment.

Redemptions and Repurchases of Shares by the Fund	No Shareholder or other person holding Shares acquired from a Shareholder will have the right to require the Fund to redeem the Shares. The Fund may from time to time repurchase Shares from Shareholders in accordance with written tenders by Shareholders at those times, in those amounts, and on such terms and conditions as the Board of Trustees may determine in its sole discretion. Each such repurchase offer may be limited and will generally apply to up to 15% of the net assets of the Fund. In determining whether the Fund should offer to repurchase Shares from Shareholders, the Board of Trustees will consider the recommendations of the Adviser as to the timing of such an offer, as well as a variety of operational, business and economic factors. The Adviser expects that it will recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders quarterly on the last business day of March, June, September and December.

The Fund may repurchase Shares, or any portion of them, of a Shareholder or any person acquiring Shares from or through a Shareholder, without consent or other action by the Shareholder or other person, if: ownership of the Shares by the Shareholder or other person will cause the Fund to be in violation of certain laws; continued ownership of the Shares may adversely affect the Fund; or any of the representations and warranties made by a Shareholder in connection with the acquisition of the Shares was not true when made or has ceased to be true. A Shareholder whose Shares are redeemed by the Fund will not be entitled to a refund of any amount of sales load paid in connection with the subscription for those Shares. See “Redemptions, Repurchases and Transfers of Shares — No Right of Redemption” and “— Repurchases of Shares.”

Dividends and Other Distributions	The Fund pays dividends to Shareholders at least annually in aggregate amounts representing substantially all of the Fund’s net investment income (including realized short-term gains), if any, earned during the year. The Fund’s long-term capital gains, if any, are also distributed annually. All dividends and other distributions are reinvested in additional Shares of the Fund unless a Shareholder elects otherwise. Shareholders who choose not to have distributions reinvested must select one of two options: (i) receive dividends and capital gains through cash distribution or (ii) reinvest capital gains, receive dividends through cash distribution. The tax status of any dividend or other distribution is the same regardless of whether or not the dividend or distribution is reinvested or taken as cash. See “Dividends and Other Distributions — Automatic Reinvestment Plan.”

Taxation	The Fund intends to remain qualified as a regulated investment company under the Code, and intends each year to distribute substantially all of its investment company taxable income and net capital gains to Shareholders. Therefore, it is expected that

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the Fund will generally not be subject to Federal income tax. The investment strategies of Portfolio Funds may be employed without regard to the tax consequences of investment transactions on the Fund and Shareholders. Tax-exempt investors will not realize unrelated business taxable income with respect to an unleveraged investment in Shares. See “Tax Aspects.”

Employee Benefit Plans and Other Tax-exempt Entities	Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other tax-exempt entities, including employee benefit plans, individual retirement accounts (“IRAs”) and Keogh plans (each, a tax-exempt entity), generally are eligible to subscribe for Shares. The Fund’s assets will not be deemed to be “plan assets” for purposes of ERISA. See “ERISA Considerations.”

Reports to Shareholders	The Fund will send to Shareholders an unaudited semiannual and an audited annual report within 60 days after the close of the period covered by the report, or as otherwise required by the 1940 Act.

Term	The Fund’s term is perpetual unless the Fund is otherwise terminated under the terms of the Declaration of Trust.

Fiscal Year	For accounting purposes, the Fund’s fiscal year is the 12-month period ending on March 31. For tax purposes, the Fund has adopted the 12-month period ending March 31 of each year as its taxable year.

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SUMMARY OF FEES AND EXPENSES

        The following table illustrates the fees and expenses that the Fund expects to incur and that Shareholders investing in the Fund can expect to bear directly or indirectly.

Shareholder Transaction Fees:
Maximum sales load (percentage of subscription amount)	3.00	%(1)
Maximum repurchase fee	None
Annual Expenses (as a percentage of net assets):
Management Fee	1.50%
Other Expenses
Accounting and Administrative Fee	.08%
Shareholder Service Fee	.25%
Other	1.09%
Acquired Fund (Portfolio Fund) Fees and Expenses(3)	11.37%
Total Annual Expenses(2)	14.29%

(1)	Investments of less than $100,000 are subject to a sales load of 3%, investments of less than $500,000 (but equal to or greater than $100,000) are subject to a sales load of 2%, and investments greater than $500,000 are subject to a sales load of 1%, in each case as a percentage of the subscription amount. Under a right of accumulation offered by the Fund, the amount of each additional subscription for Shares by a Shareholder, as well as subscriptions by immediate family members (if requested), will be aggregated with the amount of such Shareholder’s initial investment and any other additional previous investments by the Shareholder in determining the applicable sales load. No sales load will be charged to certain types of investors. See “Subscriptions for Shares — Plan of Distribution.”
(2)	The Adviser agreed to voluntarily cap the total annual expenses of the Fund at 0.25% per month (3% per year) until December 31, 2006. This voluntarily waiver has terminated.
(3)	Acquired Fund (Portfolio Fund) Fees and Expenses represent indirect fees and expenses of the Fund and therefore of the Shareholders. These indirect fees and expenses represent the operating expenses, trading-related expenses, and management and incentive fees of the Portfolio Funds that the Fund invests in. These fees and expenses of the Acquired Fund are based upon historic fees and expenses. Future Acquired Fund fees and expenses may be substantially higher or lower because certain fees are based upon the performance of the Acquired Funds, which may fluctuate over time. These indirect fees and expenses are not paid to the Advisor but rather represent the cost of investing in the underlying Portfolio Funds.

        The purpose of the table above is to assist prospective investors in understanding the various fees and expenses Shareholders will bear directly or indirectly. The Fund bears costs and expenses as an investor in the Portfolio Funds (including fees that may be imposed on its withdrawals of assets invested in the Portfolio Funds). Specifically, the Fund generally will be subject to asset-based fees ranging from 1% to 3% of the Fund’s investment in any Portfolio Fund and generally will also be subject to performance-based fees of 15-25% of net profits earned on that investment. These expenses are included in the above table under caption “Acquired Fund (Portfolio Fund) Fees and Expenses.” For a more complete description of the various fees and expenses of the Fund, see “Fund Expenses,” “Management Fee,” “Administrator,” “Shareholder Account Services Arrangements” and “Subscriptions for Shares.”

EXAMPLE:

        You would pay the following fees and expenses on a $25,000 investment in the Fund, assuming a 5% annual return:*

1 year	3 years	5 years	10 years
$4,054	$9,771	$14,474	$22,903

        The Example is based on the estimated fees and expenses set out above (and also reflects the maximum 3% sales load that may be assessed on a $25,000 investment in the Fund). It should not be considered a representation of future expenses, as actual expenses may be greater or less than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the Example. A greater rate of return than that used in the Example would increase certain fees and expenses paid by the Fund.

*	On an investment of $1,000, the Example would be as follows:

EXAMPLE:

        You would pay the following fees and expenses on a $1,000 investment in the Fund, assuming a 5% annual return:

1 year	3 years	5 years	10 years
$162	$391	$579	$916

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        The above examples include the “Acquired Fund (Portfolio Fund) Fees and Expenses” as indicated in the fee table, which represent indirect fees and expenses of the Fund and therefore of the Shareholders. These indirect fees and expenses represent the operating expenses, trading-related expenses, and management and incentive fees of the Portfolio Funds that the Fund invests in. These fees and expenses of the Acquired Fund are based upon historic fees and expenses. Future Acquired Fund fees and expenses may be substantially higher or lower because certain fees are based upon the performance of the Acquired Funds, which may fluctuate over time. These indirect fees and expenses are not paid to the Adviser but rather represent the cost of investing in the underlying Portfolio Funds.

        Below are the direct fees and expenses of the Fund that an investor would pay for a $25,000 investment in the Fund, assuming a 5% annual return:

1 Year	3 years	5 years	10 years
$1,465	$2,941	$4,479	$8,613

        Below are the direct fees and expenses of the Fund that an investor would pay for a $1,000 investment in the Fund, assuming a 5% annual return:

1 Year	3 years	5 years	10 years
$59	$118	$179	$345

FINANCIAL HIGHLIGHTS

        The table below sets forth selected financial information that is intended to help you understand the Fund’s financial performance for the period shown. The information in the table has been derived from the financial statements in the Fund’s annual report for the period ended March 31, 2007. This information has been audited by Deloitte & Touche LLP, the Fund’s independent registered public accounting firm, whose report, along with the Fund’s financial statements are included in the Fund’s annual report. A copy of the annual report may be obtained without charge by contacting the Fund at 1-877-GPC-ROCK.

	For the Year Ended March 31, 2007	For the Period September 1, 2005† to March 31, 2006
Per Share Operating Performance:
Net asset value, beginning of period	$1.0486	$1.0000
Investment loss — net**	(.0286)	(.0158)
Unrealized/realized in investments	.0999	.0644

Total from investment operations	0.713	.0486

Less distributions from investment income — net	(.0812)	—

Total distributions	(.0812)	—

Net asset value, end of period	$1.0387	$1.0486

Total Investment Return:
Total Investment Return***	6.99%	4.86	%‡

Ratios to Average Net Assets:
Expenses	3.15%	5.68	%*

Expenses net of reimbursement	2.92%	3.00	%*

Investment loss — net	(2.33%)	(2.7	%)*

Supplemental Data:
Net assets: end of period (in thousands)	$58,004	$41,759

Portfolio turnover	37%	0%

*	Annualized.
**	Based on average shares outstanding.
***	Total investment return excludes the effect of sales charges.
†	Commencement of operations.
‡	Aggregate total investment return, not annualized.

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THE FUND

        The Fund is registered under the 1940 Act as a closed-end, non-diversified, management investment company and was organized as a statutory trust under the laws of the State of Delaware on April 22, 2005. The Fund’s principal office is located at 55 East 52nd Street 25th Floor, New York, New York, 10055 and its telephone number is 1-877-GPC-ROCK. Investment advisory services will be provided to the Fund by the Adviser, a limited liability company organized under Delaware law and an indirect, wholly owned subsidiary of BlackRock, Inc. BIM, an affiliate of the Adviser, is the Sub-Adviser to the Fund and is responsible for the day-to-day management of the Fund. Responsibility for monitoring and overseeing the Fund’s management and operation is vested in the individuals who serve on the Board of Trustees. See “Management of the Fund — Board of Trustees.”

USE OF PROCEEDS

        The proceeds from the sale of Shares, excluding the amount of any sales loads paid by investors and net of the Fund’s fees and expenses, will be invested to pursue its investment program and objective as soon as practicable (and not later than 3 months), consistent with market conditions and the availability of suitable investments, after receipt of such proceeds by the Fund.

STRUCTURE

        The Fund is a specialized investment vehicle that combines many of the features of an investment fund not registered under the 1940 Act, often referred to as a “private investment fund” or “hedge fund,” with those of a registered closed-end investment company. Private investment funds are commingled asset pools that are often aggressively managed and that offer their securities privately without registration under the 1933 Act in large minimum denominations to a limited number of tax-exempt, high net worth individual and/or institutional investors. The general partners or investment advisers of these funds, which are typically structured as limited partnerships or limited liability companies, are usually compensated through asset-based fees and performance-based compensation. Registered closed-end investment companies are typically organized as corporations, business trusts, statutory trusts, limited partnerships or limited liability companies. These registered companies impose relatively modest minimum investment requirements and publicly offer their shares to a broad range of investors. The advisers to registered closed-end investment companies are typically compensated through asset-based (but not performance-based) fees.

        The Fund is similar to a private investment fund in that it will be actively managed, but differs from a typical private investment fund in that it will permit investments in relatively modest minimum denominations and its Shares will be sold solely to tax-exempt investors. In addition, the managers of the Portfolio Funds typically will be entitled to receive performance-based compensation. The structure of the Fund is designed to permit tax-exempt investors that have a higher tolerance for investment risk to participate in an aggressive investment program without making the more substantial minimum capital commitment that is required by many private investment funds.

INVESTMENT PROGRAM

Investment Objective

        The investment objective of the Fund is to seek high total returns over a full market cycle through investment in hedge funds and other investment vehicles that pursue alternative investment strategies. There can be no assurance that the Fund will achieve its investment objective or that its return will be positive over any period of time. As described below, the Fund is a “fund of funds” that seeks total returns over the long term, while attempting to provide a level of diversification for the Shareholders through investing in Portfolio Funds managed by third-party Portfolio Fund Managers who employ one or more of a variety of alternative investment strategies.

        The Portfolio Funds may invest in all types of securities and financial instruments, including equity, debt, derivatives, structured securities and currencies. It is expected that Portfolio Funds in which the Fund will invest have the flexibility to use leveraged, short-sale or derivative positions to take advantage of perceived inefficiencies across the global capital markets. Because Portfolio Funds following alternative investment strategies (whether hedged or not) are often described as “hedge funds,” the Fund’s investment program can be referred to as a fund of hedge funds. Through the selection and monitoring of Portfolio Funds, the Fund seeks to achieve total return that

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is not disproportionately influenced by the performance of any single Portfolio Fund. In addition, as already noted, through constructing a portfolio that is comprised of a number of Portfolio Funds, the Fund seeks to achieve the desired returns with lower volatility than likely would be achieved by investing in a single Portfolio Fund.

        The Fund may also make direct investments in securities, options, futures, options on futures, and other financial instruments in the discretion of the Adviser.

Investment Philosophy and Strategy of the Fund

        The Fund is a multi-strategy, non-traditional investment fund that will allocate its assets primarily to a variety of Portfolio Funds. The Adviser selects Portfolio Fund Managers to manage the Fund’s capital, and is responsible for determining the amount of assets to be allocated to each Portfolio Fund Manager and for reallocating assets among new and existing Portfolio Fund Managers.

        The Adviser will allocate the Fund’s assets to Portfolio Funds that pursue one or more types of strategies. At times, however, the Adviser may concentrate the assets of the Fund in Portfolio Funds that pursue the same (or similar) strategies. In such a situation, a substantial portion (if not all) of the Fund’s assets will be exposed to the risks associated with a single strategy or asset class. The Adviser will generally focus on Portfolio Funds that predominantly implement discrete strategies, so that the Adviser can seek to monitor the Fund’s exposure to various strategies. Most Portfolio Funds, however, have the flexibility to pursue different strategies without prior notice.

        In allocating assets, the Adviser first determines which investment strategies should be included in the Fund’s investment portfolio based on its evaluation of market conditions. Strategies may from time to time be excluded from the portfolio and new ones added, as determined by the Adviser, in its sole discretion, based on its assessment of market conditions. Although the Fund is not required to maintain exposure to any particular strategies, the Adviser anticipates that the Fund will typically gain exposure, through its investment in Portfolio Funds, to a number of common alternative strategies, such as relative value, global macro, equity long/short and event driven strategies.

        Given the investment strategies it believes should be represented in the Fund’s investment portfolio, and the amount of Fund assets to allocate to such strategies, the Adviser selects Portfolio Fund Managers that employ such strategies. The Adviser may take into account a number of factors when considering a Portfolio Fund Manager’s ability to manage assets using an investment style or styles, including:

•	the length of the Portfolio Fund Manager’s experience in that style;
•	the Portfolio Fund Manager’s capacity to manage assets in that style;
•	quantitative analysis of the Portfolio Fund Manager’s historical performance; and
•	qualitative judgments of the Portfolio Fund Manager’s organizational structure, professional depth and stability, and internal controls and risk management.

        The Fund will rely on the Adviser’s ability to select appropriate investment strategies and to select and monitor Portfolio Fund Managers to implement such strategies. Because the Adviser generally will not trade the Fund’s assets itself (other than in allocating assets to Portfolio Funds), prospective investors should consider that their return will be largely dependent on the ability of the Adviser to select Portfolio Fund Managers who perform well over time.

        The Adviser allocates assets to Portfolio Funds based upon, among other things, quantitative techniques and risk management guidelines that seek to maintain an appropriate level of diversification. (The Fund, however, is considered a non-diversified company under the 1940 Act and may thus concentrate its assets in fewer issuers than a fund that is organized as a “diversified” fund under the 1940 Act. In addition, the Adviser may decide to concentrate the Fund’s assets in Portfolio Funds that pursue the same (or similar) strategies.) In addition to seeking a level of diversification, the Adviser may emphasize certain strategies that the Adviser believes are more likely to be profitable than others due to its assessment of prevailing market conditions. Based upon the number of available Portfolio Fund Managers pursuing an investment strategy and the Adviser’s view of the investment potential and benefits of such strategy, certain of the Portfolio Funds selected by the Adviser may be allocated substantially larger portions of the Fund’s assets than other Portfolio Funds. The Adviser will conduct periodic reviews of each

19

Portfolio Fund’s performance and make allocations and reallocations of Fund assets based upon an ongoing evaluation of investment performance, changes in the investment strategies or capabilities of Portfolio Funds and changes in market conditions.

        The Adviser anticipates that the number and identity of Portfolio Funds will vary over time, at the Adviser’s discretion, as a result of allocations and reallocations among existing and new Portfolio Funds and the performance of each Portfolio Fund as compared to the performance of the other Portfolio Funds. The Adviser may select new Portfolio Funds, or redeem or withdraw from Portfolio Funds, at any time without prior notice to, or the consent of, investors in the Fund. Other than as the Fund’s investment policies may curtail concentrating assets above certain thresholds in any single Portfolio Fund, there is generally no minimum or maximum number of Portfolio Funds in which the Fund must be invested. The Adviser, however, will not allocate more than 20% of the Fund’s net assets (measured at the time of investment) to any Portfolio Fund, but may invest more than 20% of the Fund’s net assets (measured at the time of investment) in two or more Portfolio Funds managed by the same Portfolio Fund Manager.

        The Adviser currently anticipates that the Fund will generally invest in Portfolio Funds directly. The Adviser may, however, determine to structure investments in Portfolio Funds indirectly, through derivative instruments or other structured transactions. Generally, this type of arrangement would involve the Fund entering into a contract with a counterparty, where the counterparty agrees to provide the Fund with a payment based on the return of a Portfolio Fund in exchange for a fee or other payment by the Fund (such as a payment based on a particular interest rate benchmark). The Adviser, in its discretion, also may cause the Fund to make direct investments in securities, foreign exchange, options, futures, options on futures and other financial instruments.

        The Fund also may invest its uninvested cash balances in affiliated money market funds. To the extent that the Fund invests in a short-term investment vehicle, including any short-term investment vehicles sponsored by the Adviser and its affiliates, the Fund will generally be required to pay its pro rata share of such investment vehicle’s operating expenses. The Fund has the authority to borrow for cash management purposes, including in anticipation of additional subscriptions, to fund redemptions and to address the timing issues in connection with the acquisition of investments, and may do so when deemed appropriate by the Adviser.

        There can be no assurance that the Fund’s objective will be achieved.

Primary Investment Strategies

        The Adviser intends to invest the assets of the Fund primarily in and among a variety of Portfolio Funds in order to gain exposure to a variety of investment strategies, including:

        Relative Value (Arbitrage) Strategies

        Convertible Arbitrage. A strategy based on exploiting inefficiencies in the convertible bond market, for example, by taking long positions in convertible fixed-income instruments or warrants that are hedged usually by shorting the underlying stock, with the expectation of capturing price or yield differences.

        Fixed Income Arbitrage. A typically highly leveraged strategy that seeks to capture differences in price between different types of fixed income instruments that develop through changes to, for example, the fixed income yield curve or changes in credit spreads or other pricing factors.

        Statistical Arbitrage. A type of equity arbitrage based on, for example, taking offsetting long and short positions in different indices, common stocks of different companies with similar businesses, or baskets of common stocks representing different market sectors, in order to seek to benefit from differences in quantitative characteristics. This strategy is often model driven.

        Global Macro Strategies

        Opportunistic investment in any type of market or instrument that a Portfolio Fund Manager believes offers a high profit potential, often based on macroeconomic supply-and-demand factors rather than company-specific analysis. Global macro managers may take large long or short positions in derivatives, currencies or commodities, as well as in various types of securities. Such positions may reflect the Portfolio Fund Manager’s views on the direction of an asset class, or may be offsetting positions that reflect the Portfolio Fund Manager’s views on the relative value of two or more asset classes.

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        Equity Long/Short Strategies

        Equity Opportunistic. A strategy based on purchasing stocks that the Portfolio Fund Manager perceives to be undervalued and/or selling short stocks that the Portfolio Fund Manager perceives to be overvalued. While a Portfolio Fund Manager may maintain both long and short positions, at any time the Portfolio Fund may be substantially net long or net short. Portfolio Fund Managers may seek to capture differences in price between related or correlated equity securities, or between equities and index-based derivatives.

        Equity Neutral. Equity Neutral investing seeks to profit by exploiting pricing inefficiencies between related equity securities, attempting to “neutralize” exposure to market risk by combining long and short positions. An example of this strategy is a trade made up of long positions in the strongest companies in an industry and corresponding short positions in those companies showing signs of weakness.

        Short Bias. A strategy similar to equity opportunistic, but with a net short bias at the portfolio level. The strategy may consist of only short-selling of stocks.

        Event-Driven Strategies

        Credit, Distressed and High Yield Strategies. These strategies involve taking long and/or short positions in the securities of companies that are under stress (perceived or otherwise), involved in various stages of bankruptcy and/or financial distress in the hopes that a turnaround or profit can be realized.

        Risk Arbitrage. A strategy involving investment in securities of companies that are subject to a corporate action, such as a takeover bid, merger, spin-off or recapitalization. The strategy often involves buying the stocks of companies being acquired while simultaneously selling short the stocks of the acquirer to capture a spread that reflects the market’s perception of the risk of the acquisitions failing to occur.

        Event-Driven. Long or short investment in the securities of companies undergoing significant change, such as mergers, defaults, spin-offs or liquidations, where the Portfolio Fund Manager believes an event will provide a catalyst for realization of value.

        Managed Futures Strategy

        Managed Futures. Managed Futures is a strategy that offers access to global futures, forwards, options and cash markets through the use of professional money managers called Commodity Trading Advisors (“CTAs”). Managed Futures funds are characterized by exchange-traded assets, higher turnover, and technical, fundamental or model-driven strategies. CTAs are registered with the CFTC.

Other Strategies

        The Fund may also invest in Portfolio Funds to gain access to other strategies including, among others, Option-Volatility trading. These strategies generally do not form a core of the portfolio, but are strategies that the Portfolio Fund Managers may use on a discretionary basis.

        Option-Volatility Trading. Option-Volatility trading is a derivatives-based strategy that seeks to profit from market turbulence (or the lack thereof), as reflected in movements in option prices that result either from market volatility or market fluctuations. The strategy typically involves combinations of options based on broad U.S. and Non-U.S. equity indices, but may also be implemented through options on currency, fixed income securities, or commodities, using either listed or over-the-counter options. Such option combinations include spreads (buying an option to buy or sell an asset while simultaneously selling an option to buy or sell the same asset with a different expiration or strike price) or straddles (option combinations that will profit from movement in the level of the value of an asset outside of certain bands, or the lack of such movement, without regard to whether the movement is upward or downward). Option-Volatility trading may also involve trades in which futures are used to create a position which synthetically resembles an option or option combination, or in which options are purchased or sold versus an offsetting position in the underlying market (such as a basket of stocks). The trades that comprise the Option-Volatility trading strategy will often reflect the Portfolio Fund Manager’s technical or fundamental view of the near-term direction or trading range of a market.

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TYPES OF INVESTMENTS AND RELATED RISKS

General

        Because the Fund employs a so-called “fund-of-funds” investment strategy pursuant to which the Adviser allocates the Fund’s capital among various Portfolio Funds, any risks borne by the individual Portfolio Funds will therefore also indirectly be borne by the Fund. In addition, to the extent that the Adviser invests the assets of the Fund directly in securities, the Fund will directly bear the risks of such investments. Discussed below are certain of the investments expected to be made by Portfolio Funds, or that may be made directly by the Fund, and the principal risks that the Adviser believes are associated with those investments.

Instruments Traded

        Options. Certain of the Portfolio Fund Managers engage in a substantial amount of options trading, both for speculative and for hedging purposes. Options trading involves certain risks which trading in the underlying securities alone does not. For example, interest rates and market volatility affect values, and options have limited life spans and so may expire worthless despite the underlying position becoming profitable soon thereafter. If the Fund or a Portfolio Fund writes (sells) options, it may sustain major marked-to-market losses — even if the options sold are never “in-the-money” — as a result of increases in market volatility and/or market movements towards the strike prices of such options.

        Derivatives. The Portfolio Fund Managers may make extensive use of derivatives in their trading. Derivatives often carry a high degree of embedded leverage and, consequently, are highly price sensitive to changes in interest rates, government policies, economic forecasts and other factors which generally have a much less direct impact on the price levels of the underlying instruments.

        The Portfolio Funds and the Fund may in the future trade in derivative instruments not presently contemplated or even available. Special risks may apply to such instruments that cannot be determined at this time or until such instruments are developed or invested in by the Portfolio Funds and the Fund. Certain swaps, options and other derivative instruments may be subject to various types of risks, including market risk, liquidity risk, the risk of non-performance by the counterparty (including risks relating to the financial soundness and creditworthiness of the counterparty), legal risk and operations risk.

        Smaller and Medium Capitalization Companies. The Portfolio Fund Managers may invest a substantial amount of the Portfolio Funds’ capital in small to medium capitalization companies. The Fund also may make direct investments in small and medium capitalization companies. These companies may have less ability to withstand adverse market conditions than larger issuers, and their securities are often thinly traded and highly volatile in price. While small companies often have good growth potential, they typically involve higher risks because they may lack the management experience, financial resources, product diversification and personnel available to their larger competitors.

        Illiquid Securities. The Portfolio Funds and the Fund may from time to time take positions in illiquid securities or acquire securities that subsequently become illiquid. In some cases, the Portfolio Funds and the Fund may invest in private equity transactions that are both illiquid and may be difficult to value.

        The Portfolio Funds and the Fund also may invest in private placements, and in doing so will be restricted by law in their ability to resell the securities they acquire. Illiquid securities may be difficult to value and the Portfolio Fund Managers may carry these positions at cost or reserve their value out of net asset value calculations entirely until liquidated, correspondingly reducing (at least on an interim basis) the net asset value of the Fund’s investment in the relevant Portfolio Fund.

        The Portfolio Fund Managers and the Adviser on behalf of the Fund could also be unable to close out illiquid positions in order to realize profits or control losses.

        Single Stock Futures. Trading futures on individual stocks involves contracts that are priced, valued and margined much like a stock index futures contract. However, the market for single stock futures is relatively new and not available in all countries. The limited market for single stock futures may affect the liquidity of such instruments. Furthermore, trading in single stock futures typically involves a high degree of leverage that carries inherent risks, as discussed below.

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        In general, futures markets are highly volatile and are influenced by factors such as changing supply and demand relationships, governmental programs and policies, national and international political and economic events and changes in interest rates. The low margin or premiums normally required in such trading may provide a large amount of leverage, and a relatively small change in the price of a security or contract can produce a disproportionately larger profit or loss. There is no assurance that a liquid secondary market will exist for futures or options thereon, and the Portfolio Funds or the Fund, as applicable, may be required to maintain a position until exercise or expiration, which could result in losses. Trading in futures and options thereon are highly specialized activities that may entail greater than ordinary investment or trading risks.

        Fixed-Income Securities. The value of fixed-income securities in which Portfolio Funds or the Fund may invest will change in response to fluctuations in interest rates. Except to the extent that values are independently affected by currency exchange rate fluctuations, when interest rates decline, the value of fixed-income securities generally can be expected to rise. Conversely, when interest rates rise, the value of fixed-income securities generally can be expected to decline.

        The Portfolio Funds and the Fund may invest in zero coupon bonds and deferred interest bonds, which are debt obligations issued at a significant discount from face value. The original discount approximates the total amount of interest the bonds will accrue and compound over the period until maturity or the first interest accrual date at a rate of interest reflecting the market rate of the security at the time of issuance. While zero coupon bonds do not require the periodic payment of interest, deferred interest bonds generally provide for a period of delay before the regular payment of interest begins. Such investments experience greater volatility in market value due to changes in interest rates than debt obligations that provide for regular payments of interest.

        High-Yield Securities. Portfolio Funds and the Fund may invest in high-yield securities. Such securities are generally not exchange traded and, as a result, these instruments trade in a smaller secondary market than exchange-traded bonds. In addition, Portfolio Funds and the Fund may invest in bonds of issuers that do not have publicly traded equity securities, making it more difficult to hedge the risks associated with such investments. (Neither the Portfolio Funds nor the Fund are required to hedge, and may choose not to do so.) High-yield securities that are below investment grade or unrated face ongoing uncertainties and exposure to adverse business, financial or economic conditions which could lead to the issuer’s inability to meet timely interest and principal payments. The market values of certain of these lower-rated and unrated debt securities tend to reflect individual corporate developments to a greater extent than do higher-rated securities, which react primarily to fluctuations in the general level of interest rates, and tend to be more sensitive to economic conditions than are higher-rated securities. Companies that issue such securities are often highly leveraged and may not have available to them more traditional methods of financing. It is possible that a major economic recession could disrupt severely the market for such securities and may have an adverse impact on the value of such securities. In addition, it is possible that any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon and increase the incidence of default of such securities.

        Distressed Securities. The fact that companies are in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation, means that their securities are likely to be particularly risky investments although they also may offer the potential for correspondingly high returns. Such companies’ securities may be considered speculative, and the ability of such companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry, or specific developments within such companies. In addition, there is no minimum credit standard that is a prerequisite to a Portfolio Fund’s or the Fund’s investment in any instrument, and a significant portion of the obligations and preferred stock in which a Portfolio Fund or the Fund invests may be less than investment grade.

        Mortgage-Backed and Asset-Backed Securities. The Portfolio Funds and the Fund may invest in securities that represent an interest in a pool of mortgages (“MBS”) or credit card receivables or other types of loans (“ABS”). The investment characteristics of MBS and ABS differ from traditional debt securities. Among the major differences are that interest and principal payments are made more frequently, usually monthly, and that principal may be prepaid at any time because the underlying mortgage loans or other assets generally may be prepaid at any time.

        Prepayment Risk. The frequency at which prepayments (including voluntary prepayments by the obligors and liquidations due to default and foreclosures) occur on loans underlying MBS and ABS will be affected by a variety of factors including the prevailing level of interest rates as well as economic, demographic, tax, social, legal and other factors. Generally, mortgage obligors tend to refinance their mortgages when prevailing mortgage rates fall

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below the interest rates on their mortgage loans. Although ABS are generally less likely to experience substantial prepayments than are MBS, certain of the factors that affect the rate of prepayments on MBS also affect the rate of prepayments on ABS. However, during any particular period, the predominant factors affecting prepayment rates on MBS and ABS may be different.

        In general, “premium” securities (securities whose market values exceed their principal or par amounts) are adversely affected by faster than anticipated prepayments, and “discount” securities (securities whose principal or par amounts exceed their market values) are adversely affected by slower than anticipated prepayments. Since many MBS will be discount securities when interest rates are high, and will be premium securities when interest rates are low, these MBS may be adversely affected by changes in prepayments in any interest rate environment.

        The adverse effects of prepayments may impact Portfolio Funds and the Fund in two ways. First, particular investments may experience outright losses, as in the case of an interest-only security in an environment of faster actual or anticipated prepayments. Second, particular investments may underperform relative to hedges that the Portfolio Fund Managers or the Adviser may have constructed for these investments, if any, resulting in a loss to Portfolio Funds and/or the Fund. In particular, prepayments (at par) may limit the potential upside of many MBS to their principal or par amounts, whereas their corresponding hedges often have the potential for unlimited loss.

        Index Risk. The Portfolio Funds and the Fund also may invest in structured notes, variable rate MBS and ABS, including adjustable-rate mortgage securities (“ARMs”), which are backed by mortgages with variable rates, and certain classes of collateralized mortgage obligation (“CMO”) derivatives, the rate of interest payable under which varies with a designated rate or index. The value of these investments is closely tied to the absolute levels of such rates or indices, or the market’s perception of anticipated changes in those rates or indices. This introduces additional risk factors related to the movements in specific indices or interest rates that may be difficult or impossible to hedge, and that also interact in a complex fashion with prepayment risks.

        CMOs and MBS Derivatives. The CMO and stripped MBS markets were developed specifically to reallocate the various risks inherent in MBS across various bond classes (“tranches”). For example, CMO “companion” classes typically experience much greater average life variability than other CMO classes or MBS pass-throughs. Interest-only pass-through securities experience greater yield variability relative to changes in prepayments. “Inverse floaters” experience greater variability of returns relative to changes in interest rates. To the extent that a Portfolio Fund or the Fund concentrates its investments in these or other “derivative” securities, the prepayment risks, interest rate risks and hedging risks associated with such securities will be severely magnified.

        Subordinated Securities. Investments in subordinated MBS and ABS involve greater credit risk of default than the senior classes of the issue or series. Default risks may be further pronounced in the case of MBS secured by, or evidencing an interest in, a relatively small or less diverse pool of underlying mortgage loans. Certain subordinated securities (“first loss securities”) absorb all losses from default before any other class of securities is at risk, particularly if such securities have been issued with little or no credit enhancement or equity. Such securities therefore possess some of the attributes typically associated with equity investments.

        Repurchase Agreements and Reverse Repurchase Agreements. The Portfolio Funds and the Fund may enter into repurchase agreements and reverse repurchase agreements. While the use of such agreements, as well as the relatively low margin deposits required for trading bonds permits an investor to control extremely large bond positions with a small amount of assets, the highly leveraged nature of these bond investments means that a relatively small change in price can cause very large losses or gains for the investor.

Strategy Risk

        Risk of Loss. A Shareholder could incur substantial, or even total, losses on an investment in the Fund. The Shares are only suitable for persons willing to accept this high level of risk.

        Investing Globally. Issuers are generally subject to different accounting, auditing and financial reporting standards in different countries throughout the world. The volume of trading, the volatility of prices and the liquidity of issuers may vary in the markets of different countries. Hours of business, customs and access to these markets by outside investors may also vary. In addition, the level of government supervision and regulation of securities exchanges, securities dealers and listed and unlisted companies is different throughout the world. The laws of some countries may limit the ability to invest in securities of certain issuers located in those countries. In addition, there may be a lack of adequate legal recourse for the redress of disputes and in some countries the pursuit of such disputes may be subject to a highly prejudiced legal system.

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        Different markets also have different clearance and settlement procedures. Delays in settlement could result in temporary periods when a portion of the assets of the Portfolio Funds or the Fund are uninvested and no return is earned thereon. The inability of Portfolio Funds or the Fund to make intended security purchases due to settlement problems could cause the Portfolio Funds or the Fund to miss attractive investment opportunities. Inability to dispose of portfolio securities due to settlement problems could result either in losses due to subsequent declines in value of the portfolio security or, if the Portfolio Fund or the Fund has entered into a contract to sell the security, could result in possible liability to the purchaser.

        With respect to certain countries, there is a possibility of expropriation or confiscatory taxation, imposition of withholding taxes on dividend or interest payments, limitations on the removal of funds or other assets, managed or manipulated exchange-rates and other issues affecting currency conversion, political or social instability or diplomatic developments that could affect investments in those countries. An issuer of securities may be domiciled in a country other than the country in whose currency the instrument is denominated. The values and relative yields of investments in the securities markets of different countries, and their associated risks, are expected to change based on factors particular to each such country.

        These risks may be greater in emerging markets.

        Exchange-Rate Risk. The Portfolio Funds and the Fund may invest in the securities of foreign issuers, denominated in currencies other than the U.S. dollar. Consequently, the Fund is subject to the exchange-rate risk of the dollar increasing in value against the functional currency of such investments.

        Hedging. Neither Portfolio Fund Managers nor the Adviser on behalf of the Fund will, in general, attempt to hedge all market or other risks inherent in their respective portfolio positions, and will hedge certain risks, if at all, only partially. A Portfolio Fund or the Fund may choose not, or may determine that it is economically unattractive, to hedge certain risks — either in respect of particular positions or in respect of its overall portfolio. A Portfolio Fund’s and the Fund’s portfolio composition will commonly result in various directional market risks remaining unhedged.

        The Portfolio Fund Managers and the Adviser on behalf of the Fund generally will enter into hedging transactions with the intention of reducing or controlling risk. Even if a Portfolio Fund Manager or the Adviser is successful in doing so, the cost of hedging will reduce returns. Furthermore, it is possible that the Portfolio Fund Manager’s or Adviser’s hedging strategies will not be effective in controlling risk, due to unexpected non-correlation (or even positive correlation) between the hedging instrument and the position being hedged, increasing rather than reducing both risk and losses.

        To the extent that a Portfolio Fund Manager or the Adviser hedges, its hedges may not be static but rather might need to be continually adjusted based on the Portfolio Fund Manager’s or Adviser’s assessment of market conditions, as well as the expected degree of non-correlation between the hedges and the portfolio being hedged. The success of a Portfolio Fund Manager’s or the Adviser’s hedging strategy may depend on its ability to implement this dynamic hedging approach efficiently and cost effectively, as well as on the accuracy of such Portfolio Fund Manager’s or the Adviser’s ongoing judgments concerning the hedging positions to be acquired.

        Short Selling. Short selling involves selling securities that may or may not be owned and borrowing the same securities for delivery to the purchaser, with an obligation to replace the borrowed securities at a later date. Short selling allows the short seller to profit from declines in market prices to the extent such declines exceed the transaction costs and the costs of borrowing the securities. A short sale creates the risk of an unlimited loss, in that the price of the underlying security could theoretically increase without limit, thus increasing the cost of buying those securities to cover the short position. There can be no assurance that the securities necessary to cover a short position will be available for purchase. Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss.

        Use of Leverage. Losses incurred on leveraged investments increase in direct proportion to the degree of leverage employed. The Portfolio Funds also incur interest expense on the borrowings used to leverage their positions.

        Importance of General Economic Conditions. Overall market, industry or economic conditions, which neither the Adviser nor the Portfolio Fund Managers can predict or control, will have a material effect on performance.

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Management Risks

        The Adviser. The Fund’s success depends on the ability of the Adviser to select successful Portfolio Fund Managers and, to a lesser extent, to make direct investments in securities and other financial instruments. There can be no assurance that the Adviser will be able to do so.

        Portfolio Fund Manager Misconduct or Bad Judgment. The Adviser will have no, or only limited, access to information regarding the activities of Portfolio Fund Managers. Furthermore, the Adviser cannot guarantee the accuracy or completeness of such information. As a consequence, it will be difficult, if not impossible, for the Adviser to protect the Fund from the risk of Portfolio Fund Manager fraud, misrepresentation or material strategy alteration. Shareholders themselves will have no direct dealings or contractual relationships with the Portfolio Fund Managers.

        Reliance on Corporate Management and Financial Reporting. Many of the strategies implemented by the Portfolio Funds rely on the financial information made available by the issuers in which the Portfolio Funds invest. The Adviser has no ability to independently verify the financial information disseminated by the thousands of issuers in which the Portfolio Funds invest and is dependent upon the integrity of both the management of these issuers and the financial reporting process in general. Recent events have demonstrated the material losses which investors such as the Fund can incur as a result of corporate mismanagement, fraud and accounting irregularities.

        Loss of Portfolio Fund Manager Principals. Certain Portfolio Fund Managers may have only one or a limited number of principals. If the services of any of such principals became unavailable, a Portfolio Fund might sustain losses that would adversely affect the Fund.

        Market Participant Risk. The institutions, including brokerage firms and banks, with which a Portfolio Fund or the Fund trades or invests, may encounter financial difficulties that impair the operational capabilities or the capital position of such Portfolio Fund or the Fund. The Fund will have no control whatsoever over the counterparties or brokers used by the Portfolio Funds.

Fund Structure

        Independent Strategies. The Portfolio Fund Managers manage their portfolios independently of one another. Often, the profits recognized by one Portfolio Fund Manager will be offset by losses incurred by others. The allocation of the Fund’s strategies among the different Portfolio Fund Managers has the potential to control losses but also reduces the Fund’s profit potential and may at times result in economically offsetting positions.

        Confidential Information Conflicts. In the course of its investment activities, the Adviser and its affiliates may from time to time come into possession of confidential information which the Adviser is prohibited from using for the benefit of the Fund, and which would have caused the Adviser to take or omit to take certain actions on behalf of the Fund had the Adviser been permitted to do so.

        Certain personnel of the Adviser and its affiliates may have information relating to matters which they cannot disclose to other personnel of the Adviser due to confidentiality, “Ethical Wall” or other considerations. The Adviser might manage the Fund’s portfolio differently if it would otherwise have access to this information.

        Liquidity (Repurchase) Risks. It is not expected that Shares will be traded on any securities exchange or other market, and Shares will be subject to restrictions on transfer. Although the Fund may offer to repurchase Shares from time to time, a Shareholder investing as of a given date should not expect to be able to liquidate Shares for up to six months, and possibly longer. The Adviser expects to recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders quarterly, effective on the last business day of March, June, September and December (generally in amounts up to 15% of the Fund’s net assets). No assurances can be given that these repurchases will occur. In addition, because each offer to repurchase Shares generally will be limited as to the number of Shares eligible to participate, not all Shares tendered for repurchase in a particular offer may be accepted. This may occur, for example, when one or more large investors (including the Adviser and its affiliates) seeks to tender a significant number of Shares or when a large number of investors tender simultaneously. In such an event, Shares typically will be accepted for repurchase only on a pro rata basis. Consequently, Shares should only be acquired by investors able to commit their funds for an indefinite period of time.

        With respect to any future repurchase offer, Shareholders tendering Shares for repurchase must do so by a date specified in the notice describing the terms of the repurchase offer (the “Notice Date”). The Notice Date generally will be the 25th calendar day of the second month prior to that containing the date as of which the Shares to be repurchased are valued by the Fund (the “Valuation Date”). For example, the Notice Date for a

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repurchase offer having a December 31 Valuation Date would be October 25. Accordingly, Shareholders that elect to tender Shares for repurchase will not know the price at which such Shares will be repurchased until after the election to tender becomes irrevocable. It is possible that during the time period between the day on which a Shareholder elects to tender and the Valuation Date, general economic and market conditions, or specific events affecting the Fund or one or more underlying Portfolio Funds, could cause a decline in the value of Shares in the Fund.

        Limited Liquidity and Limited Availability of Portfolio Fund Investments. Among the principal disadvantages and risks inherent in the Fund’s fund of funds structure are the restrictions imposed on the Adviser’s asset allocation flexibility and risk control as a result of the limited liquidity of the Portfolio Funds, as well as their limited availability to accept investments from the Fund.

        The Fund could be unable to withdraw its capital from a Portfolio Fund for some months despite major losses being incurred or after the Adviser has determined that the Portfolio Fund Manager operating such Portfolio Fund has deviated from its announced trading policies and strategy. This may restrict the Adviser’s ability to reallocate the Fund’s assets in a timely manner in response to changing market circumstances.

        Portfolio Fund Manager Changes. Portfolio Fund Managers may be changed without advance notice to Shareholders, including between the time an investor subscribes and the time such investor’s subscription is invested in the Fund. Investors will not be informed in advance of the allocations or reallocations of the Fund’s assets among the different Portfolio Funds.

        Portfolio Turnover. The Portfolio Funds are not generally restricted in effecting transactions by any limitation with regard to their respective portfolio turnover rates. In light of the Portfolio Funds’ investment objectives and policies, it is likely that the portfolio turnover rates of a number of the Portfolio Funds may exceed 100% per annum, which will result in significant transaction costs for such Portfolio Funds and, therefore, the Fund. As a result of this portfolio turnover, a significant portion of the Fund’s gains, if any, will be derived from short-term capital gains taxable as ordinary income. Shareholders will bear the tax burden of any such gains.

        Ability to Invest Directly. An investor in the Fund meeting the eligibility conditions imposed by the Portfolio Funds, including minimum initial investment requirements that may be substantially higher than those imposed by the Fund, could invest directly in the Portfolio Funds. By investing in the Portfolio Funds indirectly through the Fund, an investor bears a portion of the Adviser’s Management Fee and other expenses of the Fund, and also indirectly bears a portion of the asset-based fees, performance compensation and other expenses borne by the Fund as an investor in the Portfolio Funds.

        Withdrawals; In Kind Redemptions. Portfolio Funds may permit or require that redemptions of interests be made in kind. Upon its withdrawal of all or a portion of its interest in a Portfolio Fund, the Fund may receive securities that are illiquid or difficult to value. In such a case, the Adviser would seek to cause the Fund to dispose of these securities in a manner that is in the Fund’s best interests. The Fund may not be able to withdraw from a Portfolio Fund except at certain designated times, limiting the ability of the Adviser to withdraw assets from a Portfolio Fund that may have poor performance or for other reasons. The Fund also may be subject to fees imposed on withdrawals from the Portfolio Funds, especially with respect to “early withdrawals” made within the “lock-up” or penalty period, if any, of a particular Portfolio Fund.

        Valuation. The Fund values its investments in Portfolio Funds at fair value in accordance with procedures established by the Board of Trustees. The valuations reported by the Portfolio Fund Managers of the Portfolio Funds, upon which the Fund calculates its month-end net asset value and net asset value per Share, may be subject to later adjustment, based on information reasonably available at that time. The Fund will pay redemption proceeds, as well as calculate management fees, on the basis of net asset valuations determined using the best information available as of the valuation date. In the event a Portfolio Fund subsequently corrects, revises or adjusts a valuation after the Fund has determined a net asset value, the Fund will generally not make any retroactive adjustment to such net asset value, or to any amounts paid based on such net asset value, to reflect a revised valuation. If, after the Fund pays redemption proceeds, one or more of the valuations used to determine the net asset value on which the redemption payment is based are revised, the redeeming Shareholders (if the valuations are revised upward) or the remaining Shareholders (if the valuations are revised downwards) will bear the risk of such revisions. A redeeming Shareholder will neither receive distributions from, nor will it be required to reimburse, the Fund in such circumstances. This may have the effect of diluting or increasing the economic interest of other Shareholders. Such adjustments or revisions, whether increasing or decreasing the net asset value at the time they occur, because they relate to information available only at the time of the adjustment or revision,

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will not affect the amount of the repurchase proceeds received by Shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Portfolio Fund Managers or revisions to net asset value of a Portfolio Fund adversely affect the Fund’s net asset value, the outstanding Shares of the Fund will be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a net asset value per Share higher than the adjusted amount. Conversely, any increases in the net asset value per Share resulting from such subsequently adjusted valuations will be entirely for the benefit of the holders of the outstanding Shares and to the detriment of Shareholders who previously had their Shares repurchased at a net asset value per Share lower than the adjusted amount. New Shareholders, as well as shareholders purchasing additional shares, may be affected in a similar way, because the same principles apply to the subscription for Shares. See “Net Asset Valuation.”

        Investments in Non-Voting Stock. To avoid potential adverse regulatory consequences, the Fund may need to hold its interest in a Portfolio Fund in non-voting form or limit its voting rights to a certain percentage. The Fund generally does not intend to own 5% or more of the voting securities of any Portfolio Fund. This limitation on voting rights is intended to ensure that a Portfolio Fund is not deemed an “affiliated person” of the Fund for purposes of the 1940 Act, which may potentially impose limits on transactions with the Portfolio Funds both by the Fund and other clients of the Adviser. There are, however, other statutory tests of affiliation (such as on the basis of control), and a Portfolio Fund may be deemed an “affiliated person” of the Fund notwithstanding these limitations. If this were the case, transactions between the Fund and a Portfolio Fund could potentially be subject to the prohibitions of Section 17 of the 1940 Act if an appropriate exemption were not available.

        In order to comply with this 5% limitation, the Fund may, at the time of investment, elect to invest in a class of a Portfolio Fund’s non-voting securities (if such a class is available) or may contractually waive all voting rights associated with the investment or those that would exceed the 5% limitation. Waivers of voting rights typically will be effected by means of a written agreement with the relevant Portfolio Fund pursuant to which the Fund automatically (and in most cases irrevocably) waives any voting rights it may hold subject to certain requirements. Other investment funds or accounts managed by the Adviser also may forego or waive voting rights in a particular Portfolio Fund. Determinations of whether the Fund will waive its voting rights are made by the Adviser as part of the investment process. When deciding to forego or waive voting rights, the Adviser considers only the interests of the Fund and not the interests of the Adviser or those of the Adviser’s other clients. The Fund has not established specific written procedures relating to this process.

        As a general matter, unlike public corporations or registered investment companies, the Portfolio Funds in which the Fund will invest provide their shareholders with an ability to vote only under limited circumstances (if at all). The Fund’s practices regarding investment in non-voting securities of Portfolio Funds or waivers of its voting rights are, therefore, not expected to adversely affect the Fund’s operations or its rights as an investor in a Portfolio Fund. It is possible, however, that the Fund could be precluded from participating in a vote on a particular issue, including an issue that may have a material adverse consequence to the Fund. The Adviser considers this risk minimal relative to the increased flexibility potentially available to the Fund and its shareholders from investing in non-voting securities.

        Control Positions. Portfolio Funds may take control positions in companies. The exercise of control over a company imposes additional risks of liability for environmental damage, product defects, failure to supervise and other types of liability related to business operations. In addition, the act of taking a control position, or seeking to take such a position, may itself subject a Portfolio Fund to litigation by parties interested in blocking it from taking that position. If those liabilities were to arise, or such litigation were to be resolved adverse to the Portfolio Funds, such Portfolio Funds likely would suffer losses on their investments.

Fees

        Charges; Layering of Fees. The Fund is subject to a layering of fees; each Portfolio Fund Manager charges fees, as does the Fund itself. The combined effect of this double level of fees will have a material effect on performance over time.

        Portfolio Fund Managers’ Incentive Compensation. The Portfolio Fund Managers receive incentive compensation, which may lead them to take positions that involve more risk than the Portfolio Fund Managers might otherwise have accepted.

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        Portfolio Fund Managers’ Incentive Compensation Based on Unrealized as Well as Realized Gains. The Portfolio Fund Managers’ incentive compensation will be based on unrealized as well as realized gains. There can be no assurance that such gains will, in fact, ever be recognized. Furthermore, the valuation of unrealized gain and loss may be subject to material subsequent revision.

        A Portfolio Fund Manager will receive any performance compensation to which it is entitled, irrespective of the performance of the other Portfolio Funds and the Fund generally. Thus, a Portfolio Fund Manager with positive performance may receive performance compensation from the Fund, as an investor in an underlying Portfolio Fund, and indirectly from the Fund’s investors, even if the Fund’s overall returns are negative. Investment decisions for the Portfolio Funds are made by the Portfolio Fund Managers independently of each other. Consequently, at any particular time, one Portfolio Fund may be purchasing interests in an issuer at the same time such interests are being sold by another Portfolio Fund. Investing by Portfolio Funds in this manner could cause the Fund to incur certain transaction costs without accomplishing any net investment result.

Regulation

        Absence of Regulation. The Portfolio Funds generally will not be registered as investment companies under the 1940 Act and the Fund, as an investor in these Portfolio Funds, will not have the benefit of the protections afforded by the 1940 Act with respect to its investments in Portfolio Funds, such as the limitations applicable to the use of leverage and the requirements concerning the custody of assets and approvals of investment advisory agreements.

        Revised Regulatory Interpretations Could Make Certain Strategies Obsolete. In addition to proposed and actual accounting changes, there have recently been certain well-publicized incidents of regulators unexpectedly taking positions which prohibited trading strategies which had been implemented in a variety of formats for many years. In the current unsettled regulatory environment, it is impossible to predict if future regulatory developments might adversely affect the Fund.

        Possibility of Additional Government or Market Regulation. Market disruptions and the dramatic increase in the capital allocated to alternative investment strategies during recent years have led to increased governmental as well as self-regulatory scrutiny of the “hedge fund” industry in general. Legislation proposing greater regulation of the industry periodically is considered by Congress, as well as the governing bodies of non-U.S. jurisdictions. The Securities and Exchange Commission (“SEC”) has periodically considered rules that may require registration of most Portfolio Fund Managers as investment advisers under the Investment Advisers Act of 1940 (the “Advisers Act”). While it is unclear what long-term effect such a registration requirement could have on Portfolio Funds and the hedge fund industry generally, a possible result could be increased costs of operating a hedge fund business, with the result that there may be a trend of consolidation of Portfolio Fund Managers or a decrease in the availability of product offerings by new Portfolio Fund Managers. It is impossible to predict what, if any, other changes in the regulations applicable to the Fund, the Portfolio Funds, the Adviser and its affiliates, the markets in which they trade and invest or the counterparties with which they do business may be instituted in the future. Any such current or future regulation could have a material adverse impact on the profit potential of the Fund, as well as require increased transparency as to the identity of the Shareholders.

OTHER RISKS

        Limited Operating History. The Fund has limited operating history upon which investors can evaluate its performance. As discussed below, the personnel of the Adviser responsible for managing the Fund’s investment portfolio have substantial experience in managing investments and private investment funds and have provided and continue to provide advisory and management services to clients and private investment funds that have similar investment programs to that of the Fund. See “The Adviser” and “Conflicts of Interest.”

        Dependence on Key Personnel. The Adviser is dependent on the services of its professional staff, and there can be no assurance that it will be able to retain the current portfolio management team described under the heading “The Adviser.” The departure or incapacity of one or more of those individuals could have a material adverse effect on the Adviser’s management of the investment operations of the Fund.

        Availability of Investment Opportunities. The business of identifying and structuring investments of the types contemplated by the Fund is specialized, and involves a high degree of uncertainty. The availability of investment opportunities generally will be subject to market conditions as well as, in some cases, the prevailing regulatory or

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political climate. No assurance can be given that the Fund will be able to identify and complete attractive investments in the future or that it will be able to invest fully its assets. Similarly, identification of attractive investment opportunities by Portfolio Funds is difficult and involves a high degree of uncertainty. Even if an attractive investment opportunity is identified by a Portfolio Fund Manager, a Portfolio Fund may not be permitted to take advantage of the opportunity to the fullest extent desired. Investment funds sponsored, managed or advised by the Adviser and its affiliates may seek investment opportunities similar to those the Fund may be seeking, and none of these parties has an obligation to offer any opportunities it may identify to the Fund.

        Increased Competition in Alternative Asset Investments. In recent years, there has been a marked increase in the number of, and flow of capital into, investment vehicles established in order to implement alternative asset investment strategies, including the strategies to be implemented by the Fund. While the precise effect cannot be determined, such increase may result in greater competition for investment opportunities, or may result under certain circumstances in increased price volatility or decreased liquidity with respect to certain positions. Prospective investors should understand that the Fund may compete with other investment vehicles (including the Adviser and its affiliates proprietary or private funds and accounts), as well as investment and commercial banking firms, which may have substantially greater resources, in terms of financial resources and research staffs, than may be available to the Fund.

        Inadequate Return. No assurance can be given that the returns on the Fund’s investments will be commensurate with the risk of investment in the Fund. Hedge fund returns dropped significantly in recent years in comparison to their returns in prior years, and there can be no assurance that their returns, as an asset class, in future periods will continue to reflect previous historical levels. This may be due in part to changes in market conditions affecting hedge funds’ investments and strategies, as well as the proliferation of hedge funds pursuing similar strategies (thereby making it difficult for one hedge fund to outperform others). The foregoing considerations relating to hedge funds have been identified as serious risks by a number of investment commentators, including senior executives of affiliates of the Adviser. Investors should not commit money to the Fund unless they have the resources to sustain the loss of their entire investment.

        Possible Exclusion of a Shareholder Based on Certain Detrimental Effects. The Fund may repurchase the Shares held by a Shareholder or other person acquiring Shares from or through a Shareholder, if among other situations:

•	ownership of the Shares by the Shareholder or other person likely will cause the Fund to be in violation of, or subject the Fund to new or additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;
•	continued ownership of the Shares by the Shareholder or other person may be harmful or injurious to the business or reputation of the Fund, the Board of Trustees, the Adviser or any of their affiliates, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences; or
•	any of the representations and warranties made by the Shareholder or other person in connection with the acquisition of the Shares was not true when made or has ceased to be true.

The effect of these provisions may be to deprive an investor of an opportunity for a return even though other investors might enjoy such a return.

        Tax Considerations. The Fund intends to operate so as to qualify as a “regulated investment company” (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). If it meets source of income, diversification and distribution requirements, the Fund will qualify for effective pass-through tax treatment. The Fund would cease to qualify for such pass-through tax treatment if it were unable to comply with these requirements. If the Fund fails to qualify as a RIC, it will have to pay corporate-level taxes on all of its income, whether or not distributed by the Fund, the Fund distributes it, which would substantially reduce the amount of income available for distribution to Shareholders.

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LIMITS OF RISK DISCLOSURE

        The above discussions of the various risks associated with the Fund and the Shares are not, and are not intended to be, a complete explanation of the risks involved in an investment in the Fund. Those discussions do, however, summarize the principal risks that should be considered before investing. Prospective investors should read this entire Prospectus and the Declaration of Trust and consult with their own advisors before deciding whether to invest. In addition, as the investment program of the Fund may change over time, an investment in the Fund may be subject to risk factors not described in this Prospectus.

INVESTMENT POLICIES AND RESTRICTIONS

        The investment objective of the Fund is not a fundamental policy of the Fund and may be changed without a vote upon 60 days notice to Shareholders. The Fund has also adopted certain fundamental investment restrictions, which cannot be changed without the vote of a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act. Under the 1940 Act, the vote of a majority of the outstanding voting securities means the vote, at an annual or a special meeting of security holders, of 67% or more of the voting securities present at the meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy, or of more than 50% of the outstanding voting securities, whichever is less.

        In applying the investment restrictions and other policies described in this Prospectus, the Fund will not “look through” to the investments and trading activity of the Portfolio Funds. In addition, if a percentage restriction or policy is met at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated in this Prospectus, will not constitute a deviation from the restriction or policy. Under the fundamental investment restrictions the Fund may not:

(1) Invest more than 25% of its assets, taken at market value, in the securities of issuers in any particular industry (excluding the U.S. Government and its agencies and instrumentalities). For purposes of this restriction, neither the Fund’s investments in Portfolio Funds generally nor its investments in Portfolio Funds following the same general strategy (e.g., global macro, distressed securities, etc.) are deemed to be an investment in a single industry.

(2) Issue senior securities to the extent such issuance would violate applicable law.

(3) Underwrite securities of other issuers except insofar as the Fund technically may be deemed an underwriter under the 1933 Act in selling portfolio securities.

(4) Make loans to other persons, except that the acquisition of bonds, debentures or other corporate debt securities and investment in government obligations, commercial paper, pass-through instruments, certificates of deposit, bankers acceptances, repurchase agreements or any similar instruments shall not be deemed to be the making of a loan, and except further that the Fund may lend its portfolio securities, provided that the lending of portfolio securities may be made only in accordance with applicable law or any exemptive relief granted by the Commission and the guidelines set forth in the Fund’s registration statement, as it may be amended from time to time.

(5) Borrow money, except to the extent permitted by applicable law.

(6) Purchase or sell commodities or contracts on commodities, except to the extent that the Fund may do so in accordance with applicable law and the Fund’s registration statement, as it may be amended from time to time.

(7) Purchase or sell real estate, except that, to the extent permitted by applicable law, the Fund may invest in securities directly or indirectly secured by real estate or interests therein or issued by Portfolio Funds that invest in real estate or interests therein.

        The Adviser will not cause the Fund to make loans to or receive loans from the Adviser or its affiliates, except to the extent permitted by the 1940 Act, an exemption from the 1940 Act, or as otherwise permitted by applicable law. The Fund and the Portfolio Funds in which it invests may effect brokerage transactions through affiliates of the Adviser, subject to compliance with the 1940 Act (to the extent applicable) and other applicable laws.

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MANAGEMENT OF THE FUND

Board of Trustees

        The Fund’s Board of Trustees has overall responsibility for monitoring and overseeing the investment program of the Fund and its management and operations. As used herein, the term “Trustee” is synonymous with the term “Trustee” within the meaning of the Delaware Statutory Trust Act. The Board of Trustees will monitor and oversee the business affairs of the Fund, including the complete and exclusive authority to oversee and establish policies regarding the management, conduct and operation of the Fund’s business. The Board of Trustees exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the directors of an investment company registered under the 1940 Act organized as a corporation and has complete and exclusive authority to oversee and establish policies regarding the management, conduct and operation of the Fund’s business.

        The Trustees, in their capacity as such, are not Shareholders of the Fund and, accordingly, each Trustee in his or her capacity as such has no liability as a Shareholder. Trustees will not contribute to the capital of the Fund in their capacity as Trustees, but may subscribe for Shares, subject to the eligibility requirements described in this Prospectus.

Trustees and Officers

        Any vacancy on the Board of Trustees may be filled by the remaining Trustees, except to the extent the 1940 Act requires the election of Trustees by the Shareholders. The Fund’s officers are appointed by the Trustees and oversee the management of the day-to-day operations of the Fund subject to the oversight of the Board of Trustees. One of the Trustees and all of the officers of the Fund are directors, officers or employees of the Adviser or its affiliates. The other Trustees are not affiliated with the Adviser or its affiliates and are not “interested persons” as defined under Section 2(a)(19) of the 1940 Act (previously defined as the “Independent Trustees”). The Trustees and officers of the Fund also may be trustees, directors and officers of other investment companies managed, advised, administered or distributed by the Adviser and its affiliates. To the fullest extent allowed by applicable law, including the 1940 Act, the Declaration of Trust indemnifies the Trustees and officers for all costs, liabilities and expenses that they may experience as a result of their service as such.

        Certain biographical and other information relating to the Independent Trustees is set forth below, including their ages, their principal occupations for at least the last five years, the length of time served, the total number of portfolios overseen in the complex of funds advised by the Adviser and its affiliates (“BlackRock-advised Funds”) and other public Trustee/Directorships.

Independent Trustees

Name, Age and Address*	Position(s) Held with the Fund	Term of Office** and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of BlackRock- Advised Funds and Portfolios Overseen by Trustee	Other Trustee/ Directorships Held by Trustee
David O. Beim (66)***	Trustee	Trustee since 2005	Professor of Finance and Economics at the Columbia University Graduate School of Business since 1991; Chairman of Outward Bound U.S.A. since 1997; Chairman of Wave Hill, Inc. from 1990 to 2006; Trustee of Exeter Academy from 2002 to present.	17 registered investment companies consisting of 24 portfolios	None

James T. Flynn (67)	Trustee	Trustee since 2005	Chief Financial Officer of J.P. Morgan & Co. Inc. from 1990 to 1995 and an employee of J.P. Morgan in various capacities from 1967 to 1995.	17 registered investment companies consisting of 24 portfolios	None

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Name, Age and Address*	Position(s) Held with the Fund	Term of Office** and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of BlackRock- Advised Funds and Portfolios Overseen by Trustee	Other Trustee/ Directorships Held by Trustee
W. Carl Kester (55)	Trustee	Trustee since 2005	Deputy Dean for Academic Affairs of Harvard Business School since 2006; Industrial Bank of Japan Professor of Finance, Senior Associate Dean and Chairman of the MBA Program of Harvard University Graduate School of Business Administration from 1999 to 2006; James R. Williston Professor of Business Administration of Harvard University Graduate School of Business from 1997 to 1999; MBA Class of 1958 Professor of Business Administration of Harvard University Graduate School of Business Administration from 1981 to 1997; Independent Consultant since 1978.	17 registered investment companies consisting of 24 portfolios	None

Karen P. Robards (57)****	Trustee	Trustee since 2005	President of Robards & Company, LLC a financial advisory firm, since 1987; formerly an investment banker with Morgan Stanley for more than ten years; Director of Care Investment Trust, Inc. since 2007; Director of Enable Medical Corp. since 1996; Director of AtriCure, Inc. since 2000; Director of the Cooke Center for Learning and Development, a not-for-profit organization, since 1987.	17 registered investment companies consisting of 24 portfolios	Atricure, Inc. (Medical devices)

*	The address of each non-interested Trustee is P.O. Box 9095, Princeton, New Jersey 08543-9095.
**	Each Trustee serves until his or her successor is elected and qualified or until his or her death, resignation, or removal as provided in the Declaration of Trust or by statute.
***	Chair of the Audit Committee
****	Chair of the Board of Trustees

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Interested Trustee/Officers

Name, Age and Address*	Position(s) Held with the Fund	Term of Office** and Length of Time Served	Principal Occupation(s) During Past 5 years	Number of BlackRock- Advised Funds and Portfolios Overseen by Trustee/Officer	Other Trustee/ Directorships Held by Trustee
Robert C. Doll, Jr. (52)***	Trustee and President	Trustee and President since 2005	Vice Chairman and Director of BlackRock, Inc., Global Chief Investment Officer for Equities, Chairman of the BlackRock Retail Operating Committee, and member of the BlackRock Executive Committee since 2006; President of the funds advised by Merrill Lynch Investment Managers, L.P. (MLIM) and its affiliates (MLIM/FAM-advised funds) from 2005 to 2006 and Chief Investment Officer thereof from 2001 to 2006; President of MLIM and Fund Asset Management, L.P. (FAM) from 2001 to 2006; Co-Head (Americas Region) thereof from 2000 to 2001 and Senior Vice President from 1999 to 2001; President and Director of Princeton Services, Inc. (Princeton Services) and President of Princeton Administrators, L.P. (Princeton Administrators) from 2001 to 2006; Chief Investment Officer of OppenheimerFunds, Inc. in 1999 and Executive Vice President thereof from 1991 to 1999.	121 registered investment companies consisting of 168 portfolios	None

Donald C. Burke (47)	Vice President and Treasurer	Vice President and Treasurer since 2005	Managing Director of BlackRock, Inc. (since 2006); Managing Director of Merrill Lynch Investment Managers (MLIM) and Fund Asset Management (FAM) (2006); First Vice President of MLIM and FAM (1997-2005) and Treasurer thereof (1999-2006); Vice President of MLIM and FAM (1990-1997).	242 registered investment companies consisting of 526 portfolios	None

Karen Clark (42)	Fund Chief Compliance Officer	Fund Chief Compliance Officer since 2007	Managing Director of BlackRock, Inc. and Chief Compliance Officer of certain BlackRock-advised funds since 2007; Director of BlackRock, Inc. from 2005 to 2007; Principal and Senior Compliance Officer, State Street Global Advisors, from 2001 to 2005; Principal Consultant, PricewaterhouseCoopers, LLP from 1998 to 2001; and Branch Chief, Division of Investment Management and Office of Compliance Inspections and Examinations, U.S. Securities and Exchange Commission, from 1993 to 1998.	122 registered investment companies consisting of 168 portfolios	None

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Name, Age and Address*	Position(s) Held with the Fund	Term of Office** and Length of Time Served	Principal Occupation(s) During Past 5 years	Number of BlackRock- Advised Funds and Portfolios Overseen by Trustee/Officer	Other Trustee/ Directorships Held by Trustee
Alice A. Pellegrino (47)	Secretary	Secretary since 2005	Director of BlackRock, Inc. since 2006; Director (Legal Advisory) of MLIM since 2002; Vice President of MLIM from 1999 to 2002. Attorney associated with MLIM from 1997 to 1999; Secretary of FAM, MLIM, FAMD and Princeton Services from 2004 to 2006.	122 registered investment companies consisting of 168 portfolios	None

* The address of Mr. Doll and each officer listed is P.O. Box 9011, Princeton, New Jersey 08543-9011.
** Each Trustee serves until his or her successor is elected and qualified or until his or her death, resignation, or removal as provided in the Declaration of Trust or by statute.
***	Mr. Doll is an “interested person,” as defined in the 1940 Act, of the Fund based on positions with BlackRock, Inc. and its affiliates.
† Officers of the Fund are elected by and serve for an indefinite term at the pleasure of the Board of Trustees.

        As of the date of this Prospectus, other than as described above, none of the Independent Trustees who is either a trustee or director of another investment company whose adviser and principal underwriter is affiliated with the Adviser and its affiliates has held any other position with (i) the Fund, (ii) an investment company having the same adviser or principal underwriter as the Fund or an adviser or principal underwriter that controls, is controlled by or is under common control with the Adviser, (iii) the Adviser or other affiliate of the Fund or (iv) any person controlling, controlled by or under common control with the Adviser.

        As of July 6, 2007, the Trustees and officers as a group owned an aggregate of less than 1% of the outstanding units of the Fund and none of the Independent Trustees or any of their immediate family members owned beneficially or of record any securities of affiliates of the Adviser.

Share Ownership

Information relating to each Trustee’s ownership of Shares in the Fund and ownership of securities in all BlackRock-Advised Funds are overseen by the respective Trustee (“Supervised Funds”) as of December 31, 2006 is set out in the chart below:
Name	Aggregate Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in Supervised Funds
Interested Trustee
Robert C. Doll, Jr	None	over $100,000
Non-Interested Trustees
David O. Beim*	None	over $100,000
James T. Flynn	None	over $100,000
W. Carl Kester	None	over $100,000
Karen P. Robards†	None	over $100,000

*	Chair of the Audit Committee.
†	Chair of the Board of Trustees.

Compensation

        Each Independent Trustee receives an aggregate annual retainer of $112,750 for his or her services to the Adviser and Affiliates-Advised Funds, including the Fund. The portion of the annual retainer allocated to each Adviser and Affiliates-Advised Fund is determined quarterly based, in general, on the relative net assets of each such Fund. In addition, each Independent Trustee receives a fee per in-person board meeting attended and per in-person Audit Committee (as defined below) meeting attended. The aggregate annual per meeting fees paid to each Independent Trustee totals $48,000 for his or her services to the BlackRock-advised Funds for which that Trustee serves and are allocated equally among those Funds. The Chairman of the Board and the Chairman of the Audit Committee each receives an additional annual retainer in the amounts of $40,000 and $10,000, respectively, which is paid quarterly and allocated to each BlackRock-advised Fund for which such Chair provides services based on the relative net assets of the Fund.

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        The following table shows the compensation earned by the non-interested Trustees for the Fund’s fiscal year ended March 31, 2007, and the aggregate compensation paid by all investment companies in the BlackRock-advised Funds complex to the Independent Trustees for the calendar year ended December 31, 2006.

Name of Trustee	Aggregate Compensation from the Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Aggregate Compensation from BlackRock- advised Funds Paid to Trustee*
David O. Beim**	$2,791	None	None	$186,083
James T. Flynn	$2,742	None	None	$176,083
W. Carl Kester	$2,742	None	None	$176,083
Karen P. Robards†	$2,937	None	None	$216,083

* For the number of BlackRock-advised funds from which each current Trustee receives compensation, see the chart beginning on p. 32.
**	Chair of the Audit Committee.
†	Chair of the Board of Trustees.

Committees

        Each Independent Trustee is a member of the Fund’s Audit Committee (the “Committee”). The principal responsibilities of the Committee are the appointment, compensation, retention and oversight of the Fund’s independent registered public accounting firm, including the resolution of disagreements regarding financial reporting between Fund management and such independent registered public accounting firm. The Committee’s responsibilities include, without limitation, to (i) review with the independent registered public accounting firm the arrangements for and scope of annual and special audits and any other services provided by the independent accountants to the Fund; (ii) review with the independent registered public accounting firm relating to the Fund’s financial statements, including any adjustment to such financial statements recommended by any recent problems or difficulties encountered or related to the conduct of the audit (iii) ensure that the independent registered public accounting firm submit on a periodic basis a formal written statement with respect to their independence, discuss with the independent registered public accounting firm any relationships or services disclosed in the statement that may impact the objectivity and independence of the Fund’s independent registered public accounting firm and recommend that the Board of Trustees take appropriate action in response thereto to satisfy itself of the independent registered public accounting firm independence; and (iv) consider the comments of the independent registered public accounting firm with respect to the quality and adequacy of the Fund’s accounting and financial reporting policies and practices and internal controls and Fund management’s responses thereto. The Board of Trustees of the Fund has adopted a written charter for the Committee. The Committee has retained independent legal counsel to assist it in connection with these duties. The Fund held four meetings of the Audit Committee during its last fiscal year.

        Each Independent Trustee is also a member of the Nominating Committee of the Board of Trustees. The principal responsibilities of the Nominating Committee are to identify individuals qualified to serve as Independent Trustees of the Fund and to recommend its nominees for consideration by the full Board of Trustees. While the Nominating Committee is solely responsible for the nomination of the Fund’s Independent Trustees, the Nominating Committee may consider nominations for the office of Trustee made by investors in the Fund or by Fund management as it deems appropriate. Shareholders who wish to recommend a nominee should send nominations to the Secretary of the Fund that include biographical information and set forth the qualifications of the proposed nominee. The Nominating Committee did not meet during the fiscal year ended March 31, 2007.

Voting of Proxies

Proxy Voting Policies and Procedures

        The Fund is a fund of funds that invests primarily in private investment vehicles, which are non-voting. To the extent the Fund invests directly in voting securities, the Board of Trustees has delegated to the Adviser authority to vote all proxies relating to such portfolio securities. The Adviser has adopted policies and procedures (“Proxy Voting Procedures”) with respect to the voting of proxies related to the portfolio securities held in the account of one or more of its clients, including the Fund. Pursuant to these Proxy Voting Procedures, the Adviser’s primary objective when voting proxies is to make proxy voting decisions solely in the best interests of the Fund and its stockholders, and to act in a manner that the Adviser believes is most likely to enhance the economic value of the securities held by the Fund. The Proxy Voting Procedures are designed to ensure that the Adviser considers the interests of its clients, including the Fund, and not the interests of the Adviser, when voting proxies and that real (or perceived) material conflicts that may arise between the Adviser’s interest and those of the Adviser’s clients are properly addressed and resolved.

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        In order to implement the Proxy Voting Procedures, the Adviser has formed a Proxy Voting Committee (the “Proxy Committee”). The Committee, a subcommittee of the Adviser’s Equity Investment Policy Oversight Committee (“EIPOC”), is comprised of a senior member of the Adviser’s equity management group who is also a member of EIPOC, one or more other senior investment professionals appointed by EIPOC, portfolio managers and investment analysts appointed by EIPOC and any other personnel EIPOC deems appropriate. The Proxy Committee may also include one non-voting representative from the Adviser’s legal department appointed by the Adviser’s General Counsel. The Proxy Committee’s membership shall be limited to full-time employees of the Adviser. No person with any investment banking, trading, retail brokerage or research responsibilities for the Adviser’s affiliates may serve as a member of the Proxy Committee or participate in its decision making (except to the extent such person is asked by the Proxy Committee to present information to the Proxy Committee, on the same basis as other interested, knowledgeable parties not affiliated with the Adviser might be asked to do so). The Proxy Committee determines how to vote the proxies of all clients, including the Fund, that have delegated proxy voting authority to the Adviser and seeks to ensure that all votes are consistent with the best interests of those clients and are free from unwarranted and inappropriate influences. The Proxy Committee establishes general proxy voting policies for the Adviser and is responsible for determining how those policies are applied to specific proxy votes, in light of each issuer’s unique structure, management, strategic options and, in certain circumstances, probable economic and other anticipated consequences of alternate actions. In so doing, the Proxy Committee may determine to vote a particular proxy in a manner contrary to its generally stated policies. In addition, the Proxy Committee will be responsible for ensuring that all reporting and recordkeeping requirements related to proxy voting are fulfilled.

        The Proxy Committee may determine that the subject matter of a recurring proxy issue is not suitable for general voting policies and requires a case-by-case determination. In such cases, the Proxy Committee may elect not to adopt a specific voting policy applicable to that issue. The Adviser believes that certain proxy voting issues require investment analysis — such as approval of mergers and other significant corporate transactions — akin to investment decisions, and are, therefore, not suitable for general guidelines. The Proxy Committee may elect to adopt a common position for the Adviser on certain proxy votes that are akin to investment decisions, or determine to permit the portfolio manager to make individual decisions on how best to maximize economic value for the Fund (similar to normal buy/sell investment decisions made by such portfolio manager). While it is expected that the Adviser will generally seek to vote proxies over which the Adviser exercises voting authority in a uniform manner for all the Adviser’s clients, the Proxy Committee, in conjunction with the Fund’s portfolio manager, may determine that the Fund’s specific circumstances require that its proxies be voted differently.

        To assist the Adviser in voting proxies, the Proxy Committee has retained Institutional Shareholder Services (“ISS”). ISS is an independent adviser that specializes in providing a variety of fiduciary level proxy-related services to institutional investment managers, plan sponsors, custodians, consultants, and other institutional investors. The services provided to the Adviser by ISS include in-depth research, voting recommendations (although the Adviser is not obligated to follow such recommendations), vote execution, and recordkeeping.

        The Adviser’s Proxy Voting Procedures also address special circumstances that can arise in connection with proxy voting. For instance, under the Proxy Voting Procedures, the Adviser generally will not seek to vote proxies related to portfolio securities that are on loan, although it may do so under certain circumstances. In addition, the Adviser will vote proxies related to securities of foreign issuers only on a best efforts basis and may elect not to vote at all in certain countries where the Proxy Committee determines that the costs associated with voting generally outweigh the benefits. The Proxy Committee may at any time override these general policies if it determines that such action is in the best interests of the Fund.

        From time to time, the Adviser may be required to vote proxies in respect of an issuer where an affiliate of the Adviser (each, an “Affiliate”), or a money management or other client of the Adviser, including investment companies for which the Adviser provides investment advisory, administrative and/or other services (each, a “Client”), is involved. The Proxy Voting Procedures and the Adviser’s adherence to those procedures are designed to address such conflicts of interest. The Proxy Committee intends to strictly adhere to the Proxy Voting Procedures in all proxy matters, including matters involving Affiliates and Clients. If, however, an issue representing a non-routine matter that is material to an Affiliate or a widely known Client is involved such that the Proxy Committee does not reasonably believe it is able to follow its guidelines (or if the particular proxy matter is not addressed by the guidelines) and vote impartially, the Proxy Committee may, in its discretion for the purposes of ensuring that an independent determination is reached, retain an independent fiduciary to advise the Proxy Committee on how to vote or to cast votes on behalf of the Adviser’s clients.

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        In the event that the Proxy Committee determines not to retain an independent fiduciary, or it does not follow the advice of such an independent fiduciary, the Proxy Committee may pass the voting power to a subcommittee appointed by EIPOC (with advice from the Secretary of the Proxy Committee), consisting solely of Proxy Committee members selected by EIPOC. EIPOC shall appoint to the subcommittee, where appropriate, only persons whose job responsibilities do not include contact with the Client and whose job evaluations would not be affected by the Adviser’s relationship with the Client (or failure to retain such relationship). The subcommittee shall determine whether and how to vote all proxies on behalf of the Adviser’s clients or, if the proxy matter is, in their judgment, akin to an investment decision, to defer to the applicable portfolio manager, provided that, if the subcommittee determines to alter the Adviser’s normal voting guidelines or, on matters where the Adviser’s policy is case-by-case, does not follow the voting recommendation of any proxy voting service or other independent fiduciary that may be retained to provide research or advice to the Adviser on that matter, no proxies relating to the Client may be voted unless the Secretary, or in the Secretary’s absence, the Assistant Secretary of the Proxy Committee concurs that the subcommittee’s determination is consistent with the Adviser’s fiduciary duties.

        In addition to the general principles outlined above, the Adviser has adopted voting guidelines with respect to certain recurring proxy issues that are not expected to involve unusual circumstances. These policies are guidelines only, and the Adviser may elect to vote differently from the recommendation set forth in a voting guideline if the Proxy Committee determines that it is in the Fund’s best interest to do so. In addition, the guidelines may be reviewed at any time upon the request of a Proxy Committee member and may be amended or deleted upon the vote of a majority of Proxy Committee members present at a Proxy Committee meeting at which there is a quorum.

        The Adviser has adopted specific voting guidelines with respect to the following proxy issues:

•	Proposals related to the composition of the Board of Trustees of issuers other than investment companies. As a general matter, the Proxy Committee believes that a company’s Board of Trustees (rather than stockholders) is most likely to have access to important, nonpublic information regarding a company’s business and prospects, and is therefore best-positioned to set corporate policy and oversee management. The Proxy Committee, therefore, believes that the foundation of good corporate governance is the election of qualified, independent corporate directors who are likely to diligently represent the interests of stockholders and oversee management of the corporation in a manner that will seek to maximize stockholder value over time. In individual cases, the Proxy Committee may look at a nominee’s number of other directorships, history of representing stockholder interests as a director of other companies or other factors, to the extent the Proxy Committee deems relevant.
•	Proposals related to the selection of an issuer’s independent auditors. As a general matter, the Proxy Committee believes that corporate auditors have a responsibility to represent the interests of stockholders and provide an independent view on the propriety of financial reporting decisions of corporate management. While the Proxy Committee will generally defer to a corporation’s choice of auditor, in individual cases, the Proxy Committee may look at an auditor’s history of representing stockholder interests as auditor of other companies, to the extent the Proxy Committee deems relevant.
•	Proposals related to management compensation and employee benefits. As a general matter, the Proxy Committee favors disclosure of an issuer’s compensation and benefit policies and opposes excessive compensation, but believes that compensation matters are normally best determined by an issuer’s Board of Trustees, rather than stockholders. Proposals to “micro-manage” an issuer’s compensation practices or to set arbitrary restrictions on compensation or benefits will, therefore, generally not be supported.
•	Proposals related to requests, principally from management, for approval of amendments that would alter an issuer’s capital structure. As a general matter, the Proxy Committee will support requests that enhance the rights of common stockholders and oppose requests that appear to be unreasonably dilutive.
•	Proposals related to requests for approval of amendments to an issuer’s charter or by-laws. As a general matter, the Proxy Committee opposes poison pill provisions.
•	Routine proposals related to requests regarding the formalities of corporate meetings.
•	Proposals related to proxy issues associated solely with holdings of investment company shares. As with other types of companies, the Proxy Committee believes that a fund’s Board of Trustees (rather than its stockholders) is best-positioned to set fund policy and oversee management. However, the Proxy Committee opposes granting Boards of Trustees authority over certain matters, such as changes to a fund’s investment objective, that the 1940 Act envisions will be approved directly by stockholders.

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•	Proposals related to limiting corporate conduct in some manner that relates to the stockholder’s environmental or social concerns. The Proxy Committee generally believes that annual stockholder meetings are inappropriate forums for discussion of larger social issues, and opposes stockholder resolutions “micromanaging” corporate conduct or requesting release of information that would not help a stockholder evaluate an investment in the corporation as an economic matter. While the Proxy Committee is generally supportive of proposals to require corporate disclosure of matters that seem relevant and material to the economic interests of stockholders, the Proxy Committee is generally not supportive of proposals to require disclosure of corporate matters for other purposes.

        Information about how the Fund votes proxies relating to securities held in the Fund’s portfolio from the commencement of operations to June 30, 2006 and during each 12-month period ending June 30 thereafter will be available without charge commencing no later than the following September 1: (1) by calling the Fund toll-free at 1-877-GPC-ROCK and (2) on the SEC’s website at http://www.sec.gov.

THE ADVISER

        BlackRock Advisors, LLC is the Fund’s adviser and manages the Fund’s investments subject to the oversight of the Board of Directors. The Adviser is a wholly owned subsidiary of BlackRock, Inc. On September 29, 2006, BlackRock consummated a transaction with Merrill Lynch & Co., Inc. whereby Merrill Lynch & Co., Inc.’s investment management business combined with that of BlackRock to create a new independent Fund that is one of the world’s largest asset management firms with over $1 trillion in assets under management.

        The Adviser has the responsibility for making all investment decisions for the Fund. The Adviser has entered into a sub-advisory agreement with BlackRock Investment Management, LLC, an affiliate, to act as investment sub-adviser to the Fund. BIM is responsible for the day-to-day management of the Fund.

        The Adviser and its affiliates create and manage a variety of mainstream and alternative investments, including mutual funds, hedge funds, funds of funds, private equity, managed futures and exchange funds. The Adviser creates, manages and distributes Fund of hedge Fund and managed Futures products to tax-exempt, institutional and individual high net worth clients worldwide.

        The Adviser was organized in 1994 to perform advisory services for investment companies. BIM is a registered investment adviser and commodity pool operator organized in 1999. The Adviser and its affiliates had approximately $1.23 trillion in investment company and other portfolio assets under management as of June 30, 2007.

        From time to time, a manager, analyst, or other employee of the Adviser or its affiliates may express views regarding a particular asset class, company, security, industry, or market sector. The views express by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Adviser, BIM or any other person within the BlackRock organization. Any such views are subject to change at any time based upon market or other conditions and the Adviser disclaims ant responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for the Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Fund.

Information Regarding the Portfolio Managers

        The BlackRock Fund of Funds Team is responsible for managing the Fund’s investments. Howard P. Berkowitz, Anson H. Beard, Christine Jurinich and Edward Rzeszowski are the portfolio managers responsible for investing the Fund’s assets. The Fund’s portfolio managers will consider analyses from various sources, make the necessary investment decisions, and place orders for transactions accordingly. Mr. Berkowitz is the head of the team and is responsible for overseeing the management of the Fund’s investments. Mr. Beard is responsible for evaluating potential long/short equity Portfolio Fund Managers and monitoring existing Portfolio Fund Managers, Ms. Jurinich is responsible for evaluating potential Portfolio Fund Managers and monitoring existing Portfolio Fund Managers, and Mr. Rzeszowski is responsible for evaluating potential Portfolio Fund Managers and monitoring existing Portfolio Fund Managers with a focus on managed futures, macro funds and statistical arbitrage.

        Mr. Berkowitz is a Managing Director of BlackRock and a member of BlackRock’s Management Committee. Mr. Berkowitz has more than 35 years of experience running private investment funds and funds of hedge funds. He joined BlackRock in April 2003 and has been the Fund’s portfolio manager since 2006. Prior to joining BlackRock, Mr. Berkowitz was the founder and managing partner of HPB Associates which he initially formed in 1979 as a traditional equity hedge fund. In 1967, Mr. Berkowitz co-founded and managed Steinhardt, Fine, Berkowitz & Co., one of the earliest and most highly successful entrants into the hedge fund industry.

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        Mr. Beard is a Managing Director of BlackRock and has been a member of the Fund’s portfolio management team since 2006. Prior to joining BlackRock in 2004, Mr. Beard was the Founder, Managing Partner, and portfolio manager of Archimedes Capital Partners, LLC, a long/short equity hedge fund. From 1996 to 2000, Mr. Beard was an associate at Tiger Management LLC, focusing on basic industrial equities and commodities.

        Ms. Jurinich is a Managing Director of BlackRock and has been a member of the Fund’s portfolio management team since 2006. Ms. Jurinich has been a portfolio manager with BlackRock since 2003. Before taking on her current responsibilities in 2003, Ms. Jurinich was a member of the Account Management Group where she was responsible for developing and maintaining relationships with non-U.S. clients and for developing alternative investment products. Prior to joining BlackRock in 2002, Ms. Jurinich was responsible for investor relations and hedge fund research at Victus Capital LLC. From 2000 to 2001, she was responsible for manager research and recommendations relating to relative value managers at Alpha Investment Management LLC. She spent the prior year with Arista Group, where her duties included all aspects of due diligence and performance reporting. Ms. Jurinich began her career in 1993 with Allied Capital Asset Management.

        Mr. Rzeszowski joined BlackRock in 2006 as a member of the Fund of Fund’s team and became part of the Fund’s portfolio management team at that time. Prior to joining BlackRock, Mr. Rzeszowski was a Director with the fund of funds team of MLIM LP. In this role, he was responsible for the selection and analysis of hedge funds with a focus on managed futures, macro funds and statistical arbitrage, and served as senior hedge fund analyst and portfolio manager for the Global Horizons I, L.P. and ML Global Horizons Ltd. Previously, Mr. Rzeszowski was a Senior Quantitative Analyst for the MLIM LP fund of funds team, responsible for risk management of the managed futures product line. He has held various positions in MLIM LP’s finance department. His additional previous work experience includes OMR Systems Corporation (a financial investments service Fund), where he was responsible for the consolidation of managed futures risks.

Other Funds and Accounts Managed

        The following table sets forth information about funds and accounts other than the Fund for which the Fund’s portfolio managers are primarily responsible for the day-to-day portfolio management as of March 31, 2007.

	(ii) Number of Other Accounts Managed and Assets by Account Type			(iii) Number of Other Accounts and Assets for Which Advisory Fee is Performance-Based
(i) Name of Portfolio Manager	Other Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts	Other Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts

Howard P Berkowitz	1	22	5	0	6	3
	$128,891,709	$2,132,900,183	$308,307,475	0	$1,054,213,667	$264,253,378

Anson H. Beard	1	22	5	0	6	3
	$128,891,709	$2,132,900,183	$308,307,475	0	$1,054,213,667	$264,253,378

Christine Jurinich	1	22	5	0	6	3
	$128,891,709	$2,132,900,183	$308,307,475	0	$1,054,213,667	$264,253,378

Edward Rzeszowski	1	22	5	0	6	3
	$128,891,709	$2,132,900,183	$308,307,475	0	$1,054,213,667	$264,253,378

Portfolio Manager Compensation Overview

        BlackRock’s financial arrangements with its portfolio managers, its competitive compensation and its career path emphasis at all levels reflect the value senior management places on key resources. Compensation may include a variety of components and may vary from year to year based on a number of factors. The principal components of compensation include a base salary, a discretionary bonus, participation in various benefits programs and one or more of the incentive compensation programs established by BlackRock such as its Long-Term Retention and Incentive Plan and Restricted Stock Program.

        Base compensation. Generally, portfolio managers receive base compensation based on their seniority and/or their position with the firm.

        Discretionary compensation. In addition to base compensation, portfolio managers may receive discretionary compensation, which can be a substantial portion of total compensation. Discretionary compensation can include a discretionary cash bonus as well as one or more of the following:

Long-Term Retention and Incentive Plan (LTIP) — The LTIP is a long-term incentive plan that seeks to reward certain key employees. The plan provides for the grant of awards that are expressed as an amount of cash that, if properly vested and subject to the attainment of certain performance goals, will be settled in cash and/or in BlackRock, Inc. common stock.

Deferred Compensation Program — A portion of the compensation paid to each portfolio manager may be voluntarily deferred by the portfolio manager into an account that tracks the performance of certain of the

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firm’s investment products. Each portfolio manager is permitted to allocate his or her deferred amounts among various options, including to certain of the firm’s hedge funds and other unregistered products. Beginning in 2005, a portion of the annual compensation of certain senior managers is paid in the form of BlackRock, Inc. restricted stock units which vest ratably over a number of years.

Options and Restricted Stock Awards — BlackRock also has a restricted stock award program designed to reward certain key employees as an incentive to contribute to the long-term success of BlackRock. These awards vest over a period of years.

Incentive Savings Plans — BlackRock has created a variety of incentive savings plans in which BlackRock employees are eligible to participate, including a 401(k) plan, the BlackRock Retirement Savings Plan (RSP) and the BlackRock Employee Stock Purchase Plan (ESPP). The employer contribution components of the RSP include a Fund match equal to 50% of the first 6% of eligible pay contributed to the plan capped at $4,000 per year, and a Fund retirement contribution equal to 3% of eligible compensation, plus an additional contribution of 2% for any year in which BlackRock has positive net operating income. The RSP offers a range of investment options, including registered investment companies managed by the firm. Fund contributions follow the investment direction set by participants for their own contributions or absent, employee investment direction, are invested into a stable value fund. The ESPP allows for investment in BlackRock common stock at a 5% discount on the fair market value of the stock on the purchase date. Annual participation in the ESPP is limited to the purchase of 1,000 shares or a dollar value of $25,000. Each portfolio manager is eligible to participate in these plans.

        Annual incentive compensation for each portfolio manager is a function of several components: the performance of BlackRock, the performance of the portfolio manager’s group within BlackRock, the investment performance, including risk-adjusted returns, of the firm’s assets under management or supervision by that portfolio manager relative to predetermined benchmarks, and the individual’s teamwork and contribution to the overall performance of these portfolios and BlackRock.

Potential Material Conflicts of Interest

        BlackRock has built a professional working environment, firm-wide compliance culture and compliance procedures and systems designed to protect against potential incentives that may favor one account over another. BlackRock has adopted policies and procedures that address the allocation of investment opportunities, execution of portfolio transactions, personal trading by employees and other potential conflicts of interest that are designed to ensure that all client accounts are treated equitably over time.

        Nevertheless, BlackRock furnishes investment management and advisory services to numerous clients in addition to the Fund, and BlackRock may, consistent with applicable law, make investment recommendations to other clients or accounts (including accounts which are hedge funds or have performance or higher fees paid to BlackRock, or in which portfolio managers have a personal interest in the receipt of such fees), which may be the same as or different from those made to the Fund. In addition, BlackRock, its affiliates and any officer, director, stockholder or employee may or may not have an interest in the securities whose purchase and sale BlackRock recommends to the Fund. BlackRock, or any of its affiliates, or any officer, director, stockholder, employee or any member of their families may take different actions than those recommended to the Fund by BlackRock with respect to the same securities. Moreover, BlackRock may refrain from rendering any advice or services concerning securities of companies of which any of BlackRock’s (or its affiliates’) officers, directors or employees are directors or officers, or companies as to which BlackRock or any of its affiliates or the officers, directors and employees of any of them has any substantial economic interest or possesses material non-public information. Each portfolio manager also may manage accounts whose investment strategies may at times be opposed to the strategy utilized for the Fund. In this connection, it should be noted that each portfolio manager currently manages certain accounts that are subject to performance fees. In addition, each portfolio manager assists in managing certain hedge funds and may be entitled to receive a portion of any incentive fees earned on such funds and a portion of such incentive fees may be voluntarily or involuntarily deferred.] Additional portfolio managers may in the future manage other such accounts or funds and may be entitled to receive incentive fees.

        As a fiduciary, BlackRock owes a duty of loyalty to its clients and must treat each client fairly. When BlackRock purchases or sells securities for more than one account, the trades must be allocated in a manner consistent with its fiduciary duties. BlackRock attempts to allocate investments in a fair and equitable manner among client accounts, with no account receiving preferential treatment. To this end, BlackRock has adopted a policy that is intended to ensure that investment opportunities are allocated fairly and equitably among client accounts over time. This policy also seeks to achieve reasonable efficiency in client transactions and provide BlackRock with sufficient flexibility to allocate investments in a manner that is consistent with the particular investment discipline and client base.

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Fund Ownership

        The following table sets for the dollar range of equity securities of the Fund beneficially owned by each portfolio manager as of March 31, 2007.

Portfolio Manager	Dollar Range

Howard P. Berkowitz	None
Anson H. Beard	None
Christine Jurinich	None
Edward Rzeszowski	None

INVESTMENT ADVISORY AGREEMENT

        Effective September 29, 2006, the Fund entered into an investment advisory agreement with BlackRock Advisors, LLC (the “Investment Advisory Agreement”). The Investment Advisory Agreement generally provides that the Adviser shall provide the Fund with such investment research, advice and supervision as the latter may from time to time consider necessary for the proper supervision of the assets of the Fund, shall furnish continuously an investment program for the Fund and shall determine from time to time which securities shall be purchased, sold or exchanged and what portion of the assets of the Fund shall be held in the various Portfolio Funds and other securities, options, futures, and options on futures in which the Fund invests or cash, subject always to the restrictions set forth in the Declaration of Trust, the provisions of the 1940 Act and the Fund’s registration statement, as it may be amended from time to time. The Investment Advisory Agreement also authorizes the Adviser to conduct relations with custodians, depositories, transfer agents, dividend disbursing agents, other servicing agents, accountants, attorneys, underwriters, brokers and dealers, corporate fiduciaries, insurers, banks and such other persons as necessary or desirable. The Investment Advisory Agreement is terminable without penalty upon 60 days’ prior written notice by the Board of Trustees, or by vote of a majority, as defined by the 1940 Act, of the outstanding voting securities of the Fund, or by the Adviser also upon 60 days’ prior written notice. Once effective, the Investment Advisory Agreement will continue in effect from year to year after its initial two-year term if the continuance is approved annually by the Board of Trustees (including a majority of the Independent Trustees) by vote cast in person at a meeting called for the purpose of voting on such continuance. The Investment Advisory Agreement provides that it will terminate automatically in the event of its “assignment,” as defined by the 1940 Act and the rules under that Act.

        The Adviser receives a fee from the Fund at an annual rate equal to 1.50% of the average daily value of the Fund’s net assets. “Net assets” means the total assets of the Fund minus the sum of the accrued liabilities. Prior to September 29, 2006, Merrill Lynch Alternative Investments LLC, an indirect wholly-owned subsidiary of Merrill Lynch & Co., Inc., acted as the Fund’s adviser and was compensated according to the same advisory fee rates as is currently in effect for the Adviser.

        Effective September 29, 2006 the Adviser has entered into an investment sub-advisory agreement with BIM (the “Subadvisory Agreement,” and together with the Investment Advisory Agreement, the “Advisory Agreements”), an affiliate, pursuant to which the Adviser pays BIM a monthly fee at an annual rate equal to a percentage of its advisory fee as compensation for the services provided by BIM. BIM is responsible for the day-to-day management of the Fund.

        The Subadvisory Agreement generally provides that BIM will perform certain of the day-to-day operations of the Fund, which may include one or more of the following services, at the request of the Advisers: (i) acting as investment adviser for and managing the investment and reinvestment of those assets of the Fund as the Advisers may from time to time request and in connection therewith have complete discretion in purchasing and selling such securities and other assets for the Fund and in voting, exercising consents and exercising all other rights appertaining to such securities and other assets on behalf of the Fund; (ii) arranging for the purchase and sale of securities and other assets of the Fund; (iii) providing investment research and credit analysis concerning the Fund’s investments, (iv) assisting the Advisers in determining what portion of the Fund’s assets will be invested in cash, cash equivalents and money market instruments, (v) placing orders for all purchases and sales of such investments made for the Fund, and (vi) maintaining the books and records as are required to support the Fund’s investment operations. At the request of the Advisers, BIM will also, subject to the oversight and supervision of BlackRock Advisors and the direction and control of the Board of Trustees, provide to the Advisers or the Fund any of the facilities and equipment and perform any of the services described in the Investment Advisory Agreement.

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        A discussion of the basis for the Board of Trustees’ approval of the Fund’s Investment Advisory Agreement and the Subadvisory Agreement is available in the Fund’s semi-annual shareholder report for the fiscal period ending September 30, 2006.

CODE OF ETHICS

        The Fund, the Adviser, BIM and each Distributor each has and have adopted a code of ethics (the “Code of Ethics”) in compliance with Section 17(j) of the 1940 Act. The Code of Ethics establishes procedures for personal investing and restricts certain transactions. Employees subject to the Code of Ethics may invest in securities for their personal investment accounts, including making investments in the securities of Portfolio Funds that may be purchased or held by the Fund. The Code of Ethics may be examined on the SEC’s website at www.sec.gov. In addition, the Code of Ethics can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C.

Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Copies of the Code of Ethics may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, DC 20549-0102.

BROKERAGE

        Each Portfolio Fund Manager is responsible for placing orders for the execution of portfolio transactions and the allocation of brokerage for any Portfolio Fund it manages. Transactions on U.S. stock exchanges and on some non-U.S. stock exchanges involve the payment of negotiated brokerage commissions. On the great majority of non-U.S. stock exchanges, commissions are fixed. No stated commission is generally applicable to securities traded in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups.

        The Adviser expects that each Portfolio Fund Manager will generally select brokers and dealers to effect transactions on behalf of its Portfolio Fund substantially as described below, although the Adviser can give no assurance that a Portfolio Fund Manager will adhere to, and comply with, the described practices. The Adviser generally expects that, in selecting brokers and dealers to effect transactions on behalf of a Portfolio Fund, a Portfolio Fund Manager will seek to obtain the best price and execution for the transactions, taking into account such factors as price, size of order, difficulty of execution and operational facilities of a brokerage firm and the firm’s risk in positioning a block of securities. Subject to appropriate disclosure, however, Portfolio Fund Managers of Portfolio Funds that are not investment companies registered under the 1940 Act may select brokers on a basis other than that outlined above and may receive benefits other than research or that benefit the Portfolio Fund Manager rather than its Portfolio Fund. The Adviser may consider the adequacy of the broker selection process employed by a Portfolio Fund Manager, as well as the above principles, as a factor in determining whether to invest in its Portfolio Fund. Each Portfolio Fund Manager generally will seek reasonably competitive commission rates, but will not necessarily pay the lowest commission available on each transaction.

        Consistent with seeking best price and execution, a Portfolio Fund Manager may place brokerage orders with brokers (including affiliates of the Adviser) that may provide the Portfolio Fund Manager and its affiliates with supplemental research, market and statistical information (“soft dollar items”), including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of a Portfolio Fund Manager are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Portfolio Fund Manager or its affiliates in providing services to clients other than a Portfolio Fund. In addition, not all of the supplemental information is used by the Portfolio Fund Manager in connection with a Portfolio Fund in which the Fund invests. Conversely, the information provided to the Portfolio Fund Manager by brokers and dealers through which other clients of the Portfolio Fund Manager and its affiliates effect securities transactions may be useful to the Portfolio Fund Manager in providing services to a Portfolio Fund. In accordance with provisions of the 1940 Act, an affiliate of the Adviser may effect brokerage transactions for a Portfolio Fund.

        Section 28(e) of the Securities Exchange Act of 1934, as amended, specifically permits the use of research-related soft dollar items in the manner described above. Soft dollar items that are not research-related are, however, outside the scope of Section 28(e). Soft dollars not generated through agency transactions in securities (for example, those generated with respect to certain types of derivatives transaction) are also outside the Section 28(e) safe harbor. The Portfolio Fund Managers may receive soft dollar items outside the safe harbor.

        The Board of Trustees has adopted procedures designed to ensure that commission rates paid to affiliates of the Adviser by the Fund will be fair and reasonable within the meaning of the 1940 Act. These procedures do not, however, govern payments by a Portfolio Fund.

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ADMINISTRATOR

        The Fund has retained PFPC, Inc., whose principal business address is 301 Bellevue Parkway, Wilmington, Delaware 19809, to provide certain administrative, transfer agency and investor services to the Fund. Under the terms of an agreement entered into between the Fund and the Administrator (the “Administration Agreement”), PFPC, Inc., an affiliate of the Adviser, is responsible, directly or through its agents, for, among other things: reconciliation of cash and investment balances with the Fund’s custodian; calculating contractual expenses, including management fees; determining net income; arranging for the computation of the Fund’s net asset value; preparing the Fund’s Statement of Assets and Liabilities and Statement of Operations; preparing and filing the Fund’s annual and semi-annual reports with the SEC; preparing and filing certain federal and state tax returns for the Fund; maintaining the register of Shareholders, including any transfer or repurchases of shares; and the distribution of dividends and other distributions.

        PFPC Inc. is paid a monthly fee at the annual rate of 0.075% of the Fund’s aggregate beginning of the month net assets not exceeding $200 million, 0.050% of the Fund’s aggregate beginning of the month net assets exceeding $200 million but not in excess of $400 million, and 0.030% of the Fund’s aggregate beginning of the month net assets in excess of $400 million. The Fund also pays PFPC Inc. certain fixed fees for tax preparation and other services. PFPC Inc. is also reimbursed by the Fund for out-of-pocket expenses (including those of any third party retained to assist PFPC Inc.) relating to services provided to the Fund. The Administration Agreement may be terminated at any time by either party generally upon not less than 120 days’ written notice.

        For the fiscal years ended March 31, 2006 and 2007 the Fund paid PFPC, Inc., $131,479 and $263,558 under the Administration Agreement.

SHAREHOLDER ACCOUNT SERVICES ARRANGEMENTS

        The Fund has appointed BDI and FAMD (previously defined as the “Service Agent”), whose principal business address is 760 Moore Road, King of Prussia, Pennsylvania 19406, and 800 Scudders Mill Road, Plainsboro, New Jersey 08536, respectively, to provide (or arrange for the provision of) ongoing shareholder services. Under the terms of a Shareholder Services Agreement between the Fund and the Service Agent (the “Shareholder Services Agreement”), each Service Agent is authorized to retain broker-dealers and financial advisors (previously defined as “Shareholder Service Providers”) to provide ongoing shareholder services to Shareholders. These services include, but are not limited to, handling Shareholder inquiries regarding the Fund (for example, responding to questions concerning tax information provided by the Fund); assisting in the enhancement of communications between Shareholders and the Fund; assisting in the establishment and maintenance of Shareholder accounts with the Fund; assisting in the maintenance of records containing Shareholder information; and providing such other information and Shareholder services as the Fund or the Service Agent may reasonably request. Under the Shareholder Services Agreement, the Fund will pay a monthly Service Fee computed at the annual rate of 0.25% of the Fund’s average month-end net assets to each Service Agent to reimburse it for payments made to Shareholder Service Providers and for ongoing Shareholder servicing activities performed by the Service Agent. Each Service Agent (or one of its affiliates) may pay from its own resources additional compensation to Shareholder Service Providers for ongoing Shareholder servicing. Furthermore, the Adviser, in its discretion and from its own assets, may pay to the Service Agents and the Shareholder Service Providers in respect of their customers’ investments in the Fund, additional ongoing compensation not to exceed 0.25% (on an annualized basis, payable quarterly) of the aggregate value of outstanding Shares held by Shareholders introduced by a Service Agent or Shareholder Service Provider, respectively.

CUSTODIAN AND ESCROW AGENT

        PFPC Trust Company, a limited purpose trust company incorporated under the laws of the State of Delaware serves as the Custodian of the assets of the Fund, and may maintain custody of such assets with U.S. subcustodians and foreign custodians (which may be banks, trust companies, securities depositories and clearing agencies), subject to policies and procedures approved by the Board of Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts, except to the extent that securities may be held in the name of the Custodian, subcustodian or foreign custodians in a securities depository, clearing agency or omnibus customer account. The Custodian’s principal business address is 8800 Tinicum Boulevard, 3rd Floor, Suite 200, Philadelphia, Pennsylvania 19153.

        PFPC Inc. serves as Escrow Agent with respect to subscriptions received from prospective investors in advance of dates when Shares may be subscribed for and monies may be transmitted to the Fund. The Escrow Agent’s principal business address is 301 Bellevue Parkway, Wilmington, Delaware 19809.

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FUND EXPENSES

        The Fund will bear its own operating and other expenses, including, but not limited to, organizational and initial offering expenses; ongoing offering expenses; trustees’ fees (including trustees and officers/errors and omissions insurance); fidelity bond expenses; administrative expenses (including the fees and expenses of the Administrator or any successor administrator); legal, tax, custodial, audit, professional, escrow, internal and external fund accounting, transfer agency and valuation expenses; corporate licensing and printing expenses; record keeping expenses; expenses incurred in communicating with Shareholders; including the costs of preparing and printing reports to Shareholders; and extraordinary expenses. Fund expenses will also include investment-related expenses, including, but not limited to the Management Fee (as defined below), brokerage commissions, dealer mark-ups, and other transaction costs on its cash management; interest expense on any borrowings it may make; and any purchase or redemption charges imposed by the Portfolio Funds. The Adviser will bear expenses incurred in the operation of its business (such as rent for office space, equipment, facilities and employees’ salaries).

        As noted above, in consideration of the Shareholder and account maintenance service activities provided to Shareholders by the Service Agent and certain broker-dealers and financial advisers, the Fund pays the Service Agent the Service Fee. In addition, in consideration of the administrative services provided by the Administrator to the Fund, the Fund pays the Administrator the Administrative Fee and also reimburses the Administrator’s out-of-pocket expenses related to services provided to the Fund. These fees and the reimbursement of out-of-pocket expenses are an expense out of the Fund’s assets.

        Portfolio Funds bear various expenses in connection with their operations similar to those incurred by the Fund. Portfolio Fund Managers generally will assess asset-based fees to and receive performance-based compensation from the Portfolio Funds (or their investors), which effectively will reduce the investment returns of the Portfolio Funds. These expenses, fees and allocations will be in addition to those incurred by the Fund itself. As an investor in the Portfolio Funds, the Fund will bear its proportionate share of the expenses and fees of the Portfolio Funds and will also be subject to performance allocations to the Portfolio Fund Managers.

MANAGEMENT FEE

        In consideration of the advisory and other services provided by the Adviser, the Fund pays the Adviser a monthly fee at the annual rate of 1.50% of the Fund’s average daily net assets. The Management Fee is paid out of and reduces the Fund’s net assets. Net assets for these purposes mean the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations. The Management Fee is computed based on the net assets as of the end of business on the last business day of each month, after adjustment for any subscriptions made at the beginning of that month, and will be due and payable in arrears, generally within 20 business days after the end of the month.

        Prior to September 29, 2006, Merrill Lynch Alternative Investments LLC (“MLAI”), an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc., acted as the Fund’s investment adviser. The table below sets forth information about the total advisory fees paid by the Fund to the Adviser and to MLAI, the Fund’s previous investment adviser, for the periods indicated.

For the Fiscal Years Ended March 31,	Paid to MLAI		Paid to Adviser
2007	$367,899*		$430,715**
2006#	$255,797	***	N/A

*	For the period April 1, 2006 to September 29, 2006.
**	For the period September 29, 2006 to March 31, 2007.
***	Prior to December 1, 2005 the Company had entered into an Investment Advisory Agreement with Merrill Lynch Investment Managers ("MLIM"). From September 1, 2005 to December 1, 2005 the Management Fee was paid to MLIM.
#	For the period September 1, 2005 (commencement of operations) to March 31, 2006.

        Pursuant to the Subadvisory Agreement between the Adviser and BIM, the Adviser pays BIM a monthly fee at annual rate equal to a percentage of the Management Fee as compensation for the services provided by BIM. BIM is responsible for the day-to-day management of the Fund. For the period from September 29, 2006 through March 31, 2007, the total sub-advisory fees paid to BIM were $318,729.

RESERVES

        The Board of Trustees may cause appropriate cash reserves to be created to guard against potential contingencies. Reserves will be in such amounts (subject to increase or reduction) that the Board of Trustees may deem necessary or appropriate. In the event the Board of Trustee causes cash reserves to be created, it is expected that the Fund will invest its cash reserves in high quality fixed-income securities. These investments may include money market instruments and other short-term debt obligations and shares of money market mutual funds, and may include instruments issued by entities managed by the Adviser and its affiliates.

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NET ASSET VALUATION

        The Fund will calculate its net asset value as of the close of business on the last business day of each calendar month and such other dates as the Board of Trustees, upon advice from the Adviser, may determine in its discretion. In determining its net asset value, the Fund generally values its investments as of month-end.

        The net asset value of the Fund equals the value of its assets, less all of its liabilities, including accrued fees and expenses. The net asset value per Share equals the net asset value of the Fund divided by the number of its outstanding Shares. The Board of Trustees has approved procedures pursuant to which the Fund’s investments in Portfolio Funds are valued at fair value. In accordance with these procedures, fair value as of each month-end ordinarily is the value determined as of such month-end for each Portfolio Fund in accordance with the Portfolio Fund’s valuation policies and reported at the time of the Fund’s valuation. As a general matter, the fair value of the Fund’s interest in a Portfolio Fund represents the amount that the Fund could reasonably expect to receive from a Portfolio Fund if its interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Fund believes to be reliable. In making this determination, the Fund may consider factors such as, among others; (i) the price at which recent subscriptions for or redemptions of the Portfolio Fund’s interests were effected; (ii) information provided to the Fund or the Adviser by a Portfolio Fund Manager, or the failure to provide such information as the Portfolio Fund Manager agreed to provide in the Portfolio Fund’s offering materials or other agreements with the Fund; (iii) relevant news and other sources; and (iv) market events. In the unlikely event that a Portfolio Fund does not report a month-end value to the Fund on a timely basis, the Fund would determine the fair value of such Portfolio Fund based on the most recent value reported by the Portfolio Fund, as well as any other relevant information available at the time the Fund values its portfolio.

        Prior to investing in any Portfolio Fund, the Adviser will conduct a due diligence review of the valuation methodology utilized by the Portfolio Fund. Although procedures approved by the Board of Trustees provide that the Adviser will review the valuations provided by the Portfolio Fund Managers of the Portfolio Funds, and will periodically review the valuation methodologies used by the Portfolio Funds, neither the Adviser nor the Board of Trustees will be able to confirm independently the accuracy of valuations provided by such Portfolio Fund Managers (which are unaudited).

        The Fund’s valuation procedures require the Adviser to consider all relevant information available at the time the Fund values its portfolio. The Adviser and/or the Board of Trustees will consider such information, and may conclude in certain circumstances that the information provided by the Portfolio Fund Manager of a Portfolio Fund does not represent the fair value of the Fund’s interests in the Portfolio Fund. Although redemptions of interests in Portfolio Funds are subject to advance notice requirements, Portfolio Funds typically will make available net asset value information to holders representing the price at which, even in the absence of redemption activity, the Portfolio Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Portfolio Fund’s governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Board of Trustees, in the absence of specific transaction activity in interests in a particular Portfolio Fund, the Fund would consider whether it was appropriate, in light of all relevant circumstances, to value such a position at its net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. For example, when a Portfolio Fund imposes extraordinary restrictions on redemptions, or when there have been no recent subscriptions for Portfolio Fund interests, the Fund may determine that it is appropriate to apply a discount to the net asset value of the Portfolio Fund. Any such decision would be made in good faith, and would be subject to the review and supervision of the Board of Trustees.

        The valuations reported by the Portfolio Fund Managers of the Portfolio Funds, upon which the Fund calculates its month-end net asset value and net asset value per Share, may be subject to later adjustment, based on information reasonably available at that time. The Fund will pay redemption proceeds, as well as calculate management fees, on the basis of net asset valuations determined using the best information available as of the valuation date. In the event a Portfolio Fund subsequently corrects, revises or adjusts a valuation after the Fund has determined a net asset value, the Fund will generally not make any retroactive adjustment to such net asset value, or to any amounts paid based on such net asset value, to reflect a revised valuation. If, after the Fund pays redemption proceeds, one or more of the valuations used to determine the net asset value on which the redemption payment is based are revised, the redeeming Shareholders (if the valuations are revised upward) or the remaining Shareholders (if the valuations are revised downwards) will bear the risk of such revisions. A redeeming Shareholder will neither receive distributions from, nor will it be required to reimburse, the Fund in such circumstances. This may have the effect of diluting or increasing the economic interest of other Shareholders. Such adjustments or revisions, whether increasing or decreasing the net asset value at the time they occur, because they

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relate to information available only at the time of the adjustment or revision, will not affect the amount of the repurchase proceeds received by Shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Portfolio Fund Managers or revisions to net asset value of a Portfolio Fund adversely affect the Fund’s net asset value, the outstanding Shares of the Fund will be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a net asset value per Share higher than the adjusted amount. Conversely, any increases in the net asset value per Share resulting from such subsequently adjusted valuations will be entirely for the benefit of the holders of the outstanding Shares and to the detriment of Shareholders who previously had their Shares repurchased at a net asset value per Share lower than the adjusted amount. New Shareholders, as well as Shareholders purchasing additional Shares, may be affected in a similar way because the same principles apply to the subscription for Shares.

        The procedures approved by the Board of Trustees provide that, where deemed appropriate by the Adviser and consistent with the 1940 Act, investments in Portfolio Funds may be valued at cost. Cost would be used only when cost is determined to best approximate the fair value of the particular security under consideration. For example, cost may not be appropriate when the Adviser is aware of subscriptions by or redemptions from third parties of securities of Portfolio Funds at prices materially different from cost or in other circumstances in which cost may not approximate fair value (which could include situations in which there are no subscriptions by or redemptions from third parties). In such a situation, the Fund’s investment will be valued in a manner that the Adviser, in accordance with the valuation procedures, determines in good faith best reflects approximate market value.

        Expenses, including the Management Fee and the costs of any borrowings, are accrued on a monthly basis on the day net asset value is calculated and taken into account for the purpose of determining net asset value.

        Prospective investors should be aware that situations involving uncertainties as to the valuation of portfolio positions could have an adverse effect on the Fund’s net assets if the Board of Trustees’ or the Adviser’s judgments regarding appropriate valuations should prove incorrect. Also, Portfolio Fund Managers to the Portfolio Funds may provide determinations of the net asset value of Portfolio Funds only on a weekly or monthly basis (or less frequently), in which event it will not be possible to determine the net asset value of the Fund more frequently. Because the values assigned to one or more Portfolio Funds may be subject to later adjustment based on information not reasonably available at the time of the Fund’s fair valuation, the Fund’s issuance or repurchase of Shares at net asset value based on the fair value of its assets may have the effect of diluting or increasing the economic interest of Shareholders, as well as those Shareholders who purchased and/or had their Shares repurchased.

CONFLICTS OF INTEREST

Activities of the Adviser; BlackRock, Inc. and its affiliates (collectively, “BlackRock”); The PNC Financial Services Group, Inc. and its affiliates (collectively, “PNC”); Merrill Lynch & Co., Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and their affiliates (collectively, “Merrill Lynch”); and Other Accounts Managed by BlackRock, PNC or Merrill Lynch.

        BlackRock is one of the world’s largest asset management firms with approximately $1 trillion in assets under management. Merrill Lynch is a full service investment banking, broker-dealer, asset management and financial services organization. PNC is a diversified financial services organization spanning the retail, business and corporate markets. BlackRock, Merrill Lynch and PNC are affiliates of one another. BlackRock, PNC, Merrill Lynch and their affiliates (including, for these purposes, their directors, partners, trustees, managing members, officers and employees), including the entities and personnel who may be involved in the investment activities and business operations of the Fund (collectively, “Affiliates”), are engaged worldwide in businesses, including equity, fixed income, cash management and alternative investments, and have interests other than that of managing the Fund. These are considerations of which investors in the Fund should be aware, and which may cause conflicts of interest that could disadvantage the Fund and the Shareholders. These activities and interests include potential multiple advisory, transactional, financial and other interests in securities and other instruments, and companies that may be purchased or sold by the Fund.

        The Adviser has a conflict of interest in selecting Portfolio Funds because certain investors in such Portfolio Funds are other investment funds managed by the Adviser or its Affiliates. Consequently, the Adviser will have a conflict of interest in deciding whether to invest with more speculative Portfolio Funds, thereby potentially increasing the returns of the Fund and other investment funds managed by the Adviser and the best interests of the other Shareholders in the Fund. The Adviser, its Affiliates and their employees manage other investment funds that

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may pursue investment objectives similar to those of the Fund. The Adviser and its Affiliates may also manage discretionary accounts, in which the Fund will have no interest, some of which may have investment objectives similar to the Fund.

        BlackRock and its Affiliates, including, without limitation, PNC and Merrill Lynch, have proprietary interests in, and may manage or advise with respect to, accounts or funds (including separate accounts and other funds and collective investment vehicles) that have investment objectives similar to those of the Fund or a Portfolio Fund and/or that engage in transactions in the same types of securities, currencies and instruments as the Fund. One or more Affiliates are also major participants in the global currency, equities, swap and fixed income markets, in each case both on a proprietary basis and for the accounts of customers. As such, one or more Affiliates are or may be actively engaged in transactions in the same securities, currencies, and instruments in which the Fund or a Portfolio Fund invests. Such activities could affect the prices and availability of the securities, currencies, and instruments in which the Fund or a Portfolio Fund invests, which could have an adverse impact on the Fund’s performance. Such transactions, particularly in respect of most proprietary accounts or customer accounts, will be executed independently of the Fund or a Portfolio Fund’s transactions and thus at prices or rates that may be more or less favorable than those obtained by the Fund. When the Adviser and its advisory affiliates seek to purchase or sell the same assets for their managed accounts, including the Fund or a Portfolio Fund, the assets actually purchased or sold may be allocated among the accounts on a basis determined in their good faith discretion to be equitable. In some cases, this system may adversely affect the size or price of the assets purchased or sold for the Fund or a Portfolio Fund.

        In addition, transactions in investments by one or more other accounts managed by BlackRock, PNC, Merrill Lynch or another Affiliate may have the effect of diluting or otherwise disadvantaging the values, prices or investment strategies of the Fund or a Portfolio Fund, particularly, but not limited to, with respect to small capitalization, emerging market or less liquid strategies. This may occur when investment decisions regarding the Fund are based on research or other information that is also used to support decisions for other accounts. When BlackRock, PNC, Merrill Lynch or another Affiliate implements a portfolio decision or strategy on behalf of another account ahead of, or contemporaneously with, similar decisions or strategies for the Fund or a Portfolio Fund, market impact, liquidity constraints, or other factors could result in the Fund or Portfolio Fund receiving less favorable trading results and the costs of implementing such decisions or strategies could be increased or the Fund or the Portfolio Fund could otherwise be disadvantaged. BlackRock, PNC or Merrill Lynch may, in certain cases, elect to implement internal policies and procedures designed to limit such consequences, which may cause the Fund or a Portfolio Fund to be unable to engage in certain activities, including purchasing or disposing of securities, when it might otherwise be desirable for it to do so.

        Conflicts may also arise because portfolio decisions regarding the Fund may benefit other accounts managed by BlackRock, PNC, Merrill Lynch or another Affiliate. For example, the sale of a long position or establishment of a short position by the Fund may impair the price of the same security sold short by (and therefore benefit) one or more Affiliates or their other accounts, and the purchase of a security or covering of a short position in a security by the Fund may increase the price of the same security held by (and therefore benefit) one or more Affiliates or their other accounts.

        The Adviser and its Affiliates manage a number of different multi-adviser accounts. Often a Portfolio Fund may only permit one entity managed by the same adviser to invest. Consequently, the Adviser is required in its Portfolio Fund selections to allocate availability among the Fund and such other accounts, and has a conflict of interest in doing so.

        Affiliates of the Adviser may have access to information regarding the Portfolio Funds in which the Fund invests. Shareholders should be aware, however, that the Adviser will generally be unable to access such information due to confidentiality, “Ethical Wall” or other legal considerations. As a result, the Adviser may sometimes make investment decisions different than those it would make if it had such access, and such decisions may result in a material loss to the Fund. The Affiliates are not required to, and are generally prohibited from, affording the Adviser access to all relevant information they may possess.

        The Adviser may from time to time come into possession of confidential information relating to an underlying Portfolio Fund which the Adviser will not use for the benefit of the Fund, due to confidentiality concerns or legal considerations. In addition, the Adviser may also develop analyses or opinions of one or more Portfolio Funds, and buy or sell interests in one or more Portfolio Funds, on behalf of other "funds of funds"

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operated by the Adviser but not on behalf of the Fund. The Adviser regards its analyses as proprietary and confidential, and will not disclose its opinions or purchase and sale activities regarding any Portfolio Fund except to the extent disclosed to investors in the periodic reports distributed by the Adviser.

        The Adviser and its Affiliates, or other funds advised by the Adviser and its Affiliates, may invest in Portfolio Funds on different terms than the Fund, and could redeem an investment in a Portfolio Fund at a time that is disadvantageous for the Portfolio Fund and the Fund. The Fund, when the Adviser deems it appropriate, may borrow funds from affiliates of the Adviser to the extent permitted by applicable law at rates negotiated with such affiliate (which may not be the most favorable available to the Fund). Portfolio Fund Managers may also borrow from Affiliates of the Adviser, or engage in transactions with an Affiliate of the Adviser in connection with which a Portfolio Fund pledges collateral to the affiliate. In addition, in its capacity as lender or counterparty, such affiliate may take actions, such as foreclosing on collateral, which may have a material adverse effect on the Fund. The Fund will not be entitled to, and may not receive, any special consideration or forbearance by such affiliate in the exercise of such affiliate’s rights as a result of the Fund’s relationship with the Adviser.

        BlackRock, PNC, Merrill Lynch, other Affiliates and their clients may pursue or enforce rights with respect to an issuer in which the Fund or a Portfolio Fund has invested, and those activities may have an adverse effect on the Fund or the Portfolio Fund. As a result, prices, availability, liquidity and terms of the Fund’s or Portfolio Fund’s investments may be negatively impacted by the activities of BlackRock, PNC, Merrill Lynch, other Affiliates or their clients, and transactions for the Fund or Portfolio Fund may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case.

        The results of the Fund or a Portfolio Fund’s investment activities may differ significantly from the results achieved by the Adviser and its Affiliates for their proprietary accounts or other accounts (including investment companies or collective investment vehicles) managed or advised by them. It is possible that one or more Affiliates and such other accounts will achieve investment results that are substantially more or less favorable than the results achieved by the Fund or a Portfolio Fund. Moreover, it is possible that the Fund or a Portfolio Fund will sustain losses during periods in which one or more Affiliates achieve significant profits on their trading for proprietary or other accounts. The opposite result is also possible. The investment activities of one or more Affiliates for their proprietary accounts and accounts under their management may also limit the investment opportunities for the Fund or a Portfolio Fund in certain emerging and other markets in which limitations are imposed upon the amount of investment, in the aggregate or in individual issuers, by affiliated foreign investors.

        From time to time, the Fund’s activities may also be restricted because of regulatory restrictions applicable to one or more Affiliates, and/or their internal policies designed to comply with such restrictions. As a result, there may be periods, for example, when the Adviser, and/or one or more Affiliates, will not initiate or recommend certain types of transactions in certain securities or instruments with respect to which the Adviser and/or one or more Affiliates are performing services or when position limits have been reached.

        In connection with its management of the Fund, the Adviser may have access to certain fundamental analysis and proprietary technical models developed by one or more Affiliates (including Merrill Lynch). The Adviser will not be under any obligation, however, to effect transactions on behalf of the Fund in accordance with such analysis and models. In addition, neither BlackRock nor any of its Affiliates (including Merrill Lynch and PNC) will have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Fund and it is not anticipated that the Adviser will have access to such information for the purpose of managing the Fund. The proprietary activities or portfolio strategies of BlackRock and its Affiliates (including Merrill Lynch and PNC) or the activities or strategies used for accounts managed by them or other customer accounts could conflict with the transactions and strategies employed by the Adviser in managing the Fund.

        In addition, certain principals and certain employees of the Adviser are also principals or employees of BlackRock, Merrill Lynch, PNC or another Affiliate. As a result, the performance by these principals and employees of their obligations to such other entities may be a consideration of which investors in the Fund should be aware.

        The Adviser may enter into transactions and invest in securities, instruments and currencies on behalf of the Fund in which customers of BlackRock, PNC, Merrill Lynch or another Affiliate, or, to the extent permitted by the Commission, BlackRock, PNC or Merrill Lynch or another Affiliate, serve as the counterparty, principal or issuer. In such cases, such party’s interests in the transaction will be adverse to the interests of the Fund, and such party may have no incentive to assure that the Fund obtains the best possible prices or terms in connection with the

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transactions. In addition, the purchase, holding and sale of such investments by the Fund may enhance the profitability of BlackRock, Merrill Lynch and/or PNC or another Affiliate. One or more Affiliates may also create, write or issue Derivatives for their customers, the underlying securities, currencies or instruments of which may be those in which the Fund or a Portfolio Fund invests or which may be based on the performance of the Fund. The Fund or a Portfolio Fund may, subject to applicable law, purchase investments that are the subject of an underwriting or other distribution by one or more Affiliates and may also enter into transactions with other clients of an Affiliate where such other clients have interests adverse to those of the Fund. At times, these activities may cause departments of BlackRock or its Affiliates to give advice to clients that may cause these clients to take actions adverse to the interests of the Fund. To the extent affiliated transactions are permitted, the Fund will deal with BlackRock and its Affiliates on an arms-length basis. BlackRock, PNC or Merrill Lynch or another Affiliate may also have an ownership interest in certain trading or information systems used by the Fund or a Portfolio Fund. The Fund’s or a Portfolio Fund’s use of such trading or information systems may enhance the profitability of BlackRock and its Affiliates.

        One or more Affiliates may act as broker, dealer, agent, lender or advisor or in other commercial capacities for the Fund or a Portfolio Fund. It is anticipated that the commissions, mark-ups, mark-downs, financial advisory fees, underwriting and placement fees, sales fees, financing and commitment fees, brokerage fees, other fees, compensation or profits, rates, terms and conditions charged by an Affiliate will be in its view commercially reasonable, although each Affiliate, including its sales personnel, will have an interest in obtaining fees and other amounts that are favorable to the Affiliate and such sales personnel.

        Subject to applicable law, the Affiliates (and their personnel and other distributors) will be entitled to retain fees and other amounts that they receive in connection with their service to the Fund or a Portfolio Fund as broker, dealer, agent, lender, advisor or in other commercial capacities and no accounting to the Fund or its Shareholders will be required, and no fees or other compensation payable by the Fund or its Shareholders will be reduced by reason of receipt by an Affiliate of any such fees or other amounts. When an Affiliate acts as broker, dealer, agent, adviser or in other commercial capacities in relation to the Fund or a Portfolio Fund, the Affiliate may take commercial steps in its own interests, which may have an adverse effect on the Fund or a Portfolio Fund.

        The Fund will be required to establish business relationships with its counterparties based on the Fund’s own credit standing. Neither BlackRock nor any of the Affiliates will have any obligation to allow their credit to be used in connection with the Fund’s establishment of its business relationships, nor is it expected that the Fund’s counterparties will rely on the credit of BlackRock or any of the Affiliates in evaluating the Fund’s creditworthiness.

        Purchases and sales of securities for the Fund may be bunched or aggregated with orders for other BlackRock client accounts. The Adviser and its advisory affiliates, however, are not required to bunch or aggregate orders if portfolio management decisions for different accounts are made separately, or if they determine that bunching or aggregating is not practicable, required or with cases involving client direction.

        Prevailing trading activity frequently may make impossible the receipt of the same price or execution on the entire volume of securities purchased or sold. When this occurs, the various prices may be averaged, and the Fund will be charged or credited with the average price. Thus, the effect of the aggregation may operate on some occasions to the disadvantage of the Fund. In addition, under certain circumstances, the Fund will not be charged the same commission or commission equivalent rates in connection with a bunched or aggregated order.

        The Adviser may select brokers (including, without limitation, Affiliates of the Adviser) that furnish the Adviser, the Fund or a Portfolio Fund, other BlackRock client accounts or other Affiliates or personnel, directly or through correspondent relationships, with research or other appropriate services which provide, in the Adviser’s view, appropriate assistance to the Adviser in the investment decision-making process (including with respect to futures, fixed-price offerings and over-the-counter transactions). Such research or other services may include, to the extent permitted by law, research reports on companies, industries and securities; economic and financial data; financial publications; proxy analysis; trade industry seminars; computer data bases; quotation equipment and services; and research oriented computer hardware, software and other services and products. Research or other services obtained in this manner may be used in servicing any or all of the Fund or a Portfolio Fund and other BlackRock client accounts, including in connection with BlackRock client accounts other than those that pay commissions to the broker relating to the research or other service arrangements. Such products and services may disproportionately benefit other BlackRock client accounts relative to the Fund or a Portfolio Fund based on the amount of brokerage commissions paid by the Fund or a Portfolio Fund and such other BlackRock client accounts. For example, research or other services that are paid for through one client’s commissions may not be used in

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managing that client’s account. In addition, other BlackRock client accounts may receive the benefit, including disproportionate benefits, of economies of scale or price discounts in connection with products and services that may be provided to the Fund or a Portfolio Fund and to such other BlackRock client accounts. To the extent that the Adviser uses soft dollars, it will not have to pay for those products and services itself. The Adviser may receive research that is bundled with the trade execution, clearing, and/or settlement services provided by a particular broker-dealer. To the extent that the Adviser receives research on this basis, many of the same conflicts related to traditional soft dollars may exist. For example, the research effectively will be paid by client commissions that also will be used to pay for the execution, clearing, and settlement services provided by the broker-dealer and will not be paid by the Adviser.

        The Adviser may endeavor to execute trades through brokers who, pursuant to such arrangements, provide research or other services in order to ensure the continued receipt of research or other services the Adviser believes are useful in their investment decision-making process. The Adviser may from time to time choose not to engage in the above described arrangements to varying degrees.

        BlackRock has adopted policies and procedures designed to prevent conflicts of interest from influencing proxy voting decisions that it makes on behalf of advisory clients, including the Fund or a Portfolio Fund, and to help ensure that such decisions are made in accordance with BlackRock’s fiduciary obligations to its clients. Nevertheless, notwithstanding such proxy voting policies and procedures, actual proxy voting decisions of BlackRock may have the effect of favoring the interests of other clients or businesses of other divisions or units of BlackRock, PNC, Merrill Lynch and/or other Affiliates, provided that BlackRock believes such voting decisions to be in accordance with its fiduciary obligations. For a more detailed discussion of these policies and procedures, see “Proxy Voting Policies and Procedures.”

        It is also possible that, from time to time, BlackRock or any of its affiliates may, although they are not required to, purchase and hold an interest in the Fund. Increasing the Fund’s assets may enhance investment flexibility and diversification and may contribute to economies of scale that tend to reduce the Fund’s expense ratio. BlackRock and its affiliates reserve the right to redeem at any time some or all of the interests in the Fund acquired for their own accounts. A large redemption of interests in the Fund by BlackRock or its affiliates could significantly reduce the asset size of the Fund, which might have an adverse effect on the Fund’s investment flexibility, portfolio diversification and expense ratio. BlackRock will consider the effect of redemptions on the Fund and other shareholders in deciding whether to redeem its shares.

        It is possible that the Fund or a Portfolio Fund may invest in securities of companies with which an Affiliate has or is trying to develop investment banking relationships as well as securities of entities in which BlackRock, PNC or Merrill Lynch or another Affiliate has significant debt or equity investments or in which an Affiliate makes a market. The Fund or a Portfolio Fund also may invest in securities of companies to which an Affiliate provides or may someday provide research coverage. Such investments could cause conflicts between the interests of the Fund or a Portfolio Fund and the interests of other clients of BlackRock or another Affiliate. In making investment decisions for the Fund, the Adviser is not permitted to obtain or use material non-public information acquired by any division, department or Affiliate of BlackRock in the course of these activities. In addition, from time to time, the activities of Merrill Lynch or another Affiliate may limit the Fund’s flexibility in purchases and sales of securities. When Merrill Lynch or another Affiliate is engaged in an underwriting or other distribution of securities of an entity, the Adviser may be prohibited from purchasing or recommending the purchase of certain securities of that entity for the Fund.

        BlackRock, PNC, Merrill Lynch, other Affiliates, their personnel and other financial service providers have interests in promoting sales of the Fund. With respect to BlackRock, PNC, Merrill Lynch, other Affiliates and their personnel, the remuneration and profitability relating to services to and sales of the Fund or other products may be greater than remuneration and profitability relating to services to and sales of certain funds or other products that might be provided or offered. BlackRock, PNC, Merrill Lynch, other Affiliates and their sales personnel may directly or indirectly receive a portion of the fees and commissions charged to the Fund or its Shareholders. BlackRock and its advisory or other personnel may also benefit from increased amounts of assets under management. Fees and commissions may also be higher than for other products or services, and the remuneration and profitability to BlackRock, PNC, Merrill Lynch, other Affiliates and such personnel resulting from transactions on behalf of or management of the Fund may be greater than the remuneration and profitability resulting from other funds or products.

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        BlackRock, PNC, Merrill Lynch, other Affiliates and their personnel may receive greater compensation or greater profit in connection with an account for which BlackRock serves as an adviser than with an account advised by an unaffiliated investment adviser. Differentials in compensation may be related to the fact that BlackRock may pay a portion of its advisory fee to the unaffiliated investment adviser, or relate to compensation arrangements, including for portfolio management, brokerage transactions or account servicing. Any differential in compensation may create a financial incentive on the part of BlackRock, PNC, Merrill Lynch, other Affiliates and their personnel to recommend BlackRock over unaffiliated investment advisers or to effect transactions differently in one account over another.

BlackRock may also have relationships with, and purchase, or distribute or sell, services or products from or to, distributors, consultants and others who recommend the Fund, or who engage in transactions with or for the Fund. For example, BlackRock may participate in industry and consultant sponsored conferences and may purchase educational, data related or other services from consultants or other third parties that it deems to be of value to its personnel and its business. The products and services purchased from consultants may include, but are not limited to, those that help BlackRock understand the consultant’s points of view on the investment management process. Consultants and other parties that provide consulting or other services to potential investors in the Fund may receive fees from BlackRock or the Fund in connection with the distribution of shares in the Fund or other BlackRock products. For example, BlackRock may enter into revenue or fee sharing arrangements with consultants, service providers, and other intermediaries relating to investments in mutual funds, collective trusts, or other products or services offered or managed by the Adviser. BlackRock may also pay a fee for membership in industry wide or state and municipal organizations or otherwise help sponsor conferences and educational forums for investment industry participants including, but not limited to, trustees, fiduciaries, consultants, administrators, state and municipal personnel and other clients. BlackRock’s membership in such organizations allows BlackRock to participate in these conferences and educational forums and helps BlackRock interact with conference participants and to develop an understanding of the points of view and challenges of the conference participants. In addition, BlackRock’s personnel, including employees of BlackRock, may have board, advisory, brokerage or other relationships with issuers, distributors, consultants and others that may have investments in the Fund or that may recommend investments in the Fund. In addition, BlackRock, including the Adviser, may make charitable contributions to institutions, including those that have relationships with clients or personnel of clients. BlackRock’s personnel may also make political contributions. As a result of the relationships and arrangements described in this paragraph, consultants, distributors and other parties may have conflicts associated with their promotion of the Fund or other dealings with the Fund that create incentives for them to promote the Fund or certain portfolio transactions.

        To the extent permitted by applicable law, BlackRock may make payments to authorized dealers and other financial intermediaries (“Intermediaries”) from time to time to promote the Fund and/or other BlackRock products. In addition to placement fees, sales loads or similar distribution charges, such payments may be made out of BlackRock’s assets, or amounts payable to BlackRock rather than a separately identified charge to the Fund or other products. Such payments may compensate Intermediaries for, among other things: marketing the Fund and other products; access to the Intermediaries’ registered representatives or salespersons, including at conferences and other meetings; assistance in training and education of personnel; marketing support; and/or other specified services intended to assist in the distribution and marketing of the Fund and other products. The payments may also, to the extent permitted by applicable regulations, contribute to various non-cash and cash incentive arrangements to promote certain products, as well as sponsor various educational programs, sales contests and/or promotions. The additional payments by BlackRock may also compensate Intermediaries for sub-accounting, administrative and/or shareholder processing services that are in addition to the fees paid for these services by such products.

        The payments made by BlackRock may be different for different Intermediaries. The presence of these payments and the basis on which an Intermediary compensates its registered representatives or salespersons may create an incentive for a particular Intermediary, registered representative or salesperson to highlight, feature or recommend certain products based, at least in part, on the level of compensation paid.

        To the extent permitted by applicable law, the Fund may invest all or some of its short term cash investments in any money market fund advised or managed by BlackRock. In connection with any such investments, the Fund, to the extent permitted by the 1940 Act, may pay its share of expenses of a money market fund in which it invests, which may result in the Fund bearing some additional expenses.

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        The Adviser, its affiliates and their directors, officers and employees, may buy and sell securities or other investments for their own accounts, and may have conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by Trustees, officers, employees and affiliates of the Adviser that are the same, different from or made at different times than positions taken for the Fund or a Portfolio Fund. To lessen the possibility that the Fund will be adversely affected by this personal trading, the Fund and the Adviser each has adopted a Code of Ethics in compliance with Section 17(j) of the Investment Fund Act that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the Fund’s portfolio transactions. The Code of Ethics can be reviewed and copied at the Commission’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the Commission at (202) 551-8090. The Code of Ethics is also available on the EDGAR Database on the Commission’s Internet site at http://www.sec.gov, and copies may be obtained, after paying a duplicating fee, by e-mail at publicinfo@sec.gov or by writing the Commission’s Public Reference Section, Washington, DC 20549-0102.

        The Adviser and its affiliates will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules adopted under the Investment Fund Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, Trustees, or investment advisers or pursuant to exemptive orders granted to the Fund and/or the Adviser by the Commission. These transactions would be effected in circumstances in which the Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument on the same day.

        From time to time, the activities of the Fund may be restricted because of regulatory requirements applicable to BlackRock, PNC or Merrill Lynch or another Affiliate and/or BlackRock’s internal policies designed to comply with, limit the applicability of, or otherwise relate to such requirements. A client not advised by BlackRock would not be subject to some of those considerations. There may be periods when the Adviser may not initiate or recommend certain types of transactions, or may otherwise restrict or limit their advice in certain securities or instruments issued by or related to companies for which an Affiliate is performing investment banking, market making or other services or has proprietary positions. For example, when an Affiliate is engaged in an underwriting or other distribution of securities of, or advisory services for, a Fund, the Fund may be prohibited from or limited in purchasing or selling securities of that Fund. Similar situations could arise if personnel of BlackRock or its Affiliates serve as Trustees of companies the securities of which the Fund or a Portfolio Fund wish to purchase or sell. However, if permitted by applicable law, the Fund or a Portfolio Fund may purchase securities or instruments that are issued by such companies or are the subject of an underwriting, distribution, or advisory assignment by an Affiliate, or in cases in which personnel of BlackRock or its Affiliates are Trustees or officers of the issuer.

        The investment activities of one or more Affiliates for their proprietary accounts and for client accounts may also limit the investment strategies and rights of the Fund. For example, in regulated industries, in certain emerging or international markets, in corporate and regulatory ownership definitions, and in certain futures and derivative transactions, there may be limits on the aggregate amount of investment by affiliated investors that may not be exceeded without the grant of a license or other regulatory or corporate consent or, if exceeded, may cause BlackRock, the Fund or other client accounts to suffer disadvantages or business restrictions. If certain aggregate ownership thresholds are reached or certain transactions undertaken, the ability of the Adviser on behalf of clients (including the Fund) to purchase or dispose of investments, or exercise rights or undertake business transactions, may be restricted by regulation or otherwise impaired. As a result, the Adviser on behalf of clients (including the Fund) may limit purchases, sell existing investments, or otherwise restrict or limit the exercise of rights (including voting rights) when the Adviser, in its sole discretion, deem it appropriate.

        Present and future activities of BlackRock and its Affiliates, including the Adviser, in addition to those described in this section, may give rise to additional conflicts of interest.

        The proprietary activities or portfolio strategies of the Adviser and its affiliates or the activities or strategies used for accounts managed by the Adviser and its affiliates for themselves or other customer accounts, could conflict with the transactions and strategies employed by a Portfolio Fund Manager and affect the prices and availability of the securities and instruments in which the Portfolio Fund Manager invests. Issuers of securities held by a Portfolio Fund Manager may have publicly or privately traded securities in which the Adviser and its affiliates are investors or make a market. The trading activities of the Adviser and its affiliates are generally carried out

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without reference to positions held directly or indirectly by the Fund or the Portfolio Funds and may have an effect on the value of the positions so held, or may result in the Adviser and its affiliates having interests or positions adverse to that of the Fund or Portfolio Funds.

        The Adviser and its affiliates, or other funds advised by the Adviser and its affiliates, may invest in Portfolio Funds on different terms than the Fund, and could redeem an investment in a Portfolio Fund at a time that is disadvantageous for the Portfolio Fund and the Fund.

        The Fund, when the Adviser deems it appropriate, may borrow funds from affiliates of the Adviser to the extent permitted by applicable law at rates negotiated with such affiliate (which may not be the most favorable available to the Fund). Portfolio Fund Managers may also borrow from affiliates of the Adviser, or engage in transactions with an affiliate of the Adviser in connection with which a Portfolio Fund pledges collateral to the affiliate. In addition, in its capacity as lender or counterparty, such affiliate may take actions, such as foreclosing on collateral, which may have a material adverse effect on the Fund. The Fund will not be entitled to, and may not receive, any special consideration or forbearance by such affiliate in the exercise of such affiliate’s rights as a result of the Fund’s relationship with the Adviser.

        A Portfolio Fund may purchase investments that are issued, or the subject of an underwriting or other distribution, by the Adviser and its affiliates. A Portfolio Fund may invest, directly or indirectly, in the securities of companies affiliated with the Adviser and its affiliates or in which the Adviser and its affiliates have an equity or participation interest. The purchase, holding and sale of such investments by a Portfolio Fund may enhance the profitability of the Adviser and its affiliates’ own investments in such companies.

        The Adviser may invest the Fund’s cash reserve in investment funds managed or maintained by the Adviser or one or more of its affiliates, to the extent permitted by applicable law. In such event, the Fund pays any expenses and fees associated with such investment, including any fees payable to the Adviser or its affiliates. Accordingly, the Adviser has a conflict of interest in evaluating any such investment.

        Other present and future activities of the Adviser and its affiliates may give rise to additional conflicts of interest.

Portfolio Funds

        Each Portfolio Fund Manager and its principals are entitled to engage in other activities, including managing other discretionary accounts and investment funds. Accordingly, conflicts may arise with respect to the time and resources that a Portfolio Fund Manager and its principals devote to a Portfolio Fund, allocation of investment opportunities between a Portfolio Fund and other accounts managed by a Portfolio Fund Manager, or transactions between a Portfolio Fund Manager and its affiliates on behalf of a Portfolio Fund.

        Conflicts of interest may arise from the fact that the Portfolio Fund Managers and their affiliates generally will be carrying on substantial investment activities for other clients, including other investment funds, in which the Fund will have no interest. The Portfolio Fund Managers may have financial incentives to favor certain of such accounts over the Portfolio Funds. Any of their proprietary accounts and other customer accounts may compete with the Portfolio Funds for specific trades, or may hold positions opposite to positions maintained on behalf of the Portfolio Funds. The Portfolio Fund Managers may give advice and recommend securities to, or buy or sell securities for, Portfolio Funds, which advice or securities may differ from advice given to, or securities recommended or bought or sold for, other accounts and customers even though their investment objectives may be the same as, or similar to, those of the Portfolio Funds.

        Market quotations regarding certain investments by Portfolio Funds may not always be available. In such cases, valuations of such Portfolio Funds’ investments may be made by the applicable Portfolio Fund Manager in its sole discretion. The Portfolio Fund Managers will have a conflict of interest in making such valuations, because such valuations will affect the Portfolio Fund’s net asset value and, consequently, the incentive compensation and the amount of management fees that such Portfolio Fund Manager receives for its services.

        Any determination of the value of the Fund’s interest in a Portfolio Fund is ultimately the responsibility of the Board of Trustees.

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SUBSCRIPTIONS FOR SHARES

Subscription Terms

        Shares will be offered at their net asset value as of the first business day of each calendar month, except that the Fund may offer Shares more frequently as determined by the Board of Trustees. The Fund intends to accept subscriptions for shares. In order to subscribe for Shares, an investor’s completed subscription agreement must be delivered to the Administrator at least 15 calendar days before the investor’s proposed subscription. An existing Shareholder generally may subscribe for additional Shares by completing an additional subscription agreement, and must provide notice of the proposed subscription amount to the Administrator at least 15 calendar days before the proposed subscription. Subscriptions are subject to the receipt of cleared funds from the investor’s account prior to the applicable subscription date and in the full amount of the subscription. Cleared funds must be available in the investor’s account no later than seven business days prior to the particular subscription date or such other date as a Distributor may determine in its sole discretion and communicate to the investor (the “Funding Deadline”). If an investor’s subscription agreement is accepted by the Administrator prior to the Funding Deadline, subscription monies will be debited from the investor’s account by BDI, FAMD, MLPF&S (as defined below) or the Distributor servicing the investor’s account (as described below) (as applicable) and deposited in a non-interest bearing escrow account pending the deposit of such monies with the Fund. At the close of business on the Funding Deadline, the Fund will withdraw the subscription monies from the escrow account or BDI, FAMD, MLPF&S or the Distributor servicing the investor’s account (as applicable) will remit such subscription monies from the investor’s account, as applicable, deposit such monies with the Fund and the Fund will then issue the requisite number of Shares to the investor on the subscription date. The Fund reserves the right to reject any subscription for Shares, and the Fund may, in its sole discretion, suspend subscriptions for Shares at any time and from time to time. Subscriptions are subject to the receipt of cleared funds from such account, prior to the applicable subscription date and in the full amount of the subscription.

        The minimum initial investment from each investor is $25,000, and the minimum additional investment is $10,000. An investor’s subscription for Shares is irrevocable by the investor and will generally require the investor to maintain its investment in the Fund until such time as the Fund offers to repurchase the Shares in a tender offer. See “Redemptions, Repurchases and Transfers of Shares” below. The Board of Trustees may, in its discretion, cause the Fund to repurchase all of the Shares held by a Shareholder if the total value of the Shareholder’s Shares, as a result of repurchase or transfer by the Shareholder, is less than $25,000 (or any lower amount equal to the Shareholder’s initial subscription amount net of the applicable sales load).

        For investors who have accounts with BDI, FAMD or Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), initial and any additional investments in the Fund will be payable in one installment and will be debited directly by BDI, FAMD or MLPF&S, on behalf of the Fund, from each investor’s brokerage account (unless other arrangements are permitted by the Board of Trustees). Investors who do not have accounts with BDI, FAMD or MLPF&S must make funds available to the Distributor servicing their account, in order for the funds to be placed in the Fund’s escrow account pending the investor’s admittance as a Shareholder. Although the Fund may accept contributions of securities in the sole discretion of the Board of Trustees, the Fund has no intention at present of doing so. If the Fund chooses to accept a contribution of securities, the securities would be valued in the same manner as the Fund values its other assets.

        The Board of Trustees may determine to liquidate the Fund. The Fund would then liquidate as soon as practicable, and return to Shareholders the amount of their subscriptions.

Description of Shares

        The Fund is a Delaware statutory trust organized on April 22, 2005. The Fund is governed by the Board of Trustees. The Fund may issue an unlimited number of Shares with a $0.01 par value. Shares have equal rights and privileges. Each Share is entitled to one vote on all matters as to which Shares are entitled to vote, to participate equally with other Shares in dividends and distributions declared by the Fund and on liquidation of their proportionate share of the assets remaining after satisfaction of outstanding liabilities. Fractional Shares have proportionally the same rights, including voting rights, as are provided for a full share. Certificated Shares will not be available.

        The Board of Trustees, in its absolute discretion, may prescribe such bases and times for declaring and paying dividends and other distributions on Shares, as they may deem necessary or desirable. No Shareholder or other person holding Shares acquired from a Shareholder will have the right to require the Fund to redeem those Shares or any portion thereof.

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        Shares do not have preemptive, subscription or conversion rights, and are not liable for further calls or assessments. In general, any action requiring a vote of the Shareholders of the Fund shall be effective if taken or authorized by the affirmative vote of a majority of the aggregate number of the votes entitled to vote thereon. Any change in the Fund’s fundamental policies may also be authorized by the vote of the holders of “a majority of the outstanding voting securities” of the Fund, as defined in Section 2(a)(42) of the 1940 Act. The Declaration of Trust requires the consent of two-thirds (2/3) of the Trustees then in office to merge or consolidate the Fund or sell all or substantially all of the Fund’s assets.

        Meetings of Shareholders to consider any matter as to which a vote of Shareholders is required by the 1940 Act or as permitted to be requested by Shareholders pursuant to the 1940 Act and as to which the Board of Trustees has not called a meeting of Shareholders shall be called by the secretary upon the written request of the holders of Shares entitled to cast not less than ten percent (10%) of all the votes then entitled to be cast on such matter at a meeting of Shareholders. Such request shall state the purpose or purposes of such meeting and the matters proposed to be acted on thereat. Only the Board of Trustees may amend the bylaws. Some of the foregoing could have the effect of delaying, deferring or preventing changes in control of the Fund.

        Shares have noncumulative voting rights, which means that the holders of more than 50% of the Shares voting for the election of Trustees can elect 100% of the Trustees if they choose to do so and, in such event, the holders of the remaining Shares so voting will not be able to elect any Trustees.

        The Fund may be terminated at any time by vote of the holders of a majority of the outstanding Shares entitled to vote, or by the Board of Trustees. Upon termination of the Fund, after paying or providing for all obligations of the Fund, the Fund shall, in accordance with such procedures as the Board of Trustees considers appropriate, liquidate the remaining assets held or other securities, or any combination thereof, and distribute the proceeds held ratably according to the number of Shares held by the several Shareholders on the date of termination.

        Under the Declaration of Trust, each Trustee shall serve during the continued lifetime of the Fund until he/she dies, resigns, is declared bankrupt or incompetent by a court of appropriate jurisdiction, or is removed, or, if sooner, until the next meeting of Shareholders called for the purpose of electing Trustees and until the election and qualification of his/her successor. Vacancies may be filled by a majority of the remaining Trustees, except insofar as the 1940 Act may require the election by Shareholders. As a result, normally no annual or regular meetings of Shareholders will be held, unless matters arise requiring a vote of Shareholders under the Declaration of Trust or the 1940 Act.

        Subject to obtaining such exemptions from the 1940 Act as may be necessary, the Fund may in the future issue additional classes of shares having fees, charges, repurchase rights and other characteristics that differ from those of the shares being offered by means of this Prospectus.

Eligible Investors

        The Fund intends to sell Shares in the Fund only to prospective tax-exempt investors who meet the definition of “accredited investor” as defined in Regulation D under the 1933 Act. Investors meeting both these requirements are referred to in this Prospectus as “Eligible Investors.” Investors who are “accredited investors” as defined in Regulation D are generally, persons having an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and having a reasonable expectation of reaching the same income level in the current year; individuals having a net worth of at least $1 million; or entities having total assets of at least $5 million or entities all of whose beneficial owners are themselves accredited investors. Existing Shareholders subscribing for additional Shares must be Eligible Investors at the time of each additional subscription. Qualifications that must be met in becoming a Shareholder are summarized in the subscription agreement that must be completed by each prospective investor. The qualifications necessary for an investor to meet the definition of an “accredited investor” and a tax-exempt investor are described in Appendix A to this Prospectus.

Plan of Distribution

        Distributors may be retained by the Fund to assist in the distribution of Shares and will generally be entitled to a fee for such services. As of the date of this Prospectus, BDI and FAMD, each an affiliate of the Adviser, has been selected as the Fund’s Distributor, and serve in that capacity on a reasonable best efforts basis, subject to various conditions.

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        A Distributor will generally be entitled to receive a sales load from each investor in the Fund whose Shares a Distributor places. Investments of less than $100,000 are subject to a sales load of 3%, investments of less than $500,000 (but equal to or greater than $100,000) are subject to a sales load of 2%, and investments greater than $500,000 are subject to a sales load of 1%, in each case computed as a percentage of the subscription amount. Under a right of accumulation offered by the Fund, the amount of each additional investment in the Fund by a Shareholder, as well as subscriptions by immediate family members (if requested), will be aggregated with the amount of the Shareholder’s initial investment and any other additional previous investments in the Fund by the Shareholder in determining the applicable sales load. This right of accumulation does not extend to any other fund advised, sponsored or distributed by the Adviser or its affiliates.

        The sales load will be charged as a percentage of a prospective investor’s subscription amount. The sales load will be subtracted from the subscription amount, and it will not constitute an investment made by the investor in the Fund. The sales load may be adjusted or waived at the sole discretion of a Distributor in consultation with the Fund, and is expected to be waived for the Adviser and its affiliates, including the directors, partners, principals, officers and employees of each of these entities, and employees of a Distributor and certain of their affiliates.

        In addition, under the Shareholder Services Agreement (as described under “Shareholder Account Services Arrangements” above), the Fund will pay a monthly Service Fee computed at the annual rate of 0.25% of the Fund’s average month-end net assets to a Distributor (i.e., the Service Agent) to reimburse it for payments made to Shareholder Service Providers and for ongoing Shareholder servicing activities performed by each Service Agent. A Service Agent (or one of its affiliates) may pay from its own resources additional compensation to Shareholder Service Providers for ongoing Shareholder servicing. Furthermore, the Adviser, in its discretion and from its own assets, may pay to the Service Agent and the Shareholder Service Providers in respect of their customers’investments in the Fund, additional ongoing compensation not to exceed 0.25% (on an annualized basis, payable quarterly) of the aggregate value of outstanding Shares held by Shareholders introduced by the Service Agent or Shareholder Service Provider, respectively.

        In accordance with applicable NASD Conduct Rules, BDI and FAMD each in its capacity as a Distributor have agreed to cap the sales loads it receives from investors at 3% of the total proceeds proposed to be received by the Fund in respect of sales of Shares registered pursuant to this offering (the “Offering Proceeds”). In addition, the compensation paid by the Fund, and any compensation paid by the Adviser, to each distributor, in its capacity as the Service Agent, and by the Adviser and the Service Agent to Shareholder Service Providers for providing ongoing Shareholder and account maintenance services (as described under “Shareholder Account Services Arrangements” above) will be capped at 5% of the Offering Proceeds. The sales loads to be received by BDI or FAMD each in its capacity as a Distributor, and the compensation to be received by BDI or FAMD and any Shareholder Service Providers for providing ongoing Investor and shareholder servicing activities, have been deemed by the NASD to be underwriting compensation in connection with the offering of Shares.

REDEMPTIONS, REPURCHASES AND TRANSFERS OF SHARES

No Right of Redemption

        No Shareholder or other person holding Shares acquired from a Shareholder will have the right to require the Fund to redeem the Shares. No public market for Shares exists, and none is likely to develop in the future. Consequently, Shareholders may not be able to liquidate their investment other than as a result of repurchases of Shares by the Fund, as described below.

Repurchases of Shares

        The Fund may from time to time repurchase Shares from Shareholders in accordance with written tenders by Shareholders at those times, in those amounts, and on terms and conditions as the Board of Trustees may determine in its sole discretion. Each such repurchase offer may be limited and will generally apply up to 15% of the net assets of the Fund. In determining whether the Fund should offer to repurchase Shares from Shareholders, the Board of Trustees will consider the recommendation of the Adviser. The Adviser expects that it will recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders quarterly on the last business day of March, June, September and December. In determining whether to accept such a recommendation, the Board of Trustees will consider the following factors, among others:

•	whether any Shareholders have requested to tender Shares to the Fund;

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•	the liquidity of the Fund’s assets (including fees and costs associated with withdrawing from Portfolio Funds);
•	the investment plans and working capital and reserve requirements of the Fund;
•	the history of the Fund in repurchasing Shares;
•	the availability of information as to the value of the Fund’s interests in underlying Portfolio Funds;
•	the existing conditions of the securities markets and the economy generally, as well as political, national or international developments or current affairs;
•	any anticipated tax or regulatory consequences to the Fund of any proposed repurchases of Shares; and
•	the recommendations of the Adviser.

        The Fund will repurchase Shares from Shareholders pursuant to written tenders on terms and conditions that the Board of Trustees determines, in its sole discretion, to be fair to the Fund and to all Shareholders. The value of a Shareholder’s Shares that are being repurchased will be equal to their net asset value as of the Valuation Date. When the Board of Trustees determines that the Fund will repurchase Shares, notice will be provided to Shareholders describing the terms of the offer, containing information Shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender Shares during the period that a repurchase offer is open may obtain the estimated net asset value of their Shares by contacting the Transfer Agent during the period at the contact number provided in the Shareholder’s repurchase materials.

        Repurchases of Shares from Shareholders by the Fund may be paid, in the discretion of the Fund, in cash, or by the distribution of securities in kind, or partly in cash and partly in kind. The Fund, however, expects not to distribute securities in kind except in the unlikely event that making a cash payment would result in a material adverse effect on the Fund or on Shareholders not tendering Shares for repurchase. Repurchases will be effective after receipt and acceptance by the Fund of all eligible written tenders of Shares from Shareholders. Any in-kind distribution of securities will be valued in accordance with the Declaration of Trust and will be distributed to all tendering Shareholders on a proportionate basis. The Fund does not impose any charges in connection with repurchases of Shares.

        In light of liquidity constraints associated with investments in Portfolio Funds and that the Fund may have to effect withdrawals from those Funds to pay for Shares being repurchased, the Fund expects to employ the following repurchase procedures:

•	If the Board of Trustees elects to offer to repurchase Shares, the Fund will send each Shareholder a repurchase offer that explains the terms and conditions of the repurchase. This repurchase offer will be sent to Shareholders at least 20 business days prior to the date on which the Shareholder must notify the Fund that the Shareholder has elected to tender Shares to the Fund.
•	A Shareholder choosing to tender Shares for repurchase must do so by the Notice Date, which generally will be the 25th calendar day of the second month prior to that containing the date as of which Shares are to be repurchased. Shares or portions of them will be valued as of the Valuation Date, which is generally expected to be the last business day of March, June, September or December. This means, for example, that the Notice Date for a repurchase offer having a December 31 Valuation Date would be October 25.
•	Promptly after the Notice Date, the Fund will issue each Shareholder whose Shares (or portion of them) have been accepted for repurchase a promissory note (the “Promissory Note”), which will be held by the Administrator, entitling the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the repurchased Shares.
•	The Promissory Note will be non-interest bearing and non-transferable. Payment in respect of the Promissory Note will be made as of the later of (1) a period of within 45 days after the Valuation Date, or (2) if the Fund has requested withdrawals of its capital from any Portfolio Funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn from the Portfolio Funds.

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•	Although the amounts required to be paid by the Fund under the Promissory Note will generally be paid in cash, the Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities. The Fund intends to make an in-kind payment only under the limited circumstance where the Fund receives an in-kind distribution from a Portfolio Fund of transferable securities that the Fund cannot liquidate itself prior to making the distribution.

        If modification of the Fund’s repurchase procedures as described above is deemed necessary to comply with regulatory requirements, the Board of Trustees will adopt revised procedures reasonably designed to provide Shareholders substantially the same liquidity for Shares as would be available under the procedures described above.

        In the event that the Adviser or any of its affiliates holds Shares in the capacity of a Shareholder, the Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund.

        A Shareholder tendering for repurchase only a portion of its Shares will be required to hold Shares with a value of at least $25,000 (or any lower amount equal to the Shareholder’s initial subscription amount net of the applicable sales load) after giving effect to the repurchase. If a Shareholder tenders an amount that would cause the value of its Shares in the Fund to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the Shareholder so the value of the Shareholder’s Shares is above the minimum or to repurchase all of the Shareholder’s Shares.

        Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Fund’s investment-related expenses as a result of higher portfolio turnover rates. Liquidation of portfolio holdings to fund repurchases of Shares also may result in the Fund incurring redemption, withdrawal or similar fees charged by one or more Portfolio Funds. The Adviser intends to take measures, subject to such policies as may be established by the Board of Trustees, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Shares.

        The Declaration of Trust grants the Board of Trustees the authority to repurchase the Shares, or any portion of them, of a Shareholder or any person acquiring Shares from or through a Shareholder, without consent or other action by the Shareholder or other person, if the Board of Trustees in its sole discretion determines that:

•	ownership of the Shares by a Shareholder or other person is likely to cause the Fund to be in violation of, or subject the Fund to new or additional registration or regulation under the securities, commodities or other laws of the United States or any other relevant jurisdiction;
•	continued ownership of the Shares by a Shareholder may be harmful or injurious to the business or reputation of the Fund, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences; or
•	any of the representations and warranties made by a Shareholder or other person in connection with the acquisition of Shares was not true when made or has ceased to be true.

        In the event that the Board of Trustees determines that the Fund should, without the additional consent of the Shareholder, repurchase the Shares of such Shareholder, or any person acquiring Shares from or through the Shareholder, such repurchases will be subject to the following repurchase procedures unless otherwise determined by the Board of Trustees from time to time:

•	Shares (or portions thereof) will be valued as of the “Compulsory Repurchase Valuation Date” (which date, unless otherwise determined by the Board of Trustees, shall be the last business day of the month in which the Fund intends to repurchase the Shares);
•	promptly after the Board of Trustees determines that the Fund should repurchase the Shares of a Shareholder, or any person acquiring Shares from or through a Shareholder, pursuant to the authority granted in the Declaration of Trust, the Fund will give to such person whose Shares (or portion thereof) have been called for repurchase (a “Compulsorily Repurchased Shareholder”) notice of the Fund’s intent to repurchase the Shares and the expected Compulsory Repurchase Valuation Date for such Shares;

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•	promptly after the Compulsory Repurchase Valuation Date, the Fund will issue to the Compulsorily Repurchased Shareholder a promissory note (the “Compulsory Repurchase Promissory Note”), which will be held by the Transfer Agent, entitling the Compulsorily Repurchased Shareholder to be paid an amount equal to the value, determined as of the Compulsory Repurchase Valuation Date, of the repurchased Shares; and
•	the Compulsory Repurchase Promissory Note will be non-interest bearing and nontransferable. Payment in respect of the Compulsory Repurchase Promissory Note will be made as of the later of (i) a period of within 45 days after the Compulsory Repurchase Valuation Date, or (ii) if the Fund has requested withdrawal of its capital from one or more Portfolio Funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn from such Portfolio Funds.

Transfers of Shares

        The Fund reserves the right to limit transfers of Shares in its discretion. In addition, any purported transfer must be to another Eligible Investor. In addition, Shares may be held only through Distributors. The Distributors have agreed to note the existence of transfer restrictions on confirmations of sales by them to their customers occurring after the closing. These brokers, dealers and other financial intermediaries have also agreed to ensure that transfers between their customers are made only to Eligible Investors. Any purported transfer of Shares: (i) to an account held through a broker, dealer or other financial intermediary that is not a party to an agreement with BDI, or FAMD; or (ii) to any person who is not an Eligible Investor will be void, and the intended transferee will acquire no rights in the Shares sought to be transferred. These transfer restrictions will apply to all transfers, including gifts or transfers by the descent and distribution laws of any jurisdiction (i.e., by bequest or intestate transfer as a result of a Shareholder’s demise). In addition, any purported transfer that violates the foregoing transfer restrictions will provide the Fund with the right but not the obligation to repurchase such Shares at their then current net asset value from such transferor investor’s transferee or estate. This right would be in addition to any other remedy that the Fund may have, including, when consistent with applicable law, refusing to recognize any such transfer.

        Shareholders may be unable to sell or transfer Shares in the manner or at the time they desire, and they should not expect that they will be able to transfer their Shares at all.

DIVIDENDS AND OTHER DISTRIBUTIONS

        The Fund pays dividends to Shareholders at least annually in aggregate amounts representing substantially all of the Fund’s net investment income (including realized short-term gains), if any, earned during the year. The Fund’s long-term capital gains, if any, are also distributed annually. Dividends will vary in amount depending on investment income received.

        In addition, depending on the performance of the Fund’s investments, the related growth of the Fund’s net assets, and the availability of attractive investment opportunities, the Fund may from time to time make a distribution that constitutes a return of capital for federal income tax purposes. See “Tax Aspects.”

        The net asset value of each Share that you own will be reduced by the amount of the distributions or dividends that you receive.

Automatic Reinvestment Plan

        All dividends and other distributions are reinvested in additional Shares of the Fund unless a Shareholder elects otherwise. Shareholders who choose not to have distributions reinvested must select one of two options: (i) receive dividends and capital gains through cash distribution or (ii) reinvest capital gains, receive dividends through cash distribution. The tax status of any dividend or other distribution is the same regardless of whether or not the dividend or distribution is reinvested or taken as cash. The Fund may limit the extent to which any distributions that are returns of capital may be reinvested in the Fund.

        Shares issued in connection with reinvestments will be issued at their net asset value on the ex-dividend date; there is no sales charge or other charge for reinvestment or a minimum dollar amount required for a reinvestment. Shareholders are free to change their election at any time by contacting the Distributor. Your request must be received by the Fund at least 65 days before the applicable record date to be effective for that dividend or capital gain distribution.

60

        The Fund reserves the right to suspend the automatic reinvestment of dividends and other distributions at any time and to require Shareholders to receive all distributions in cash. The Fund may also limit the maximum amount that may be reinvested, either as a dollar amount or as a percentage of distributions.

        Additional information about the reinvestment of dividends and other distributions may be obtained by contacting the Fund at 1-877-GPC-ROCK.

TAX ASPECTS

        This summary of certain aspects of the Federal income tax treatment of the Fund and its Shareholders is based upon the Code, judicial decisions, Treasury Regulations (“Regulations”) and rulings in existence on the date hereof, all of which are subject to change. This summary does not discuss the impact of various proposals to amend the Code which could change certain of the tax consequences of an investment in the Fund. This summary also does not discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the Federal income tax laws. The Fund is actively managed and its investment strategies may be employed without regard to the tax consequences of the Fund’s transactions on the Fund’s Shares.

        Each investor should consult its own tax adviser as to the tax consequences of investing in the Fund, including the application of state and local taxes which may be different from the Federal income tax consequences described herein.

Taxation of the Fund

        The Fund intends to continue to qualify to be treated as a RIC under the Code. To so qualify, the Fund must, among other things, satisfy an income test and a diversification test.

        To satisfy the income test, at least 90% of the Fund’s gross income in each taxable year must consist of dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies, other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies or net income derived from an interest in a “qualified publicly traded partnership” (generally, a publicly traded partnership other than one where at least 90% of its gross income is gross income that would otherwise be qualifying gross income for a RIC).

        The Fund must also diversify its holdings so that, at the end of each quarter of the Fund’s taxable year, (a) at least 50% of the value of the Fund’s total assets is represented by cash and cash items, securities of other RICs, U.S. Government securities and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of the Fund’s total assets is invested in the securities (other than U.S. Government securities or securities of other RICs) of any one issuer, any two or more issuers of which 20% or more of the voting securities are held by the Fund and which are determined to be engaged in the same or similar trades or businesses or related trades or businesses or the securities of one or more qualified publicly traded partnerships.

        Fund investments in partnerships, including in qualified publicly traded partnerships, may result in the Fund’s being subject to state, local or foreign income, franchise or withholding tax liabilities.

        As a RIC, the Fund is not subject to Federal income tax on the portion of its taxable income that it distributes to its Shareholders, provided that it distributes at least 90% of its investment company taxable income (generally, its taxable income, less the excess of its long-term capital gains over its short-term capital losses) and 90% of its tax-exempt income, if any, each taxable year. In addition, if the Fund distributes, in a timely manner, the sum of (i) 98% of its ordinary income for each calendar year, (ii) 98% of its capital gain net income for the one-year period ending October 31 in that calendar year and (iii) any income not distributed in prior years, it will not be subject to the 4% nondeductible federal excise tax on certain undistributed income of RICs. The Fund intends to distribute substantially all of its income and gains to its Shareholders each year and also intends to distribute its income and gains in such a way that it will not be subject to the 4% Federal excise tax on certain undistributed amounts. The Fund is required to make distributions regardless of whether it has received distributions relating to its income and gains, and it may borrow for the purpose of meeting such distribution requirements.

        If for any taxable year the Fund does not qualify for the special Federal income tax treatment afforded RICs, all of its taxable income will be subject to Federal income tax at regular corporate rates (without any deduction for distributions to its Shareholders). If the Fund fails to qualify as a regulated investment company in any year, it must pay out its earnings and profits accumulated in that year in order to qualify again as a regulated investment

61

company. In addition, if the Fund failed to qualify as a RIC for a period greater than two taxable years, the Fund may be required to recognize any net built-in gains with respect to certain of its assets (the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized if it had been liquidated) in order to qualify as a RIC in a subsequent year.

        The Fund’s transactions, directly or through a Portfolio Fund, in zero coupon securities, foreign currencies, forward contracts, options and futures contracts (including options and futures contracts on foreign currencies), to the extent permitted, will be subject to special provisions of the Code (including provisions relating to “hedging transactions” and “straddles”) that, among other things, may affect the character of gains and losses realized by the Fund (i.e., may affect whether gains or losses are ordinary or capital), accelerate recognition of income to the Fund and defer Fund losses. These rules could therefore affect the character, amount and timing of distributions to Shareholders. These provisions also (a) will require the Fund to mark-to-market certain types of the positions in its portfolio (i.e., treat them as if they were closed out at the end of each year) and (b) may cause the Fund to recognize income without receiving cash with which to pay dividends or make distributions in amounts necessary to satisfy the distribution requirements for avoiding income and excise taxes. The Fund will monitor its transactions, will make the appropriate tax elections and will make the appropriate entries in its books and records when it acquires any foreign currency, forward contract, futures contract or hedged investment in order to mitigate the effect of these rules and prevent disqualification of the Fund as a regulated investment company.

        The Fund’s investment, directly or through a Portfolio Fund, in so-called “section 1256 contracts,” such as regulated futures contracts, most foreign currency forward contracts traded in the interbank market and options on most stock indices, are subject to special tax rules. All section 1256 contracts held by the Fund at the end of its taxable year are required to be marked to their market value, and any unrealized gain or loss on those positions will be included in the Fund’s income as if each position had been sold for its fair market value at the end of the taxable year. The resulting gain or loss will be combined with any gain or loss realized by the Fund from positions in section 1256 contracts closed during the taxable year. Provided such positions were held as capital assets and were not part of a “hedging transaction” nor part of a “straddle,” 60% of the resulting net gain or loss will be treated as long-term capital gain or loss, and 40% of such net gain or loss will be treated as short-term capital gain or loss, regardless of the period of time the positions were actually held by the Fund or a Portfolio Fund.

        As a result of entering into swap contracts, the Fund or a Portfolio Fund may make or receive periodic net payments. The Fund or a Portfolio Fund may also make or receive a payment when a swap is terminated prior to maturity through an assignment of the swap or other closing transaction. Periodic net payments will generally constitute ordinary income or deductions, while termination of a swap will generally result in capital gain or loss (which will be a long-term capital gain or loss if the Fund has been a party to the swap for more than one year). The tax treatment of many types of credit default swaps is uncertain.

        In general, gain or loss on a short sale is recognized when the Fund or the Portfolio Fund closes the sale by delivering the borrowed property to the lender, not when the borrowed property is sold. Gain or loss from a short sale is generally considered as capital gain or loss to the extent that the property used to close the short sale constitutes a capital asset in the Fund’s or a Portfolio Fund’s hands. Except with respect to certain situations where the property used by the Fund to close a short sale has a long-term holding period on the date of the short sale, special rules would generally treat the gains on short sales as short-term capital gains. These rules may also terminate the running of the holding period of “substantially identical property” held by the Fund. Moreover, a loss on a short sale will be treated as a long-term capital loss if, on the date of the short sale, “substantially identical property” has been held by the Fund for more than one year. In general, the Fund will not be permitted to deduct payments made to reimburse the lender of securities for dividends paid on borrowed stock if the short sale is closed on or before the 45th day after the short sale is entered into.

        Dividends or other income (including, in some cases, capital gains) received by the Fund from investments in foreign securities may be subject to withholding and other taxes imposed by foreign countries. Tax conventions between certain countries and the United States may reduce or eliminate such taxes in some cases. The Fund will generally not be eligible to elect to treat any foreign taxes it pays as paid by its shareholders, who therefore will not be entitled to credits or deductions for such taxes on their own tax returns. Foreign taxes paid by the Fund will reduce the return from the Fund’s investments.

        If the Fund, directly or through a Portfolio Fund, purchases shares in certain foreign investment entities, called “passive foreign investment companies” (“PFICs”), it may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend by the Fund to its Shareholders. Additional charges in the nature of interest may be imposed on the Fund in respect of deferred taxes arising from such distributions or gains.

62

        If the Fund were to invest in a PFIC directly or through a foreign Portfolio Fund and elect to treat the PFIC as a “qualified electing fund” under the Code, in lieu of the foregoing requirements, the Fund might be required to include in income each year a portion of the ordinary earnings and net capital gains of the qualified electing fund, even if not distributed to the Fund, and such amounts would be subject to the 90% and excise tax distribution requirements described above. In order to make this election, the Fund would be required to obtain certain annual information from the PFICs in which it invests, which may be difficult or impossible to obtain. If the Fund were to invest in a PFIC through a domestic Portfolio Fund, the Portfolio Fund and not the Fund would be eligible to elect to treat the PFIC as a qualified electing fund.

        Alternatively, the Fund may make a mark-to-market election that will result in the Fund being treated as if it had sold and repurchased its PFIC stock at the end of each year. In such case, the Fund would report any such gains as ordinary income and would deduct any such losses as ordinary losses to the extent of previously recognized gains. The election must be made separately for each PFIC owned directly or indirectly by the Fund and, once made, would be effective for all subsequent taxable years, unless revoked with the consent of the Internal Revenue Service (the “IRS”). By making the election, the Fund could potentially ameliorate the adverse tax consequences with respect to its ownership of shares in a PFIC, but in any particular year may be required to recognize income in excess of the distributions it receives from PFICs and its proceeds from dispositions of PFIC stock. The Fund may have to distribute this “phantom” income and gain to satisfy the 90% distribution requirement and to avoid imposition of the 4% excise tax.

        The Fund will make the appropriate tax elections, if possible, and take any additional steps that are necessary to mitigate the effect of these rules.

        State and Local Taxation. Depending on the extent of the Fund’s activities in states and localities in which its offices are maintained, or in which it is otherwise deemed to be conducting business, the Fund may be subject to the tax laws of these states or localities.

        Unrelated Business Taxable Income. Generally, an exempt organization is exempt from Federal income tax on its passive investment income, such as dividends, interest and capital gains.(1) This general exemption from tax does not apply to the “unrelated business taxable income” (“UBTI”) of an exempt organization. Generally, income and gain derived by an exempt organization from the ownership and sale of debt-financed property is taxable in the proportion to which such property is financed by “acquisition indebtedness” during the relevant period of time. Accordingly, a tax-exempt U.S. person investing in the Fund will not realize UBTI with respect to an unleveraged investment in shares. Tax-exempt U.S. persons are urged to consult their own tax advisors concerning the U.S. tax consequences of an investment in the Fund.

ERISA CONSIDERATIONS

        Persons who are fiduciaries with respect to an employee benefit plan or other arrangement subject to the Employee Retirement Income Security Act of 1974, as amended (an “ERISA Plan” and “ERISA,” respectively), and persons who are fiduciaries with respect to an IRA or Keogh Plan, which is not subject to ERISA but is subject to the prohibited transaction provisions of Section 4975 of the Code (together with ERISA Plans, “Benefit Plans”) should consider, among other things, the matters described below before determining whether to invest in the Fund.

        ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in prohibited transactions and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, Department of Labor (“DOL”) regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan’s portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan’s purposes, an examination of the risk and return factors, the portfolio’s composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment (see “Tax Aspects”) and the projected return of the total portfolio relative to the ERISA Plan’s funding objectives. Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether making such an investment is consistent with its or his fiduciary responsibilities and the DOL’s regulations. For example, a fiduciary should consider whether an investment in the Fund may be too illiquid or too speculative for a particular ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified. If a fiduciary breaches its or his responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary itself or himself may be held liable for losses incurred by the ERISA Plan as a result of such breach.

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        Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund should not be considered to be “plan assets” of the ERISA Plans investing in the Fund for purposes of ERISA’s (or the Code’s) fiduciary responsibility and prohibited transaction rules. Thus, neither the Adviser nor any of the Trustees will be fiduciaries within the meaning of ERISA by reason of their authority with respect to the Fund.

        A Benefit Plan which proposes to invest in the Fund will be required to represent that it, and any fiduciaries responsible for such Benefit Plan’s investments, are aware of and understand the Fund’s investment objective, policies and strategies, that the decision to invest in the Fund was made with appropriate consideration of the relevant investment factors with regard to the Benefit Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and/or the Code.

        Certain prospective Benefit Plan Shareholders may currently maintain relationships the Adviser or the Trustees or their affiliates. Each of such persons may be deemed to be a party in interest to and/or a fiduciary of any Benefit Plan to which it provides investment management, investment advisory or other services. ERISA prohibits (and the Code penalizes) the use of ERISA and Benefit Plan assets for the benefit of a party in interest and also prohibits (or penalizes) an ERISA or Benefit Plan fiduciary from using its position to cause such Benefit Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. Benefit Plan Shareholders should consult with counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA and/or the Code. Fiduciaries of ERISA or Benefit Plan Shareholders will be required to represent that the decision to invest in the Fund was made by them as fiduciaries independent of the Adviser, the Trustees or their affiliates, that such fiduciaries are duly authorized to make such investment decision and that they have not relied on any individualized advice or recommendation of the Adviser, Trustees or their affiliates, as a primary basis for the decision to invest in the Fund.

        The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in this Prospectus is general and may be affected by future publication of regulations and rulings. Potential Benefit Plan Shareholders should consult their legal advisers regarding the consequences under ERISA and the Code relevant to the acquisition and ownership of Shares.

ADDITIONAL INFORMATION REGARDING THE
DECLARATION OF TRUST

Amendment of the Declaration of Trust

        The Declaration of Trust may generally be amended, in whole or in part, with the approval of two-thirds (2/3) of the Board of Trustees (including a majority of the Independent Trustees, if required by the 1940 Act) and without the approval of the Shareholders unless the approval of Shareholders is required by the 1940 Act. The Declaration of Trust cannot be amended in any way that would impair the exemption from personal liability of the Shareholders, Trustees, officers, employees and agents of the Fund.

REPORTS TO SHAREHOLDERS

        The Fund will send to Shareholders an unaudited semiannual and an audited annual report within 60 days after the close of the period covered by the report, or as otherwise required by the 1940 Act.

FISCAL YEAR

        For accounting purposes, the Fund’s fiscal year is the 12-month period ending on March 31. For tax purposes, the Fund has adopted the 12-month period ending March 31 of each year as its taxable year.

LEGAL COUNSEL

        Willkie Farr & Gallagher LLP, New York, New York 10019, serves as legal counsel to the Fund.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        The Board of Trustees has selected Deloitte & Touche LLP as the independent registered public accounting firm of the Fund. Deloitte & Touche LLP is responsible for the auditing of the annual financial statements of the Fund. Deloitte & Touche LLP’s principal business address is located at 750 College Road East, Princeton, New Jersey 08540.

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INQUIRIES AND FINANCIAL INFORMATION

        Inquiries concerning the Fund and the Shares (including information concerning subscription and withdrawal procedures) should be directed to:

BlackRock Investment Management, LLC 55 East 52nd Street, 25th Floor New York, New York 10055 1-877-GPC-ROCK

        The Fund’s audited financial statements are incorporated herein by reference to its 2006 annual report. Shareholders may request a copy of the annual report at no charge by calling the Fund at the telephone number indicated below during regular business hours. The Fund’s annual and semi-annual reports are also available free of charge via hyperlink at www.blackrock.com.

Beneficial Owners

        To the knowledge of the Fund, no entities owned beneficially or of record, 5% or more of the Fund’s outstanding Shares as of July 13, 2007.

Electronic Delivery

        Electronic copies of most financial reports and prospectuses are available on the Fund’s website. Shareholders can sign up for e-mail notifications of quarterly statements, annual and semiannual reports and prospectuses by enrolling in the Fund’s electronic delivery program. To enroll:

        Shareholders Who Hold Accounts with Investment Advisers, Banks or Brokerages: Please contact your financial adviser. Please note that not all investment advisers, banks or brokerages may offer this service.

        Shareholders Who Hold Accounts Directly With BlackRock:

        1) Access the BlackRock website at http://www.blackrock.com/edelivery

        2) Log into your account

BLACKROCK PRIVACY PRINCIPLES

        BlackRock is committed to maintaining the privacy of its current and former fund investors and individual clients (collectively, “Clients”) and to safeguarding their non-public personal information. The following information is provided to help you understand what personal information BlackRock collects, how we protect that information and why in certain cases we share such information with select parties.

        If you are located in a jurisdiction where specific laws, rules or regulations require BlackRock to provide you with additional or different privacy-related rights beyond what is set forth below, then BlackRock will comply with those specific laws, rules or regulations.

        BlackRock obtains or verifies personal non-public information from and about you from different sources, including the following: (i) information we receive from you or, if applicable, your financial intermediary, on applications, forms or other documents; (ii) information about your transactions with us, our affiliates, or others; (iii) information we receive from a consumer reporting agency; and (iv) from visits to our Web sites.

        BlackRock does not sell or disclose to non-affiliated third parties any non-public personal information about its Clients, except as permitted by law or as is necessary to respond to regulatory requests or to service Client accounts. These non-affiliated third parties are required to protect the confidentiality and security of this information and to use it only for its intended purpose.

        We may share information with our affiliates to service your account or to provide you with information about other BlackRock products or services that may be of interest to you. In addition, BlackRock restricts access to non-public personal information about its Clients to those BlackRock employees with a legitimate business need for the information. BlackRock maintains physical, electronic and procedural safeguards that are designed to protect the non-public personal information of its Clients, including procedures relating to the proper storage and disposal of such information.

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APPENDIX A

INVESTOR QUALIFICATIONS

Accredited Investor

        In order to be eligible to purchase Shares in the Fund, a prospective investor must, among other things, meet the definition of “accredited investor” as defined in Regulation D of the Securities Act of 1933, as amended (the “1933 Act”). Regulation D defines the following persons (or entities) as accredited investors:

(a) a bank as defined in section 3(a)(2) of the 1933 Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the 1933 Act, whether acting in its individual or fiduciary capacity;

(b) a broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934;

(c) an insurance company as defined in section 2(13) of the 1933 Act;

(d) an investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), or a business development company as defined in section 2(a)(48) of the 1940 Act;

(e) a Small Business Investment Fund licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958;

(f) a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

(g) an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors within the meaning of the 1933 Act;

(h) a private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(i) an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(j) a natural person who had an individual income in excess of $200,000 in each of the last two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(k) a natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of purchase exceeds $1,000,000;

(l) a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a person with such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment;

(m) an entity in which all of the equity owners are accredited investors within the meaning of the 1933 Act.

Tax-Exempt

        In addition, a prospective investor must also be exempt from U.S. Federal income tax.

        The Investor is either a:

(a) Individual Retirement Plan

(b) Charitable Remainder Trust

(c) Foundation

(d) Keogh Plan

(e) Endowment

(f) Employee Benefit Plan

(g) Other*

*	If other, the Investor can provide a basis for exemption from U.S. Federal Income tax.

A-1

PART C

OTHER INFORMATION

Item 25.   Financial Statements and Exhibits

Exhibits

(a)(1)	—	Certificate of Trust(1)
(a)(2)	—	Declaration of Trust(3)
(b)	—	Bylaws(4)
(c)	—	Not Applicable
(d)	—	Incorporated by reference to Exhibits (a)(2) and (b) above.
(e)	—	None
(f)	—	Not Applicable
(g)(1)	—	Form of Investment Advisory Agreement between Registrant and BlackRock Advisors, LLC*
(g)(2)	—	Form of Sub-Investment Advisory Agreement between the Investment Adviser and BlackRock Investment Management, LLC.*
(h)(1)	—	Form of Unified Distribution Agreement between Registrant and FAM Distributors, Inc. (“FAMD”)(13)
(h)(2)	—	Form of Unified Distribution Agreement between Registrant and BlackRock Distributors, Inc. (“BDI”)(14)
(i)	—	Not Applicable
(j)	—	Form of Custodian Services Agreement between Registrant and PFPC Trust Company(5)
(k)(1)	—	Form of Administration, Accounting and Investor Services Agreement between Registrant and PFPC, Inc.(6)
(k)(2)	—	Form of Escrow Agency Agreement between Registrant and PFPC, Inc.(7)
(k)(3)	—	Form of Shareholder Services Agreement between Registrant and FAM distributors, Inc.(8)
(k)(4)	—	Power of Attorney(9)
(l)	—	Opinion and Consent of Schulte Roth & Zabel LLP(10)
(m)	—	Not Applicable
(n)(1)	—	Consent of Deloitte & Touche LLP, independent registered public accounting firm for the Registrant*
(n)(2)	—	Consent of Willkie Farr & Gallagher LLP*
(o)	—	Not Applicable
(p)	—	Certificate of Initial Shareholder(12)
(q)	—	Not Applicable
(r)	—	Code of Ethics(2)

C-1

*	Filed herewith.
(1)	Incorporated by reference to identically numbered Exhibit of the Fund’s Initial Registration Statement on Form N-2 filed on April 28, 2005
(2)	Incorporated by reference to Exhibit r to Post-Effective Amendment No. 15 to the Registration Statement on Form N-2 of BlackRock Senior Floating Rate Fund, Inc. Protected Fund (File No. 333-39837) filed on November 13, 2006.
(3)	Incorporated by reference to identically numbered Exhibit of the Fund’s Registration Statement filed on June 30, 2005.
(4)	Incorporated by reference to identically numbered Exhibit of the Fund’s Registration Statement filed on June 30, 2005.
(5)	Incorporated by reference to identically numbered Exhibit of the Fund’s Registration Statement filed on June 30, 2005.
(6)	Incorporated by reference to identically numbered Exhibit of the Fund’s Registration Statement filed on June 30, 2005.
(7)	Incorporated by reference to identically numbered Exhibit of the Fund’s Registration Statement filed on June 30, 2005.
(8)	Incorporated by reference to identically numbered Exhibit of the Fund’s Registration Statement filed on June 30, 2005.
(9)	Incorporated by reference to Exhibit 16 to Post-Effective Amendment No. 5 to Registration Statement on Form N-IA of BlackRock Commodity Strategies Fund (File No. 333-1 11815), filed on March 30, 2007.
(10)	Incorporated by reference to identically numbered Exhibit of the Fund’s Registration Statement filed on June 30, 2005.
(11)	Incorporated by reference to identically numbered Exhibit of the Fund’s Registration Statement filed on June 30, 2005.
(12)	Incorporated by reference to identically numbered Exhibit of the Fund’s Registration Statement filed on June 30, 2005.
(13)	Incorporated by reference to an Exhibit to Post-Effective Amendment No. 39 to the Registration Statement on Form N-1A of Merrill Lynch Bond Fund, Inc. (File No. 2-62329), filed on September 15, 2006.
(14)	Incorporated by reference to an Exhibit to Post-Effective Amendment No. 38 to the Registration Statement on Form N-1A of Merrill Lynch Bond Fund, Inc. (File No. 2-62329), filed on July 2, 2006.

Item 26.   Marketing Arrangements

        Please refer to Item 25(2)(h) above.

Item 27.    Other Expenses of Issuance and Distribution

Accounting fees and expenses	$249,658
Legal fees and expenses	$ 79,749
Printing and engraving	$ 98,060
Offering expenses	$222,917
Total	$650,384

Item 28.    Persons Controlled By or Under Common Control

        Not Applicable.

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Item 29.   Number of Holders of Securities

        The following table sets forth the approximate number of record holders of the Fund’s common shares at June 1, 2007.

Title of Class	Number of Record Holders
Common shares, $0.01 par value	987

Item 30.   Indemnification

        A Delaware statutory trust may provide in its governing instrument for indemnification of its officers and trustees from and against any and all claims and demands whatsoever. Article III, Section 7 of Registrant’s Declaration of Trust provides that if any Shareholder or former Shareholder shall be exposed to liability by reason of a claim or demand relating to his or her being or having been a Shareholder, and not because of his or her acts or omissions, the Shareholder or former Shareholder (or his or her heirs, executors, administrators, or other legal representatives or in the case of a corporation or other entity, its corporate or other general successor) shall be entitled to be held harmless from and indemnified out of the assets of the Fund against all loss and expense arising from such claim or demand.

        Pursuant to Article VII, Section 2 of the Declaration of Trust, the trustees of the Fund (the “Trustees”) shall not be responsible or liable in any event for any neglect or wrongdoing of any officer, agent, employee, investment adviser or principal underwriter of the Fund, nor shall any Trustee be responsible for the act or omission of any other Trustee, and the Fund out of its assets shall indemnify and hold harmless each and every Trustee from and against any and all claims and demands whatsoever arising out of or related to each Trustee’s performance of his duties as a Trustee of the Fund to the fullest extent permitted by law; provided that nothing herein contained shall indemnify, hold harmless or protect any Trustee from or against any liability to the Fund or any Shareholder to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court or appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

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Item 31.    Business and Other Connections of Investment Adviser

        (a) BlackRock Advisors, LLC (the “Investment Adviser”) is an indirect wholly owned subsidiary of BlackRock, Inc. The investment Adviser was organized in 1994 for the purpose of providing advisory services to investment companies. The list required by this ltem 31 of officers and directors of the investment Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated by reference to Schedules A and D of Form ADV, filed by the investment Adviser, pursuant to the investment Advisers Act of 1940 (SEC File No. 801-47710).

        (b) BlackRock investment Management, LLC (“BIM”), is a subsidiary of BlackRock, Inc. BIM currently offers investment advisory services to institutional investors such as pension and profit-sharing plans or trusts, insurance companies and banks. The information required by this Item 26 about officers and directors of BIM, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated by reference to Schedules A and D of Form ADV, filed by BIM pursuant to the Investment Advisers Act of 1940 (SEC File No. 801 -56972).

Item 32.   Location of Accounts and Records

        All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Multi-Strategy Hedge Advantage, 55 East 52nd Street, 25th Floor, New York, New York, 10055;

(2)	the Administrator, PFPC Inc., 301 Bellevue Parkway, Wilmington, Delaware 19809;

(3)	the Custodian, PFPC Trust Company, 8800 Tinicum Boulevard, 3rd Floor, Suite 200, Philadelphia, Pennsylvania 19153; and

(4)	the Adviser, BlackRock Advisors, LLC, 100 Bellevue Parkway Wilmington, Delaware 19809

(5)	BlackRock Investment Management, LLC, 800 Scudders Mill Road, Plainsboro, NJ 08536 (records relating to its Functions as sub-advisors)

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Item 33.    Management Services

        Except as described under “The Investment Advisory Agreement” in this Registration Statement, the Fund is not a party to any management service related contract.

Item 34.   Undertakings

        The registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement (1) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (3) and to include any material information with respect to any plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        The registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

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SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Plainsboro, and State of New Jersey, on the 30th day of July, 2007.

BLACKROCK MULTI-STRATEGY HEDGE ADVANTAGE (Registrant)

By:	/s/ DONALD C. BURKE
(Donald C. Burke, Vice President and Treasurer)

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
ROBERT C. DOLL, JR.* (Robert C. Doll, Jr.)	President (Principal Executive Officer) and Trustee	July 30, 2007

DONALD C. BURKE* (Donald C. Burke)	Vice President and Treasurer (Principal Financial and Accounting Officer)	July 30, 2007

DAVID O. BEIM* (David O. Beim)	Trustee	July 30, 2007

JAMES T. FLYNN* (James T. Flynn)	Trustee	July 30, 2007

CARL KESTER* (W. Carl Kester)	Trustee	July 30, 2007

KAREN P. ROBARDS* (Karen P. Robards)	Trustee	July 30, 2007

By: /s/ DONALD C. BURKE* (Donald C. Burke, Attorney-in-Fact)		July 30, 2007

*	This amendment has been signed by each of the persons so indicated by the undersigned as Attorney-in-Fact.

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EXHIBIT INDEX

Exhibits	Description
(g)(1)	—	Form of Investment Advisory Agreement between Registrant and BlackRock Advisors, LLC
(g)(2)	—	Form of Sub-Investment Advisory Agreement between the Investment Adviser and BlackRock Investment Management, LLC
(n)(1)	—	Consent of Independent Registered Public Accounting Firm
(n)(2)	—	Consent of Willkie Farr & Gallagher LLP